Annual Report 2022 G lo b e Life Inc. 2022 A nnual Rep ort 3700 S Stonebridge Dr McKinney, Texas 75070 GlobeLifeInsurance.com G lo b e Life Inc. 2022 A nnual Rep ort

$ in thousands 1 The following financial measures utilized by management and contained in the following Letter to Shareholders are considered non-GAAP: net operating income; net operating income as a return on average equity, excluding net unrealized gains on fixed maturities; book value (shareholders’ equity) per share, excluding net unrealized gains or losses on fixed maturities; underwriting income or margin (consolidated). Globe Life includes non-GAAP measures to enhance investors’ understanding of management’s view of the business. The non-GAAP measures are not a substitute for GAAP, but rather a supplement to increase transparency by providing broader perspective. Globe Life’s definitions of non-GAAP measures may differ from other companies’ definitions. Reconciliations to GAAP financial data are presented on pages 16–17. $4,302,709 Total Premium $806,345 Net Operating Income $739,704 Net Income $3,061,520 Annualized Life Premium In Force $1,327,854 Annualized Health Premium In Force 2022 in Focus 1 Financial Highlights $ in thousands, except per share amounts 2022 2021 % CHANGE OPERATIONS Total Premium $4,302,709 $4,099,887 4.9 Net Operating Income1 806,345 707,497 14.0 Net Income 739,704 744,959 0.7 Annualized Life Premium In Force 3,061,520 2,943,185 4.0 Annualized Health Premium In Force 1,327,854 1,286,078 3.2 Diluted Average Shares Outstanding 98,985 103,170 4.1 Net Operating Income as a Return on Average Equity (excluding net unrealized gains on fixed maturities1) 13.4% 12.3% Net Income as a Return on Average Equity 12.3% 8.8% PER COMMON SHARE (on a diluted basis) Net Operating Income1 $8.15 $6.86 18.8 Net Income 7.47 7.22 3.5 Shareholders’ Equity (excluding net unrealized gains on fixed maturities1) 64.01 58.50 9.4

Products We offer affordable basic protection life and health insurance products to customers that help provide a financial safeguard when the unexpected happens. Market For over half a century we have focused our operations on the lower-middle to middle- income markets. These markets are vastly underserved and provide significant opportunity for growth. Margins As a result of Globe Life’s history of consistently strong underwriting margins, we do not have to rely on investment income to produce operating income. Approximately 78% of the Company’s pretax operating income comes from underwriting income. Distribution Products are distributed to the individual and worksite markets primarily through a diverse exclusive agency force and direct-to-consumer marketing channels. Through these channels, we can effectively manage costs, which leads to consistent underwriting margins. Return of Excess Capital to Shareholders Globe Life consistently produces excess cash flow which is returned to shareholders. Since 1986, Globe Life has returned approximately $11.4 billion to shareholders in the form of share repurchases and dividends. Cash Flows Our highly persistent block of in-force business produces strong excess cash flows year after year. More than 90% of Globe Life’s premium revenue is generated from policies sold in prior years. At Globe Life, everything is done with purpose to Make Tomorrow Better. Gary Coleman and Larry Hutchison, who stepped down as Co-CEOs of Globe Life on December 31, 2022, after a combined 78 years of service to the Globe Life family of companies, are a testament to that purpose. Gary and Larry’s complementary skill sets provided depth to a Co-CEO structure that facilitated sound collective decision-making processes and allowed the flexibility to both oversee daily operations and plan more easily for the future. Throughout their 10-year period as Co-CEOs, they led the streamlining and modernization of Company operations, directed critical innovations in digital marketing, and successfully navigated through difficult challenges. Gary and Larry are admired for their leadership, resilience, and integrity, and for making each decision with the interests of Globe Life’s shareholders, policyholders, agents, and employees in mind. We are honored to write the next chapter in Globe Life’s history of growth. We look forward to continuing the Please note that our business model will not change as the new accounting guidance for insurance contracts, titled Long Duration Targeted Improvements (LDTI), is implemented in 2023. While LDTI generates timing differences that will impact our GAAP financial statements, it will have no impact whatsoever on how we view or operate our business. There will be no impact to the cash flows generated by our operations. The cash flow dividends provided by the insurance subsidiaries to the parent company are based on our statutory income, which is not impacted by LDTI. Letter to Shareholders* *Throughout this letter net operating income represents net operating income from continuing operations. successful execution of our strategy and are committed to enhancing value for Globe Life’s stakeholders. Even with the lingering effects of the COVID-19 pandemic, Globe Life continued to thrive in 2022. Our overall performance remained positive with strong results despite a challenging economic environment and paying approximately $118 million of excess life claims directly or indirectly related to COVID-19. Total premium grew 5% and total net sales grew to a record of $722 million. Net operating income as a return on equity, excluding net unrealized gains on fixed maturities, was 13.4%. While we still anticipate excess mortality in 2023, we believe the impact of COVID-19 will continue to moderate as it develops into an endemic state. The core tenets of our business model — provide basic protection insurance to our niche markets, grow our business profitably, manage costs, and return excess capital to shareholders — are fundamental to Globe Life’s success. This model has produced strong results year after year and is summarized below. 2

# Our Growth

A strong return on equity (ROE) has routinely been generated by Globe Life. In 2022, net income as an ROE was 12.3%, and net operating income as an ROE, excluding net unrealized gains on fixed maturities, was 13.4%.

Our business model is central to our success and delivers consistent results year after year. We continue to pursue enhancements of our operations through careful use of innovation and technology to effectively manage agent recruiting, lead generation, training, business conservation, and sales activities.

The charts below demonstrate the sustained growth in earnings per share and book value per share.

**Net Income Per Share**

Compound Annual Growth Rate:
10-Year: 7.6%



$3.60
$4.09
$4.49
$6.09
$6.82
$7.47
2012
2014
2016
2018[1]
2020
2022

**Net Operating Income Per Share**

Compound Annual Growth Rate:
10-Year: 9.4%



$3.31
$3.92
$4.49
$6.13
$6.88
$8.15
2012
2014
2016
2018[1]
2020
2022

**Book Value Per Share**

Compound Annual Growth Rate:
10-Year: 5.0%



$30.56
$36.19
$37.76
$48.11
$83.19
$49.65
2012
2014
2016
2018[1]
2020
2022

**Book Value Per Share**

(Excluding Net Unrealized Gains or Losses on Fixed Maturities)

Compound Annual Growth Rate:
10-Year: 10.5%



$23.49
$27.91
$32.13
$44.32
$53.12
$64.01
2012
2014
2016
2018[1]
2020
2022

[1] In 2017, tax legislation revised the corporate income tax rate from 35% to 21% effective Jan. 1, 2018, among other modifications.

3

# Operations

Net operating income has long been used as a performance measure for Globe Life's insurance operations. Net operating income is a common metric used in the life insurance industry. We continue to utilize net operating income because we believe it provides a clearer view of the profitability and operating trends of our business.

In 2022, net operating income per share was up 18.8% to $8.15 due primarily to improved mortality.

# Underwriting Income

Underwriting income, which is premium income less the funding of policy benefits, acquisition costs, and administrative expenses, increased by 20% year over year. The higher underwriting income is primarily due to higher premiums and improved claims experience. In 2022, approximately 78% of pretax operating income was produced from underwriting income.

Globe Life uses multiple channels to distribute its products. American Income, Liberty National, and Family Heritage market to individuals and worksites through in-person and virtual platforms. The Direct to Consumer Division provides life insurance products to adult and juvenile customers through the Internet, direct mail, call center, and insert media channels. United American is our independent (non-exclusive) agency. This general agency division markets Medicare Supplement and limited benefit supplemental health plans to individuals and employer groups.

Company-wide, Globe Life issued almost 2.3 million new life and health policies in 2022, which represents millions of family members who are being protected due to the efforts of our employees and the thousands of exclusive and independent agents representing Globe Life. We have been able to maintain robust underwriting margins by effectively managing our expenses. The chart at right reflects the distribution of underwriting margin by channel.

## Components of Net Operating Income

($ in millions, except per share data)

| | | PER SHARE |
|---|---|---|
| Underwriting Income | $799 | $8.08 |
| Excess Investment Income | 238 | 2.41 |
| Tax and Other Parent Expenses | (208) | (2.10) |
| Stock Compensation Expense, Net of Tax | (23) | (0.23) |
| **Net Operating Income** | **$806** | **$8.15** |

## Components of Underwriting Income

($ in millions)

| | | AS % OF PREMIUM |
|---|---|---|
| Underwriting Margin | | |
| - Life | $769 | 25.4% |
| - Health | 321 | 25.1% |
| - Other | 8 | |
| Total | $1,098 | 25.5% |
| Admin. Expenses Net of Other Income | (299) | 7.0% |
| **Underwriting Income** | **$799** | **18.6%** |

## 2022 Total Underwriting Margin



8%
9%
7%
11%
13%
52%
American Income Division
Liberty National Division
Direct to Consumer Division
Family Heritage Division
United American Division
Other

4

American Income remains the largest contributor of premium and underwriting margin among Globe Life’s distribution channels. In 2022, American Income represented 50% of life premiums and 52% of total underwriting margin. Life net sales at American Income increased 9% in 2022. Over the past ten years, life net sales have grown at a compound annual growth rate of 7.1%. American Income is a “union label” company with union members not only in the home office, but also in the sales force. With the endorsement of unions at the international level, the sales force markets products to union membership at the local level. American Income is honored to be among those “All-Union Wall-to-Wall” companies cited by the AFL-CIO Union Label and Service Trades Department. While this union affiliation will always be an important part of our business, we have greatly expanded our markets in recent years. Today, the majority of our new business comes from non-union sources. For more than six decades, American Income has offered the same basic protection life insurance products to working families. Even so, the Division has continued to evolve considerably over time in how they recruit, train, sell, gather leads, and develop emerging agency leaders. In our exclusive agency operations, sales growth is generally dependent upon agent count growth. In 2020 and 2021, American Income Division experienced tremendous growth in agent count due to the pivot away from face-to-face sales to virtual recruiting and selling during the pandemic. In 2022, the Division saw a decline in average agent count resulting from higher-than-expected attrition. We have seen positive momentum as a result of our new retention efforts and agency compensation adjustments aimed at recruiting and retention, and we expect to see renewed agent growth in 2023. We are confident American Income will continue to have long-term growth opportunities to recruit new agents and grow sales. Our agencies recruit underemployed individuals searching for a better opportunity, and there will always be a large pool of such individuals. These agencies also understand the importance of leadership development and offering unlimited opportunity to those desiring the prospect of leading a team and ultimately owning their own agency. 6,962 6,971 7,360 8,738 9,971 9,444 2017 2018 2019 2020 2021 2022 American Income Division Average Agent Count Compound Annual Growth Rate: 5-Year: 6.3% $223 $224 $238 $253 $291 $317 2017 2018 2019 2020 2021 2022 American Income Division Life Net Sales Compound Annual Growth Rate: 5-Year: 7.3% ($ in millions) 5

# Liberty National Division

Liberty National had one of the best years in its 100-year history with all-time highs in agent count, amount of annualized premium written per agent, middle management leadership counts, and net submitted premium. These results translated into the Division breaking its longstanding goal of reaching $100 million in sales from the individual and worksite markets.

Total life net sales at Liberty National grew 10% year over year. As shown in the charts, agent count and total net sales have grown at a compound annual growth rate of 6.6% and 9.8%, respectively over the past five years.

We continue to innovate and invest in technology to enhance business processes, including real-time presentation metrics, lead management, and seamless process flow throughout the sales presentation, which helps agents build confidence in building rapport and closing sales. These improvements in technology allowed visibility into activity which has enhanced agent productivity.

We are pleased by the growth at Liberty National and expect continued expansion of their reach beyond small-town markets in the Southeast to more heavily populated areas across the United States.

**Liberty National Division Average Agent Count**

Compound Annual Growth Rate: 5-Year: 6.6%



2,017
2,156
2,350
2,575
2,716
2,775
2017
2018
2019
2020
2021
2022

**Liberty National Division Total Net Sales**

Compound Annual Growth Rate: 5-Year: 9.8%

($ in millions)



$67
$71
$78
$78
$98
$107
2017
2018
2019
2020
2021
2022

6

# Family Heritage Division

Family Heritage focuses on providing limited-benefit health insurance products to non-urban areas and smaller cities throughout the United States. The majority of these products offer a return of premium feature, which refunds any excess of premiums received less claims paid to the policyholder at the end of a specified period.

While average agent count was relatively flat for the last three years, we are very encouraged with the direction of this agency. Agency bonus compensation was adjusted last year to incentivize recruiting activity and agency middle management development. In addition, a customer relationship management tool was deployed to the entire agency, providing agents better access to information about their clients and prospects.

These changes have generated positive momentum, as net health sales grew 14% to $83 million and average agent count grew steadily the last three quarters of 2022, ending the year above 1,300 agents. We are excited with the progress made last year and are very optimistic for the future.

**Family Heritage Division Average Agent Count**

Compound Annual Growth Rate: 5-Year: 4.0%



995
1,064
1,112
1,325
1,213
1,210
2017
2018
2019
2020
2021
2022

**Family Heritage Division Health Net Sales**

Compound Annual Growth Rate: 5-Year: 7.8%

($ in millions)



$57
$60
$66
$71
$73
$83
2017
2018
2019
2020
2021
2022

7

Direct to Consumer has evolved over the years from a direct mail distribution channel to a multi- channel division that also utilizes insert media, a call center, and the Internet. Having these various channels to reach consumers provides a significant advantage since we can monetize leads more effectively than other life insurers. Direct to Consumer focuses on the lower-middle to middle-income market offering adult and juvenile life insurance protection. Life net sales in the Direct to Consumer Division declined approximately 15% in 2022, falling back to pre-pandemic levels following a surge over the past two years. Life underwriting margin grew 71% to $115 million primarily due to improved claims experience. The decline in net life sales was due to reduced consumer demand and in part a reduction in our circulation and mailings as increases in postage and paper costs impeded our ability to achieve a satisfactory return on our investment for certain marketing campaigns. An offset to the reduced circulation and mailing volume is the growth of our Internet activity, which has a lower acquisition cost than our mailing and insert programs. Today, electronic media sales are approximately 70% of our business compared to 54% in 2019. We are also encouraged to see the average premium per issued policy has increased each year for the last several years and was 16% higher in 2022 than in 2019. All of the Direct to Consumer channels work together to support and drive activity to our other distribution Divisions. The tremendous amount of data and experience we have accumulated over nearly six decades helps us understand what works and what doesn’t work in this market, and provides a significant competitive advantage in consumer segmentation, advanced analytics, production efficiency, and pricing. As Globe Life’s second- largest division, Direct to Consumer remains a key contributor to Globe Life’s success. Direct to Consumer Division Life Net Sales Compound Annual Growth Rate: 5-Year: -1.5% ($ in millions) 2017 2018 2019 2020 2021 2022 $136 $126 $126 $165 $149 $126 Direct to Consumer Division Life Premium Compound Annual Growth Rate: 5-Year: 3.8% ($ in millions) 2017 2018 2019 2020 2021 2022 $813 $829 $856 $907 $971 $982 8

# United American Division

Our United American Division primarily sells individual and group Medicare Supplement insurance using an independent agency distribution model. The Medicare Supplement market is very competitive and subject to considerable regulatory scrutiny that can impact product demand or pricing.

Net health sales declined 8% in 2022 due primarily to Medicare market dynamics. Health underwriting margin grew 7% over the prior year. While we focus primarily on life insurance at Globe Life, we like the Medicare Supplement business as it generates stable profit margins, and we have the knowledge and infrastructure to administer this business efficiently.

We have been in the Medicare Supplement business since Medicare began, and we have seen swings in market dynamics over that entire period. We will maintain a disciplined approach to this business and will take care to protect our profit margins.

**United American Division Health Net Sales**

Compound Annual Growth Rate: 5-Year: -0.7%

($ in millions)



$61
$70
$79
$62
$64
$59
2017
2018
2019
2020
2021
2022

**United American Division Health Premium**

Compound Annual Growth Rate: 5-Year: 8.1%

($ in millions)



$364
$381
$417
$453
$482
$538
2017
2018
2019
2020
2021
2022

9

Components of Net Operating Income ($ in millions, except per share data) PER SHARE Underwriting Income $799 $8.08 Excess Investment Income 238 2.41 Tax and Other Parent Expenses (208) (2.10) Stock Compensation Expense, Net of Tax (23) (0.23) Net Operating Income $806 $8.15 Excess Investment Income ($ in millions) Net Investment Income $987 Required Interest on Net Policy Liabilities (659) Interest on Debt (90) Excess Investment Income $238 Excess investment income is the metric we use to measure our performance in the investment segment. The components of excess investment income can be seen in the chart. Excess investment income produced 23% of our pretax operating income in 2022. Investment Operations 10

The primary purpose of our investment activities is to fund future obligations to our policyholders. To do this, we invest primarily in investment-grade, long-dated fixed maturities which provide the best match for our long-term fixed liability products. These assets have historically provided attractive risk-adjusted, capital-adjusted returns due in large part to our unique ability to hold securities to maturity regardless of fluctuations in interest rates or equity markets. Due to the types of products we sell and the strength of our underwriting margins, Globe Life does not need to invest in high-risk assets such as derivatives, public equities, residential mortgages, collateralized loan obligations, and other asset-backed securities. We have a conservative investment philosophy that emphasizes preservation of capital. During 2022, we executed some repositioning of the fixed maturity portfolio to improve yield and quality. Over the course of the year, we sold approximately $359 million of fixed maturities with an average rating of BBB and reinvested the proceeds in higher-yielding securities with an average rating of A+. Below investment grade bonds are $542 million, compared to $702 million a year ago. The percentage of below investment grade bonds to fixed maturities is 3.0%, the lowest this ratio has been for more than 20 years. In addition, below investment grade bonds plus bonds rated BBB are 54% of fixed maturities, the lowest this ratio has been in 8 years. Since 2020, we have invested approximately $785 million in limited partnerships and commercial mortgage loans with debt-like characteristics. These investments were made to diversify our portfolio and generate additional yield, while staying in line with our conservative investment philosophy. Since we expect to hold our investments to maturity, we take special care to invest in entities that have the ability to survive multiple economic cycles. Overall, we are confident regarding the resiliency of our investment portfolio and believe we are well equipped to withstand a potential recession, and to opportunistically purchase higher yielding securities should such an event occur. Investment Portfolio Total Invested Assets at Amortized Cost Compound Annual Growth Rate: 10-Year: 4.8% ($ in billions) 2012 2014 2016 2018 20222020 $12.5 $13.3 $16.6 $14.8 $20.0 $18.4 AS % OF TOTAL Fixed Maturities (at fair value) $16,503 91% Policy Loans $615 3% Other Investments $1,090 6% Total* $18,208 100% *Total invested assets with fixed maturities at amortized cost: $20,007 Investment Portfolio December 31, 2022 Invested Assets ($ in millions) 11

This chart reflects the impact of lower interest rates over the years. However, the chart also shows that the portfolio yield increased from 2021 to 2022. This is the first time this has happened since 2008. We are very pleased to see higher interest rates as this has a positive impact on net operating income by driving up net investment income. We are not concerned about interest-rate driven unrealized losses as we have the intent and the ability to hold our investments to maturity. Fixed Maturity Portfolio Yield Fixed Maturity Portfolio Yield (at end of year) 5.55% 5.60% 5.41% 5.28% 5.17% 5.19% 2017 2018 2019 2020 2021 2022 12

# Capital Management

Our capital management strategy is a key component of the Globe Life business model, which we believe maximizes shareholder value. We are able to generate substantial excess cash flow due to our large in force block of policies. Our capital management strategy is to fully fund our insurance operations, maintain appropriate capital levels, and return excess capital not needed in our operations to our shareholders.

We continue to maintain our Company Action Level Risk-Based Capital (RBC) ratio target of 300% to 320%. This RBC ratio is lower than that of similarly rated peers. We do not need to hold as much capital as many of our peers due to our lower risk profile, which is attributable to our conservative investment portfolio, policy obligations that are primarily fixed and not subject to fluctuations in interest rates and equity markets, lower withdrawal risk, the strength of our underwriting margins, and consistent cash flow generation.

The chart on the top right presents a history of excess cash flows back to 2012. Excess cash flows are defined as dividends received by the parent from its subsidiaries less interest paid on debt. Over the years, we have returned the great majority of these excess cash flows to shareholders through dividends and share repurchases as can be seen in the chart on the bottom right. Excess cash flows in 2021 and 2022 were negatively impacted by approximately $207 million of COVID-19 claims. We estimate for 2023, after payments of interest on debt, the holding company should have approximately $410 million to $450 million available to return to its shareholders in the form of dividends and share repurchases.

Our first priority is to maximize the profitable growth of our insurance business, so share repurchases come from excess cash flow remaining after fully funding profitable sales growth and insurance operations. We began our share repurchase program in 1986 and have spent $9 billion to repurchase 83% of the outstanding shares of the Company. As long as we believe the stock is not fully valued and can generate a risk-adjusted return on share buybacks that exceeds our cost of equity and other alternative uses, we will continue to repurchase shares.

## Excess Cash Flow

($ in millions)



$411
$442
$378
$421
$466
$359
2012
2014
2016
2018
2020
2022

## Return of Excess Capital to Shareholders

($ in millions)

| | SHAREHOLDER DIVIDENDS | SHARE REPURCHASES | TOTAL SPENT |
|---|---|---|---|
| 2012 | $56 | $360 | $416 |
| 2014 | 65 | 375 | 440 |
| 2016 | 67 | 311 | 378 |
| 2018 | 71 | 372 | 443 |
| 2020 | 78 | 380 | 458 |
| 2022 | 81 | 335 | 416 |

13

Total Shareholder Return 10-year Cumulative Annualized Return: Globe Life – 14.34% S&P 500 – 12.55% S&P 500 Life & Health Insurance – 11.70% 2012 2014 2016 2018 2020 2022 $150 $200 $250 $300 $350 $400 $100 Frank M. Svoboda Co-Chief Executive Officer J. Matthew Darden Co-Chief Executive Officer Note: Globe Life cautions you that this Letter to Shareholders may contain forward-looking statements within the meaning of the federal securities law. These prospective statements reflect management’s current expectations, but are not guarantees of future performance. Accordingly, please refer to our cautionary statement regarding forward-looking statements and the business environment in which the Company operates, contained in the Company’s Form 10-K for the period ended December 31, 2022, found on the following pages and on file with the Securities and Exchange Commission. Globe Life specifically disclaims any obligation to update or revise any forward-looking statement because of new information, future developments, or otherwise. Globe Life had another good year in 2022. We believe the Company’s performance through the pandemic illustrates the resiliency of our business model, which has facilitated the delivery of strong, consistent results over the years regardless of the macroenvironment. The Company’s long-term performance is reflected in the Total Shareholder Return chart shown to the right. Globe Life’s total return has exceeded the S&P 500 index and the S&P 500 Life and Health Insurance Index over the past ten years including three years of the pandemic, despite being primarily a “mortality company.” For 2022, the Company’s total shareholder return was 29.7%, compared to –18.1% for the S&P 500 index and 10.3% for the S&P 500 Life and Health index. The Company’s success would not be possible without the efforts of our employees and agents. We are extremely grateful for their contributions and will continue to invest in human capital to support the growth of our operations. We are proud to represent a Company that helps provide financial stability to a segment of the market that is largely ignored by the financial services industry. Our products promise to provide basic protection to help families put food on the table, cover rent and other routine living expenses, and avoid the devastating impact of significant medical expenses in the event of the death or critical illness of a breadwinner. As promised, Globe Life was able to provide that protection to our policyholders during the pandemic when they needed us most. We have advanced the Company’s environmental, social and governance (ESG) strategy by aligning our ESG disclosures with the Sustainability Accounting Standards Board (SASB) and the Task Force for Climate-related Financial Disclosures (TCFD) recommendations. We are humbled to serve as the next Co-CEOs of Globe Life. While the manner in which we operate our business will change as we continue to invest in technology and modernize our operations, we firmly believe in Globe Life’s unique business model as it has served the Company very well over the years and provides the best opportunity to succeed in the future. We are excited to continue the successful execution of our financial and operational strategies and look forward to capitalizing on the many opportunities we have for continued growth. Thank you for your continued investment in Globe Life. Conclusion 14

PRINCIPAL EXECUTIVE OFFICE 3700 South Stonebridge Drive McKinney, Texas 75070 972-569-4000 ANNUAL MEETING OF SHAREHOLDERS 10:00 a.m. CDT, Thursday, April 27, 2023 The proceedings will be made available for replay on the Investors page of the Globe Life website. The Company’s Annual Meeting will be conducted in accordance with its Shareholders’ Rights Policy. A copy of this policy can be obtained on the Company’s website, or by contacting the Corporate Secretary at the Globe Life principal executive office address. INVESTOR RELATIONS Contact: Mike Majors Phone: 972-569-3239 Fax: 972-569-3282 Email: Investors@Globe.Life INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS Deloitte & Touche LLP 2200 Ross Avenue Suite 1600 Dallas, Texas 75201 STOCK EXCHANGE LISTINGS New York Stock Exchange Symbol: GL INDENTURE TRUSTEE FOR 7.875%, 4.800%, 4.550%, AND 2.150% SENIOR NOTES AND 5.275% AND 4.250% JUNIOR SUBORDINATED DEBENTURES Regions Bank Corporate Trust Services 3773 Richmond Ave., Suite 1100 Houston, TX 77046-3703 Phone: 713-244-8042 Website: www.regions.com/ commercial_ banking/corp_trust.rf The 4.250% debentures trade through Depository Trust Company under global certificates listed on the New York Stock Exchange (NYSE Symbol GL PRD). The 5.275% debentures trade through Depository Trust Company under global certificates listed on the Singapore Stock Exchange. STOCK TRANSFER AGENT AND SHAREHOLDER ASSISTANCE EQ Shareowner Services P.O. Box 64854, St. Paul, MN 55164-0854 or 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120-4100 Toll-Free Number: 866-557-8699 TDD: Hearing impaired can use a relay service Outside the U.S.: 651-450-4064 Website: www.shareowneronline.com DIVIDEND REINVESTMENT Globe Life maintains a dividend reinvestment plan for all holders of its common stock. Under the plan, shareholders may reinvest all or part of their dividends in additional shares of common stock and may also make periodic additional cash payments of up to $3,000 toward the purchase of Globe Life stock. Participation is voluntary. More information on the plan may be obtained from the Stock Transfer Agent by calling toll-free 866-557-8699 or by writing: Globe Life Inc., c/o EQ Shareowner Services, P.O. Box 64874, St. Paul, MN 55164-0874 or 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100. AUTOMATIC DEPOSIT OF DIVIDENDS Automatic deposit of dividends is available to shareholders who wish to have their dividends directly deposited into the financial institution of their choice. Authorization forms may be obtained from the Stock Transfer Agent by calling toll-free 866-557-8699. Globe Life Investors Website The Investors page contains a menu with links to many topics of interest to investors and other interested third parties: • Financial Reports and Other Financial Information • Annual Reports, 10-K and Proxy Statements • Calendar • News Releases • SEC Filings • Environmental, Social & Governance Report • Political Contributions and Public Advocacy Policy • Executive Leadership • About Globe Life Inc. • Contact Us • GlobeLifeInsurance.com STOCK INFORMATION • Stock Transfer Agent and Shareholder Assistance • Dividend Reinvestment • Automatic Deposit of Dividends CORPORATE GOVERNANCE • Corporate By-laws • Code of Business Conduct and Ethics • Code of Ethics for CEO and Senior Financial Officers • Corporate Governance Guidelines • Employee Complaint Procedures • Shareholders’ Rights Policy • Regulation FD Policy and Guidelines • Related Party Transaction Policy • Human Rights and Labor Policy • Third Party Code of Conduct • Anti-Bribery and Corruption Policy BOARD OF DIRECTORS • Board of Directors • Board Committees • Audit Committee • Compensation Committee • Governance and Nominating Committee • Executive Sessions • Qualifications of Directors • Director Independence Criteria • Director Resignation Policy CALLS AND MEETINGS • Management Presentations • Conference Calls on the Web • Conference Call Replays and Transcripts • Annual Meeting of Shareholders 15

# Operating Summary

Unaudited and $ in thousands except per share amounts

| | Twelve months ended December 31, 2022 | 2021 | % Increase or Decrease |
|---|---|---|---|
| **UNDERWRITING INCOME** | | | |
| Life: | | | |
| Premium | $3,023,296 | $2,898,210 | 4.3 ↑ |
| Net policy obligations | (1,273,816) | (1,335,203) | |
| Nondeferred commissions and amortization | (883,373) | (853,399) | |
| Nondeferred acquisition expense | (97,561) | (85,933) | |
| Underwriting margin | 768,546 | 623,675 | 23.2 ↑ |
| Health: | | | |
| Premium | 1,279,412 | 1,201,676 | 6.5 ↑ |
| Net policy obligations | (682,020) | (656,171) | |
| Nondeferred commissions and amortization | (240,711) | (214,373) | |
| Nondeferred acquisition expense | (35,969) | (26,830) | |
| Underwriting margin | 320,712 | 304,302 | 5.4 ↑ |
| Annuity underwriting margin | 8,226 | 8,704 | |
| Total underwriting margin | 1,097,484 | 936,681 | |
| Other income | 1,246 | 1,216 | |
| Insurance administration expenses | (299,341) | (271,631) | 10.2 ↑ |
| Underwriting income | 799,389 | 666,266 | 20.0 ↑ |
| **EXCESS INVESTMENT INCOME** | | | |
| Net investment income | 987,499 | 952,447 | 3.7 ↑ |
| Required interest on: | | | |
| Net policy liabilities: | | | |
| Policy reserves | (919,864) | (877,822) | |
| Deferred acquisition costs | 260,843 | 247,389 | |
| Debt | (90,395) | (83,486) | |
| Total excess investment income | 238,083 | 238,528 | 0.2 ↓ |
| Corporate expenses | (11,156) | (9,553) | |
| Pre-tax operating income | 1,026,316 | 895,241 | 14.6 ↑ |
| Income tax | (197,059) | (169,426) | |
| Net operating income before stock compensation expense | 829,257 | 725,815 | |
| Stock compensation expense, net of tax | (22,912) | (18,318) | |
| **NET OPERATING INCOME** | **$806,345** | **$707,497** | **14.0 ↑** |
| **Operating EPS on a diluted basis** | **$8.15** | **$6.86** | **18.8 ↑** |
| Diluted average shares outstanding | 98,985 | 103,170 | |
| **Reconciliation of Net Operating Income to Net Income:** | | | |
| Net operating income | $806,345 | $707,497 | |
| Non operating items, net of tax: | | | |
| Realized gains (losses) – investments | (60,473) | 54,220 | |
| Realized gains (losses) – redemption of debt | – | (7,358) | |
| Administrative settlements | – | (1,047) | |
| Non-operating expenses | (4,196) | (1,923) | |
| Legal proceedings | (1,972) | (6,430) | |
| **NET INCOME** | **$739,704** | **$744,959** | |
| **EPS on a diluted basis** | **$7.47** | **$7.22** | |

Note: The Operating Summary has been prepared in the manner Globe Life management uses to evaluate the operating results of the Company. It differs from the Consolidated Statements of Operations found in the accompanying SEC Form 10-K.

16

# Condensed Balance Sheets

Unaudited and $ in thousands except per share amounts

| | At December 31, 2022 | 2021 |
|---|---|---|
| **Assets:** | | |
| Fixed maturities at amortized cost* | $18,301,692 | $17,804,922 |
| Cash and short-term investments | 206,680 | 161,308 |
| Other investments | 1,590,882 | 1,383,559 |
| Deferred acquisition costs* | 5,244,527 | 4,919,055 |
| Goodwill | 481,791 | 481,791 |
| Other assets | 1,504,534 | 1,521,375 |
| **Total assets*** | **$27,330,106** | **$26,272,010** |
| **Liabilities and shareholders' equity:** | | |
| Policy liabilities | $17,335,977 | $16,612,074 |
| Current and deferred income taxes payable* | 1,062,691 | 1,030,853 |
| Short-term debt | 449,103 | 479,644 |
| Long-term debt | 1,627,952 | 1,546,494 |
| Other liabilities | 542,094 | 722,009 |
| Shareholders' equity, excluding ASC 320*+ | 6,312,289 | 5,880,936 |
| **Total liabilities and shareholders' equity** | **$27,330,106** | **$26,272,010** |
| **Actual shares outstanding:** | | |
| Basic | 96,740 | 99,567 |
| Diluted | 98,615 | 100,535 |
| Book value (shareholders' equity, excluding ASC 320) per diluted share | $64.01 | $58.50 |
| Net operating income as a return on average equity, excluding ASC 320 | 13.4% | 12.3% |
| Average equity, excluding ASC 320 | $6,015,546 | $5,743,285 |
| Debt to capital ratio, excluding ASC 320 | 24.8% | 25.6% |
| **Reconciliation of Globe Life management's view of selected financial items to comparable GAAP measures*:** | | |
| Shareholders' equity, excluding ASC 320+ | | |
| Effect of ASC 320: | $6,312,289 | $5,880,936 |
| Increase (decrease) fixed maturities | (1,798,327) | 3,500,365 |
| Increase (decrease) deferred acquisition costs | 5,380 | (4,327) |
| Decrease (increase) current and deferred income taxes payable | 376,519 | (734,168) |
| Shareholders' equity | $4,895,861 | $8,642,806 |
| Other comparable GAAP measures: | | |
| Fixed maturities at fair value | $16,503,365 | $21,305,287 |
| Deferred acquisition costs | 5,249,907 | 4,914,728 |
| Total assets | 25,537,159 | 29,768,048 |
| Shareholders' equity | 4,895,861 | 8,642,806 |
| Current and deferred income taxes payable | 686,172 | 1,765,021 |
| Book value (shareholders' equity) per diluted share | 49.65 | 85.97 |
| Net income as a return on average equity | 12.3% | 8.8% |
| Average equity | $6,023,479 | $8,494,262 |
| Debt to capital ratio | 29.8% | 19.0% |

*The Condensed Balance Sheets, excluding ASC 320 have been prepared in the manner Globe Life management, industry analysts, rating agencies and financial institutions use to evaluate the financial position of the company. It differs from the Consolidated Balance Sheets found in the accompanying SEC Form 10-K.

+ASC 320 includes guidance for treatment of unrealized gains and losses on available-for-sale fixed maturities previously included in FAS 115.

17

LINDA L. ADDISON Of Counsel, Norton Rose Fulbright US LLP Houston, Texas MARILYN A. ALEXANDER Principal of Alexander and Friedman, LLC Laguna Beach, California CHERYL D. ALSTON Executive Director and Chief Investment Officer, Employees’ Retirement Fund of the City of Dallas Frisco, Texas MARK A. BLINN Former President and Chief Executive Officer, Flowserve Corporation Dallas, Texas JAMES P. BRANNEN Retired Chief Executive Officer, FBL Financial Group, Inc. Panora, Iowa JANE BUCHAN Chief Executive Officer, Martlet Asset Management LLC Newport Beach, California ALICE S. CHO Senior Advisor to the Boston Consulting Group Dallas, Texas GARY L. COLEMAN Co-Chairman, Globe Life Inc. LARRY M. HUTCHISON Co-Chairman, Globe Life Inc. ROBERT W. INGRAM Retired Ross-Culverhouse Professor of Accounting, Culverhouse College of Commerce, University of Alabama Jupiter, Florida STEVEN P. JOHNSON Retired Partner, Deloitte & Touche LLP Plano, Texas DARREN M. REBELEZ President and Chief Executive Officer, Casey’s General Stores, Inc. West Des Moines, Iowa DAVID A. RODRIGUEZ Retired EVP and Global Chief Human Resources Officer of Marriott International, Inc. Potomac, Maryland MARY E. THIGPEN Consultant for Digital Transformation Strategies, Technology and Cybersecurity Assessments, and Systemic Risk Mitigation Competencies Alpharetta, Georgia Directors GARY L. COLEMAN Co-Chairman LARRY M. HUTCHISON Co-Chairman J. MATTHEW DARDEN Co-Chief Executive Officer FRANK M. SVOBODA Co-Chief Executive Officer JENNIFER A. HAWORTH Executive Vice President and Chief Marketing Officer MARY ELIZABETH HENDERSON Corporate Senior Vice President, Enterprise Lead Generation M. SHANE HENRIE Corporate Senior Vice President and Chief Accounting Officer ROBERT E. HENSLEY Executive Vice President and Chief Investment Officer THOMAS P. KALMBACH Executive Vice President and Chief Financial Officer MICHAEL C. MAJORS Executive Vice President, Policy Acquisition and Chief Strategy Officer R. BRIAN MITCHELL Executive Vice President, General Counsel and Chief Risk Officer CHRISTOPHER T. MOORE Corporate Senior Vice President, Associate Counsel and Corporate Secretary JEFFREY S. MORRIS Corporate Senior Vice President and Chief Actuary PAMELA I. RAMIREZ Corporate Senior Vice President, Enterprise Transformation JOEL P. SCARBOROUGH Corporate Senior Vice President, Legal and Compliance DOLORES L. SKARJUNE Executive Vice President and Chief Administrative Officer CHRISTOPHER K. TYLER Executive Vice President and Chief Information Officer REBECCA E. ZORN Executive Vice President and Chief Talent Officer Officers AMERICAN INCOME DIVISION STEVEN K. GREER Chief Executive Officer DAVID S. ZOPHIN President FAMILY HERITAGE DIVISION KENNETH J. MATSON President and Chief Executive Officer DIRECT TO CONSUMER DIVISION JASON A. HARVEY President and Chief Executive Officer LIBERTY NATIONAL DIVISION STEVEN J. DICHIARO Chief Executive Officer UNITED AMERICAN INSURANCE COMPANY MICHAEL C. MAJORS President Distribution Officers 18

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark one) [ ☒ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022 or [ ☐ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 001-08052 GLOBE LIFE INC. (Exact name of registrant as specified in its charter) Delaware 63-0780404 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 3700 South Stonebridge Drive, McKinney, TX 75070 (Address of principal executive offices) (Zip Code) 972-569-4000 (Registrant’s telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common Stock, $1.00 par value per share GL New York Stock Exchange 4.250% Junior Subordinated Debentures GL PRD New York Stock Exchange Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes x No ¨ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ¨ No x Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No ¨ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes x No ¨ GL 2022 FORM 10-K

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.: Large accelerated filer x Accelerated filer ¨ Non-accelerated filer ¨ Smaller reporting company ¨ Emerging growth company ¨ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨ Indicate by checkmark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. x If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No x As of June 30, 2022, the aggregate market value of the registrant’s common stock held by non-affiliates of the registrant was $9.3 billion based on the closing sale price as reported on the New York Stock Exchange. Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date. Class Outstanding as of January 31, 2023 Common Stock, $1.00 par value per share 96,497,627 shares DOCUMENTS INCORPORATED BY REFERENCE Document Parts Into Which Incorporated Proxy Statement for the Annual Meeting of Stockholders to be held on April 27, 2023 (Proxy Statement) Part III GL 2022 FORM 10-K

## Globe Life Inc.
## Table of Contents

| | | | Page |
|---|---|---|---|
| **PART I.** | | | |
| | Item 1. | Business | 1 |
| | Item 1A. | Risk Factors | 9 |
| | Item 1B. | Unresolved Staff Comments | 16 |
| | Item 2. | Properties | 16 |
| | Item 3. | Legal Proceedings | 16 |
| | Item 4. | Mine Safety Disclosures | 16 |
| **PART II.** | | | |
| | Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 17 |
| | Item 6. | [Reserved] | 18 |
| | | Cautionary Statements | 19 |
| | Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 20 |
| | Item 7A. | Quantitative and Qualitative Disclosures about Market Risk | 56 |
| | Item 8. | Financial Statements and Supplementary Data | 56 |
| | | Consolidated Balance Sheets | 59 |
| | | Consolidated Statements of Operations | 60 |
| | | Consolidated Statements of Comprehensive Income | 61 |
| | | Consolidated Statements of Shareholders' Equity | 62 |
| | | Consolidated Statements of Cash Flows | 63 |
| | | Notes to Consolidated Financial Statements | 64 |
| | | Note 1—Significant Accounting Policies | 64 |
| | | Note 2—Statutory Accounting | 76 |
| | | Note 3—Supplemental Information about Changes to Accumulated Other Comprehensive Income | 77 |
| | | Note 4—Investments | 79 |
| | | Note 5—Deferred Acquisition Costs | 93 |
| | | Note 6—Commitments and Contingencies | 94 |
| | | Note 7—Liability for Unpaid Claims | 97 |
| | | Note 8—Income Taxes | 98 |
| | | Note 9—Postretirement Benefits | 100 |
| | | Note 10—Supplemental Disclosures of Cash Flow Information | 106 |
| | | Note 11—Debt | 107 |
| | | Note 12—Shareholders' Equity | 109 |
| | | Note 13—Stock-Based Compensation | 110 |
| | | Note 14—Business Segments | 115 |
| | Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 122 |
| | Item 9A. | Controls and Procedures | 122 |
| | Item 9B. | Other Information | 125 |
| | Item 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | 125 |
| **PART III.** | | | |
| | Item 10. | Directors, Executive Officers, and Corporate Governance | 125 |
| | Item 11. | Executive Compensation | 125 |
| | Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 125 |
| | Item 13. | Certain Relationships and Related Transactions and Director Independence | 126 |
| | Item 14. | Principal Accountant Fees and Services | 126 |
| **PART IV.** | | | |
| | Item 15. | Exhibits and Financial Statement Schedules | 126 |
| | | Signatures | 137 |

GL 2022 FORM 10-K

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Part I Item 1. Business Globe Life and the Company refer to Globe Life Inc., an insurance holding company incorporated in Delaware in 1979, and its subsidiaries and affiliates. Its primary subsidiaries are Globe Life And Accident Insurance Company, American Income Life Insurance Company, Liberty National Life Insurance Company, Family Heritage Life Insurance Company of America, and United American Insurance Company. Globe Life's website is: www.globelifeinsurance.com. Globe Life makes available free of charge through its website, its annual report on Form 10-K, its quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after they have been electronically filed with or furnished to the Securities and Exchange Commission. Other information included in Globe Life's website is not incorporated into this filing. 1 GL 2022 FORM 10-K

The following table presents Globe Life's business by primary marketing distribution method. Additional information concerning industry segments may be found in Management’s Discussion and Analysis and in Note 14—Business Segments within the Notes to the Consolidated Financial Statements. Primary Distribution Method Underwriting Company Products and Target Markets Distribution Direct to Consumer Division Globe Life And Accident Insurance Company McKinney, Texas Individual life and supplemental health insurance including juvenile and senior life coverage and Medicare Supplement to lower middle- income to middle- income Americans. Nationwide distribution through direct to consumer channels: including direct mail, electronic media, and insert media. American Income Life Division American Income Life Insurance Company Waco, Texas Individual life and supplemental health insurance marketed to working families. 9,444 average producing agents in the U.S., Canada, and New Zealand. Liberty National Division Liberty National Life Insurance Company McKinney, Texas Life and supplemental health insurance distributed through in- home and worksite channels. 2,775 average producing agents in the U.S. Family Heritage Division Family Heritage Life Insurance Company of America Cleveland, Ohio Supplemental limited- benefit health insurance to lower middle-income to middle-income families. 1,210 average producing agents in the U.S. United American Division United American Insurance Company McKinney, Texas Medicare Supplement coverage to Medicare beneficiaries and, to a lesser extent, supplemental limited- benefit health coverage to people under age 65. 3,327 independent producing agents in the U.S. 2 GL 2022 FORM 10-K

## Insurance

### Life Insurance

The distribution channels for life insurance products include direct to consumer, exclusive agents, and independent agents. These methods are described in greater detail within the primary marketing distribution channel chart as seen above. The following table presents annualized premium in force for the three years ended December 31, 2022 by distribution method:

| | Annualized Premium in Force[1] (Dollar amounts in thousands) | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Direct to Consumer** | $ 936,507 | $ 929,197 | $ 881,012 |
| **Exclusive agents:** | | | |
| American Income | 1,553,003 | 1,458,408 | 1,325,293 |
| Liberty National | 360,963 | 341,332 | 318,545 |
| **Independent agents:** | | | |
| United American | 7,609 | 8,426 | 9,314 |
| Other | 203,438 | 205,822 | 205,785 |
| | $ 3,061,520 | $ 2,943,185 | $ 2,739,949 |

(1) See definition of annualized premium in force under *Results of Operations in Management's Discussion & Analysis.*

Globe Life's insurance subsidiaries write a variety of nonparticipating ordinary life insurance products. These include traditional whole life, term life, and other life insurance. The Company does not currently sell interest-sensitive whole life products. The following tables present selected information about Globe Life's life insurance products.

| | Annualized Premium in Force (Dollar amounts in thousands) | | | | | |
|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | 2020 | |
| | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| **Whole life:** | | | | | | |
| Traditional | $ 2,106,878 | 69 | $ 2,011,349 | 68 | $ 1,857,106 | 68 |
| Interest-sensitive | 31,838 | 1 | 33,912 | 1 | 36,297 | 1 |
| **Term** | 756,471 | 25 | 750,005 | 26 | 716,698 | 26 |
| **Other** | 166,333 | 5 | 147,919 | 5 | 129,848 | 5 |
| | $ 3,061,520 | 100 | $ 2,943,185 | 100 | $ 2,739,949 | 100 |

| | Policy Count and Average Face Amount Per Policy (Dollar amounts in thousands) | | | | | |
|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | 2020 | |
| | Policy Count | Average Face Amount per Policy | Policy Count | Average Face Amount per Policy | Policy Count | Average Face Amount per Policy |
| **Whole life:** | | | | | | |
| Traditional | 9,011,227 | $ 15.7 | 8,963,774 | $ 15.3 | 8,717,785 | $ 14.7 |
| Interest-sensitive | 183,887 | 20.4 | 191,536 | 20.4 | 199,975 | 20.3 |
| **Term** | 4,720,870 | 15.3 | 4,731,044 | 15.3 | 4,526,172 | 15.1 |
| **Other** | 453,515 | 16.1 | 432,372 | 15.3 | 408,859 | 14.3 |
| | 14,369,499 | $ 15.6 | 14,318,726 | $ 15.3 | 13,852,791 | $ 14.9 |

3

GL 2022 FORM 10-K

## Health Insurance

The following table presents Globe Life's health insurance annualized premium in force for the three years ended December 31, 2022 by distribution channel.

| | Annualized Premium in Force (Dollar amounts in thousands) | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Direct to Consumer** | $ 72,161 | $ 74,627 | $ 77,522 |
| **Exclusive agents:** | | | |
| Liberty National | 196,336 | 196,783 | 196,534 |
| American Income | 113,087 | 111,102 | 104,701 |
| Family Heritage | 387,897 | 363,226 | 338,309 |
| **Independent agents:** | | | |
| United American | 558,373 | 540,340 | 476,296 |
| | $ 1,327,854 | $ 1,286,078 | $ 1,193,362 |

Globe Life offers Medicare Supplement and limited-benefit supplemental health insurance products that include primarily critical illness and accident plans. These products are designed to supplement health coverage that applicants already own. Medicare Supplements are offered to enrollees in the traditional fee-for-service Medicare program. Medicare Supplement plans are standardized by federal regulation and are designed to pay deductibles and co-payments not paid by Medicare.

The following table presents supplemental health annualized premium in force information for the three years ended December 31, 2022 by product category.

| | Annualized Premium in Force (Dollar amounts in thousands) | | | | | |
|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | 2020 | |
| | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| Limited-benefit plans | $ 735,858 | 55 | $ 700,767 | 54 | $ 617,759 | 52 |
| Medicare Supplement | 591,996 | 45 | 585,311 | 46 | 575,603 | 48 |
| | $ 1,327,854 | 100 | $ 1,286,078 | 100 | $ 1,193,362 | 100 |

## Annuities

Annuity products include single-premium and flexible-premium deferred annuities. Annuities in each of the three years ended December 31, 2022, comprised less than 1% of premium. The Company does not currently market stand-alone fixed or deferred annuity products.

## Pricing

Premium rates for life and health insurance products are established using assumptions as to future mortality, morbidity, persistency, investment income, expenses, and target profit margins. These assumptions are based on Company experience and projected investment earnings rates. Revenues for individual life and health insurance products are primarily derived from premium income, and, to a lesser extent, through policy charges to the policyholder account values on annuity products and certain individual life products. Profitability is affected by actual experience deviations from the established assumptions and to the extent investment income varies from that required for policy reserves.

Collections for annuity products and certain life products are not recognized as revenues, but are added to policyholder account values. Revenues from these products are derived from charges to the account balances for insurance risk and administrative costs. Profits are earned to the extent these revenues exceed actual costs. Profits are also earned from investment income in excess of the amounts required for policy reserves.

4

GL 2022 FORM 10-K

Underwriting The underwriting standards of Globe Life's insurance subsidiaries are established by management. Each subsidiary uses information obtained from the application, and in some cases, telephone interviews with applicants, inspection reports, pharmacy data, motor vehicle records, responses to both medical and non-medical questions, doctors’ statements and/or medical examinations. This information is used to determine whether a policy should be issued in accordance with the application, with a different rating, with a rider, with reduced coverage, or rejected. Reserves The life insurance policy reserves reflected in Globe Life's consolidated financial statements as future policy benefits are calculated based on accounting principles generally accepted in the United States of America (GAAP). These reserves, with future premiums and the associated interest compounded at assumed rates, must be sufficient to cover policy and contract obligations as they mature. Generally, the mortality and persistency assumptions used in the calculations of reserves are based on Company experience. Similar reserves are held on most of the health insurance policies written by Globe Life's insurance subsidiaries, since these policies generally are issued on a guaranteed-renewable basis. The assumptions used in the calculation of Globe Life's reserves are reported in Note 1—Significant Accounting Policies. Reserves for annuity products and certain life products consist of the policyholders’ account values and are increased by policyholder deposits and interest credited and are decreased by policy charges and benefit payments. Reinsurance Globe Life has historically participated in very limited third-party reinsurance as a result of the low face amounts of the policies sold by the Company. See Schedule IV and Note 6—Commitments and Contingencies for more information. Investments The nature, quality, and percentage mix of insurance company investments are regulated by state laws. The investments of Globe Life insurance subsidiaries consist predominantly of high-quality, investment-grade securities. Approximately 91% of our invested assets, at fair value, are fixed maturities at December 31, 2022 (see Note 4— Investments and Management’s Discussion and Analysis). Competition Globe Life competes with other insurance carriers through policyholder service, price, product design, and sales efforts. While there are insurance companies competing with Globe Life, no individual company dominates any of Globe Life's life or health insurance markets. Globe Life's health insurance products compete with, in addition to the products of other health insurance carriers, health maintenance organizations, preferred provider organizations, and other health care-related institutions which provide medical benefits based on contractual agreements. The Company effectively competes with other carriers, in part, due to its ability to operate at lower policy acquisition and administrative expense levels than peer companies. This allows Globe Life to have competitive rates while maintaining higher underwriting margins. Regulation Insurance—Insurance companies are subject to regulation and supervision in the states in which they do business. The laws of the various states establish agencies with broad administrative and supervisory powers which include, among other things, granting and revoking licenses to transact business, regulating trade practices, licensing agents, approving policy forms, approving certain premium rates, setting minimum reserve and loss ratio requirements, determining the form and content of required financial statements, and prescribing the type and amount of investments permitted. Insurance companies are also required to file detailed annual reports with supervisory agencies, and records of their business are subject to examination at any time. Under the rules of the 5 GL 2022 FORM 10-K

National Association of Insurance Commissioners (NAIC), insurance companies are examined periodically by one or more of the supervisory agencies. Risk-Based Capital (RBC)—The NAIC requires that a risk-based capital formula be applied to all life and health insurers. The risk-based capital formula is a threshold formula rather than a target capital formula. It is designed only to identify companies that require regulatory attention and is not to be used to rate or rank companies that are adequately capitalized. All Globe Life's insurance subsidiaries are more than adequately capitalized under the risk- based capital formula. See further discussion of RBC in Capital Resources. Holding Company—States have enacted legislation requiring registration and periodic reporting by insurance companies domiciled within their respective jurisdictions that control or are controlled by other corporations so as to constitute a holding company system. Globe Life Inc. and its subsidiaries have registered as a holding company system pursuant to such legislation in Indiana, Nebraska, Ohio, and New York. Insurance holding company system statutes and regulations impose various limitations on investments in subsidiaries, and may require prior regulatory approval for material transactions between insurers and affiliates and for the payment of certain dividends and other distributions. Environmental, Social, and Governance (ESG) Globe Life’s sustainable business practices are a driver of the success and longevity that our Company has experienced since its origin. We plan to advance our sustainable business practices by further developing the Company's ESG strategy and have aligned disclosures with the Sustainability Accounting Standards Board (SASB) standards and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. Environmental responsibility and sustainability are key components of our overall corporate responsibility efforts. We strive to reduce our impact on the environment by implementing green building initiatives at our corporate facilities, placing a company-wide emphasis on recycling and reducing waste generally, and focusing on efforts to reduce the use of paper and water. With respect to social matters, our focus continues to be on supporting a culture that is inclusive and attractive for all of our employees and independent sales agents. We are committed to maintaining a diverse workforce that reflects the communities in which we work. In addition, to enable the Company to appropriately respond to ESG-related challenges and opportunities, the Company has in place an ESG Committee, and the Board and its committees regularly engage with senior management on relevant ESG-related issues. Human Capital Management Globe Life's talent base encompasses a broad range of experience that possesses the depth of critical skills to efficiently and effectively accomplish our business purpose and mission, serve our policyholders, and protect our shareholders' interests. Maintaining superior human capital is a key driver to the success and longevity that our Company has experienced since its origins dating back to the early 1900s. As of December 31, 2022, the Company had 3,543 full time, part-time, and temporary employees, a 10% increase over the prior year. The increase in headcount in 2022 was primarily to support the increased growth in recent periods, as well as lower attrition levels than normal. The Company engages over 13,700 independently-contracted insurance agents. Refer to Management's Discussion & Analysis for exclusive agent counts. People, Culture, and Community At Globe Life, we are united by our mission to—Make Tomorrow Better1 and this starts with our employees and agents. Beyond providing insurance protection for millions of individuals, serving our policyholders and generating financial results for our shareholders, we focus on cultivating a healthy, positive culture and a thriving community within and among our campuses that is inclusive of and attractive for all. Globe Life promotes a diverse work force, where differences are celebrated and inclusiveness is embraced, to better enable our employees to consistently achieve outstanding individual and collective results. Our commitment to diversity starts at the top; of the 10 independent Board members, 50% are women and 20% are racial/ethnic minorities as of December 31, 2022. 6 GL 2022 FORM 10-K 1Per the Globe Life Employee Handbook, the Globe Life mission statement is "We help families Make Tomorrow Better by working to protect their financial future."

As of December 31, 2022 and 2021, the Globe Life employees, (excluding independently-contracted agents) identify as follows:

**2022**

| Ethnicity/Race | | Gender | | Generations | |
|---|---|---|---|---|---|
| White | 54 % | Female | 68 % | Baby Boomers (1946-1964) | 18 % |
| Black or African American | 22 | Male | 32 | Gen X (1965-1977) | 30 |
| Hispanic or Latino | 13 | | | Millennials (1978-1995) | 43 |
| Asian | 9 | | | Gen Z (1996-2012) | 9 |
| American Indian or Alaskan Native | 1 | | | | |
| Native Hawaiian or Pacific Islander | — | | | | |
| Other or Not Specified | 1 | | | | |
| Total | 100 % | | 100 % | | 100 % |

**2021**

| Ethnicity/Race | | Gender | | Generations | |
|---|---|---|---|---|---|
| White | 56 % | Female | 66 % | Baby Boomers (1946-1964) | 20 % |
| Black or African American | 21 | Male | 34 | Gen X (1965-1977) | 31 |
| Hispanic or Latino | 12 | | | Millennials (1978-1995) | 41 |
| Asian | 9 | | | Gen Z (1996-2012) | 8 |
| American Indian or Alaskan Native | 1 | | | | |
| Native Hawaiian or Pacific Islander | — | | | | |
| Other or Not Specified | 1 | | | | |
| Total | 100 % | | 100 % | | 100 % |

We conduct a confidential survey biennially to give our employees the opportunity to provide candid feedback about their experiences at the Company, including but not limited to, confidence in the Company and leadership, competitiveness of our compensation and benefit package, and departmental relationships. The results are shared with our employees, reviewed by senior leadership, and used to identify areas for improvement and create action plans based on the employee feedback received.

We strive to *Make Tomorrow Bette*r, in part by giving financial and service contributions to programs that provide hands-on assistance in the communities where we live, work, serve, and visit. We focus our charitable giving on organizations that support children, families, veterans, and seniors, as well as those that work to ensure people are able to live full, healthy lives. These categories align with our mission to help families *Make Tomorrow Better* by working to protect their financial future. In 2022, we provided financial support of approximately $4.0 million to organizations within that focus, including charities that support underserved communities, provide scholarships to youth, and advance equity and diversity efforts.

*Talent Development*

At Globe Life, we believe investing in our employees through training and development is paramount to their success. We have developed a learning ecosystem that includes a multitude of professional development opportunities, including online, self-directed, and instructor-led courses on a variety of topics. An education assistance program is also offered to facilitate growth in an area related to one's current position with the Company.

*Health, Safety, and Wellness*

We strive to provide a safe and healthy work environment for every employee. We furnish employees with numerous tools and trainings throughout the year to help ensure they have, at their fingertips, the best information to safely engage with co-workers, customers, and third parties. In furtherance of our commitment to our employees, we offer a comprehensive employee benefits package that includes competitive monetary benefits, retirement

7

GL 2022 FORM 10-K

benefits through a Section 401(k) plan and a qualified pension to eligible employees, fitness center reimbursement, paid-time-off (based on years of service), health insurance, dental and vision insurance, employee resource program, health savings and flexible spending accounts, family leave, and tuition assistance. The Company remains committed to the well-being and safety of its employees, agents, customers, guests, vendors and shareholders in our resolve to maintain a stable and secure business environment. In response to the COVID-19 pandemic, our crisis management and incident response teams guided the Company through an expedited, yet smooth, transition towards working remotely. In 2022, the Company continued to implement steps that were effective during the pandemic to ensure the health and safety of our employees, including: • Continuation of business operations, both in a remote and hybrid work environment; • Maintaining workplace health and safety protocols to allow employees to safely return to Company facilities on a voluntary basis; • Enhancements to “Resilient@Globe Life,” an intra-company website dedicated to COVID-19 issues, which provides employees with relevant and timely information, and interactive employee guides; • Extension of our short-term disability benefits to support employees unable to work as a result of contracting or being exposed to COVID-19; and • Communication with employees on pandemic-related policies and procedures, implementation of emergency business operations (such as social distancing and enhanced cleaning protocols at company facilities), and provision of pandemic health and wellness resources (including seminars regarding mental health). 8 GL 2022 FORM 10-K

Item 1A. Risk Factors Risks Related to Our Business The insurance industry is a regulated industry, populated by many public and private companies. We operate in the industry's life and health insurance sectors, each of which has its own set of risks. Business and Operational Risks The development and maintenance of our various distribution channels are critical to growth in product sales and profits. Our future success depends, in substantial part, on our ability to recruit, hire, and motivate highly-skilled insurance personnel. Further, the development and retention of producing agents are critical to supporting sales growth in our agency operations because our insurance sales are primarily made to individuals. A failure to effectively develop new methods of reaching consumers, realize cost efficiencies or generate an attractive value proposition in our Direct to Consumer Division business could result in reduced sales and profits. In addition, if we do not provide an attractive career opportunity with competitive compensation as well as motivation for producing agents to increase sales of our products, our growth could be impeded. Doing so may be difficult due to many factors, including but not limited to, fluctuations in economic and industry conditions and the effectiveness of our compensation programs and competition among other employers. Our life insurance products are sold in niche markets. We are at risk should any of these markets diminish. We have several life distribution channels that focus on distinct market niches, three of which are labor unions, affinity groups, and sales via Direct to Consumer solicitations. Deterioration of our relationships with either organized labor or affinity groups, or adverse changes in the public’s receptivity to Direct to Consumer marketing initiatives could negatively affect our life insurance business. The impact of COVID-19 and related risks could materially affect our results of operations, financial position and/or liquidity. The effects of the COVID-19 pandemic, and U.S. and international responses, are wide-ranging, costly, and disruptive, and has resulted in significant disruptions in economic activity and financial markets. Excess deaths from non-COVID causes have directly and indirectly adversely affected the Company and will likely continue to do so for an uncertain period of time. The COVID-19 pandemic subjects the Company to various potential risks that could adversely affect the Company in different ways, including but not limited to the following: • Reduced sales resulting from potential limitations in the virtual sales and agent recruiting process or reductions in the willingness or ability of consumers to purchase our products; • Reduced cash flows from lower premiums, higher surrenders and greater than anticipated claim payments; • Disruptions, delays, and increased costs and risks related to employees working remotely, having limited or no access to our facilities, and experiencing reductions or interruptions of critical or essential services; • Ratings downgrades, increased bankruptcies and credit spread widening in industries in which we invest in our investment portfolio. Actual or alleged misclassification of independent contractors at our insurance subsidiaries could result in adverse legal, tax or financial consequences. A significant portion of our sales agents are independent contractors. Although we believe we have properly classified such individuals, a risk nevertheless exists that a court, the Internal Revenue Service or other authority will take the position that our sales agents are employees. From time-to-time, we are subject to civil litigation, including class and collective action litigation, alleging that we have improperly classified certain of our sales agents as independent contractors. Though we believe our sales agents are properly classified as independent contractors, a future adverse judgment in connection with such litigation could result in substantial damages. 9 GL 2022 FORM 10-K

Financial and Strategic Risks Our investments are subject to market and credit risks. Significant downgrades, delinquencies and defaults in our investment portfolio could potentially result in lower net investment income and increased realized and unrealized investment losses. Our invested assets are subject to the customary risks of defaults, downgrades, and changes in market values. Our investment portfolio consists predominately of fixed maturity and short-term investments, where we are exposed to the risk that individual issuers will not have the ability to make required interest or principal payments. A concentration of these investments in any particular issuer, industry, group of related industries or geographic areas could increase this risk. Factors that may affect both market and credit risks include interest rate levels (consisting of both treasury rate and credit spread), financial market performance, disruptions in credit markets, general economic conditions, legislative changes, particular circumstances affecting the businesses or industries of each issuer and other factors beyond our control. Additionally, as the majority of our investments are long-term fixed maturities that we typically hold until maturity, a significant increase in interest rates and/or credit spreads could cause a material temporary decline in the fair value of our fixed investment portfolio, even with regard to performing assets. These declines could cause a material increase in unrealized losses in our investment portfolio. Significant unrealized losses could substantially reduce our capital position and shareholders’ equity. It is possible our investment in certain of these securities with unrealized losses could experience a credit event where an allowance for credit loss is recorded, reducing net income. We cannot be assured that any particular issuer, regardless of industry, will be able to make required interest and principal payments on a timely basis or at all. Significant downgrades or defaults of issuers could negatively impact our risk-based capital ratios, leading to potential downgrades of the Company by rating agencies, potential reduction in future dividend capacity from our insurance subsidiaries, and/or higher financing costs at Globe Life Inc. (Parent Company) should additional statutory capital be required. Changes in interest rates could negatively affect income. Declines in interest rates expose insurance companies to the risk that they will fail to earn the level of interest on investments assumed in pricing products and in setting discount rates used to calculate net policy liabilities, which could have a negative impact on income. Significant decreases in interest rates could result in calls by issuers of investments, where such features are available to issuers. Any such calls could result in a decline in our investment income, as reinvestment of the proceeds would likely be at lower interest rates. An increase in interest rates could result in certain policyholders surrendering their life or annuity policies for cash, thereby potentially requiring our insurance subsidiaries to liquidate invested assets if other sources of liquidity are not available to meet their obligations. In such a case, realized losses could result from the sale of the invested assets and could adversely affect our statutory income, required capital levels, and results of operations. 10 GL 2022 FORM 10-K

Our ability to fund operations is substantially dependent on available funds from our insurance subsidiaries. As a holding company with no direct operations, our principal asset is the capital stock of our insurance subsidiaries, which periodically declare and distribute dividends on their capital stock. Moreover, our liquidity, including our ability to pay our operating expenses and to make principal and interest payments on debt securities or other indebtedness owed by us, as well as our ability to pay dividends on our common stock or any preferred stock, depends significantly upon the surplus and earnings of our insurance subsidiaries and the ability of these subsidiaries to pay dividends or to advance or repay funds to us. Other sources of liquidity include a variety of short- term and long-term instruments, including our credit facility, commercial paper, long-term debt, Federal Home Loan Bank (FHLB), intercompany financing and reinsurance. The principal sources of our insurance subsidiaries’ liquidity are insurance premiums, as well as investment income, maturities, repayments and other cash flow from our investment portfolio. Our insurance subsidiaries are subject to various state statutory and regulatory restrictions applicable to insurance companies that limit the amount of cash dividends, loans, and advances that those subsidiaries may pay to us, including laws establishing minimum solvency and liquidity thresholds. For example, in the states where our companies are domiciled, an insurance company generally may pay dividends only out of its unassigned surplus as reflected in its statutory financial statements filed in that state. Additionally, dividends paid by insurance subsidiaries are restricted based on regulations by their states of domicile. Accordingly, impairments in assets or disruptions in our insurance subsidiaries’ operations that reduce their capital or cash flow could limit or disallow the payment of dividends, a principal source of our cash flow, to us. Changes in laws or regulations in the states in which our companies are domiciled could constrain the ability of our insurance subsidiaries to pay dividends or to advance or repay funds to us in sufficient amounts and at times necessary to pay our debt obligations, corporate expenses, or dividends on our capital stock. Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs or access capital, as well as affect our cost of capital. Should interest rates increase in the future, the higher interest expense on any newly issued debt may reduce net income. In addition, if the credit and capital markets were to experience significant disruption, uncertainty and instability, these conditions could adversely affect our access to capital. Such market conditions could limit our ability to replace maturing debt obligations in a timely manner or at all and/or access the capital necessary to grow our business. In the unlikely event that current sources of liquidity do not satisfy our needs, we may have to seek additional financing or raise capital. The availability and cost of additional financing or capital depend on a variety of factors such as market conditions, the general availability of credit or capital, the volume of trading activities, the overall availability of credit to the insurance industry and our credit ratings and credit capacity. Additionally, customers, lenders or investors could develop a negative perception of our financial prospects if we were to incur large investment losses or if the level of our business activity decreased due to a market downturn. Our access to funds may also be impaired if regulatory authorities or rating agencies take negative actions against us. If our internal sources of liquidity prove to be insufficient, we may not be able to successfully obtain additional financing on favorable terms or at all. As such, we may be forced to delay raising capital, issue shorter term securities than we would prefer or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility. If so, our results of operations, financial condition, consolidated RBC, and cash flows could be materially negatively affected. Industry Risks Variations in actual-to-expected rates of mortality, morbidity and persistency could materially negatively affect our results of operations and financial condition. We establish policy reserves to pay future policyholder benefits. These reserves do not represent an exact calculation of liability, but rather are actuarial estimates based on models and accounting requirements that include many assumptions and projections which are inherently uncertain. The reserve computations involve the exercise of significant judgment with respect to levels of mortality, morbidity, persistency, and investment yields, as well as the 11 GL 2022 FORM 10-K timing of premium and benefit payments. Even though our actuaries continually test actual-to-expected results, actual results may differ significantly from the levels assumed, which could result in increased policy obligations and expenses and thus negatively affect our profit margins and income. A ratings downgrade or other negative action by a rating agency could materially affect our business, financial condition, and results of operations. Various rating agencies review the financial performance and condition of insurers, including our insurance subsidiaries, and publish their financial strength ratings as indicators of an insurer’s ability to fulfill its contractual obligations. These ratings are important to maintaining public confidence in our insurance products. A downgrade or other negative action by a rating agency with respect to the financial strength ratings of our insurance subsidiaries could negatively affect us by limiting or restricting the ability of our insurance subsidiaries to pay dividends to us and reducing our sales by adversely affecting our ability to sell insurance products through independent insurance agencies. The supplemental health insurance market is subject to substantial regulatory scrutiny. Regulatory changes could impact our Medicare Supplement and other supplemental health business. The nature and timing of any such changes cannot be predicted and could have a material adverse effect on our supplemental health insurance business. Obtaining timely and appropriate premium rate increases for certain supplemental health insurance policies is critical. A significant percentage of the supplemental health insurance premiums that our insurance subsidiaries earn is from Medicare Supplement insurance. Medicare Supplement insurance, including conditions under which the premiums for such policies may be increased, is highly regulated at both the state and federal level. As a result, our Medicare Supplement business is characterized by lower profit margins than life insurance and requires strict administrative discipline and economies of scale for success. Since Medicare Supplement policies are coordinated with the federal Medicare program, which commonly experiences health care inflation every year, annual premium rate increases for the Medicare Supplement policies are typically necessary. Accordingly, the inability of our insurance subsidiaries to obtain approval of appropriate premium rate increases for supplemental health insurance plans in a timely manner from state insurance regulatory authorities could adversely impact their profitability and thus our business, financial condition, and results of operations. Our business is subject to the risk of the occurrence of catastrophic events that could adversely affect our financial condition or operations. Our insurance policies are issued to and held by a large number of policyholders throughout the United States in relatively low-face amounts. Accordingly, it is unlikely that a large portion of our policyholder base would be affected by a single natural disaster. However, our insurance operations could be exposed to the risk of catastrophic mortality or morbidity caused by events such as a pandemic, hurricane, earthquake, or man-made catastrophes, including acts of terrorism or war, which may produce significant claims in larger areas, especially those that are heavily populated. Claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our life and health insurance products are particularly exposed to risks of catastrophic mortality, such as a pandemic or other events that result in a large number of deaths. In addition, the occurrence of such an event in a concentrated geographic area could have a severe disruptive effect on our workforce and business operations. The likelihood and severity of such events cannot be predicted and are difficult to estimate. In such an event, the impact to our operations could have a material adverse impact on our ability to conduct business and on our results of operations and financial condition, particularly if those problems affect employees performing operational tasks and supporting computer-based data processing, or destroy the capability to transmit, store, and retrieve valuable data. In addition, in the event that a significant number of our management were unavailable following a disaster, the achievement of our strategic objectives could be negatively impacted. 12 GL 2022 FORM 10-K

Our business is subject to the risk of direct or indirect effects of climate change. Climate change may increase the frequency and severity of weather-related natural disasters and pandemics, which may adversely impact our mortality and morbidity rates and disrupt our business operations. In addition, climate change and climate change regulation may affect the prospects of companies and other entities whose securities we hold, or our willingness to continue to hold their securities. Climate change may also influence investor sentiment with respect to the Company and investments in our portfolio. Legal, Regulatory, and Compliance Risks Our businesses are heavily regulated and changes in regulation may reduce our profitability and growth. Insurance companies, including our insurance subsidiaries, are subject to extensive supervision and regulation in the states in which they conduct business. The primary purpose of this supervision and regulation is the protection of policyholders, not investors. Regulatory agencies have broad administrative power over numerous aspects of our business, including premium rates and other terms and conditions included in the insurance policies offered by our insurance subsidiaries, marketing practices, advertising, agent licensing, policy forms, capital adequacy, solvency, reserves and permitted investments. Also, regulatory authorities have relatively broad discretion to grant, renew or revoke licenses or approvals. The insurance laws, regulations and policies currently affecting our companies may change at any time, possibly having an adverse effect on our business. Should regulatory changes occur, we may be unable to maintain all required licenses and approvals, or fully comply with the wide variety of applicable laws and regulations or the relevant authority’s interpretation of such laws and regulations. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, the insurance regulatory authorities could preclude or temporarily suspend some or all of our business activities and/or impose substantial fines. Changes in U.S. federal income tax law could increase our tax costs or negatively impact our insurance subsidiaries' capital. Changes to the Internal Revenue Code, administrative rulings, or court decisions affecting the insurance industry, including the products insurers offer, could increase our effective tax rate and lower our net income, adversely impact our insurance subsidiaries' capital, or limit the ability of our insurance subsidiaries to sell certain of their products. Changes in accounting standards issued by accounting standard-setting bodies may affect our financial statements, reduce our reported profitability and change the timing of profit recognition. Our financial statements are subject to the application of GAAP and accounting practices as promulgated by the National Association of Insurance Commissioners’ statutory accounting practices (NAIC SAP), which principles are periodically revised and/or expanded. Accordingly, from time to time we are required to adopt new or revised accounting standards or guidance issued by recognized authoritative bodies. Future accounting standards that we are required to adopt could change the current accounting treatment that we apply to our consolidated financial statements. These changes, including underlying assumptions, projections, estimates or judgments/interpretations by management, could have a material adverse effect on our business, financial condition, and results of operations. (Refer to Note 1—Significant Accounting Policies under the caption Accounting Pronouncements Yet to be Adopted) 13 GL 2022 FORM 10-K

Non-compliance with laws or regulations related to customer and consumer privacy and information security, including a failure to ensure that our business associates with access to sensitive customer and consumer information maintain its confidentiality, could materially adversely affect our reputation and business operations. The collection, maintenance, use, disclosure and disposal of personally identifiable information by our insurance subsidiaries are regulated at the international, federal, and state levels. Applicable laws and rules are subject to change by legislation or administrative or judicial interpretation. Various state laws address the use and disclosure of personally identifiable information to the extent they are more restrictive than those contained in the privacy and security provisions in the federal Gramm-Leach-Bliley Act of 1999 (GLBA), the Health Information Technology for Economic and Clinical Health Act (HITECH), and in the Health Insurance Portability and Accountability Act of 1996 (HIPAA). HIPAA also requires that we impose privacy and security requirements on our business associates (as that term is defined in the HIPAA regulations). Noncompliance with any privacy laws, whether by us or by one of our business associates, could have a material adverse effect on our business, reputation and results of operations and could result in material fines and penalties, various forms of damages, consent orders regarding our privacy and security practices, adverse actions against our licenses to do business, and injunctive relief. General Risk Factors The failure to maintain effective and efficient information systems at the Company could compromise data security, thereby adversely affecting our financial condition and results of operations. Our business is highly dependent upon the internet, third-party service providers, and information systems to operate in an efficient and resilient manner. We gather and maintain data for the purpose of conducting marketing, actuarial analysis, sales and policy administration functions. Malicious third-parties, employee or agent errors or disasters affecting our information systems could impair our business operations, regulatory compliance, and financial condition. Employee or agent malfeasance or errors in the handling of our information systems may result in unauthorized access to customer or proprietary information, or an inability to use our information systems to efficiently support business operations. More frequent and sophisticated cyberattacks and more impactful regulatory oversight models could result in additional costs to protect against security breaches. Any breach of confidential information systems resulting from the above factors could damage our reputation in the marketplace, deter potential customers from purchasing our products, result in the loss of existing customers, subject us to significant civil and criminal liability, constrain cash flows, or require us to incur significant technical, legal, or other expenses. The failure to effectively maintain and modernize our information technology systems and infrastructure could adversely affect our business. Our ability to modernize our information technology systems and infrastructure requires us to commit to significant resources, effective planning, and execution. In addition, due to the highly regulated nature of the insurance industry, we must continually implement new, and maintain existing, technology or adapt existing technology to meet compliance requirements of new and proposed regulations. Should we be unable to implement these innovations effectively, efficiently, or in a timely manner, it could result in poor customer experience, poor agent experience, additional expenses, reputational harm, legal and regulatory actions and other adverse consequences. This could also result in the inability to effectively support business operations. Damage to the brand and reputation of Globe Life or its subsidiaries could affect our ability to conduct business. Negative publicity through traditional media, internet, social media and other public forums could damage our brand or reputation and adversely impact our agent recruiting efforts, the ability to market our products and the persistency of in-force policies. 14 GL 2022 FORM 10-K

We may fail to meet expectations relating to environmental, social, and governance standards and practices. Certain existing or potential investors, customers and regulators evaluate our business or other practices according to a variety of environmental, social and governance (ESG) standards and expectations. Certain of our regulators have proposed or adopted, or may propose or adopt, ESG rules or standards that would apply to our business. Our practices may be judged by ESG standards that are continually evolving and not always clear. Prevailing ESG standards and expectations may also reflect contrasting or conflicting values or agendas. We may fail to meet our commitments or targets, and our policies and processes to evaluate and manage ESG standards in coordination with other business priorities may not prove completely effective or satisfy investors, customers, regulators, or others. Additionally, we could fail to report accurately or achieve progress on our metrics on a timely basis, or at all, which in-turn could adversely affect our reputation, business, financial performance and growth. We may face adverse regulatory, investor, customer, media, or public scrutiny leading to business, reputational, or legal challenges. 15 GL 2022 FORM 10-K

Item 1B. Unresolved Staff Comments As of December 31, 2022, Globe Life had no unresolved SEC staff comments. Item 2. Properties Globe Life Inc., through its subsidiaries, owns or leases buildings that are used in the normal course of business. Globe Life Inc. owns and occupies approximately 480,000 combined square feet in McKinney, Texas (headquarters) and at the Waco, Texas and Oklahoma City, Oklahoma campuses. Additionally, the Company leases other buildings across the U.S. Item 3. Legal Proceedings Discussion regarding litigation and unclaimed property audits is provided in Note 6—Commitments and Contingencies. Item 4. Mine Safety Disclosures Not Applicable. 16 GL 2022 FORM 10-K

Part II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters The principal market in which Globe Life's common stock is traded is the New York Stock Exchange (NYSE: GL). There were 2,030 shareholders of record on December 31, 2022, excluding shareholder accounts held in nominee form. The line graph shown below compares Globe Life's cumulative total return on its common stock with the cumulative total returns of the Standard & Poor’s 500 Stock Index (S&P 500) and a Life Insurance Index. Globe Life's stock is included within the S&P 500 Index. COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN* Among Globe Life Inc., the S&P 500 Index and the Life Insurance Index Globe Life Inc. S&P 500 S&P Life & Health Insurance 12/17 12/18 12/19 12/20 12/21 12/22 $0 $50 $100 $150 $200 $250 *$100 invested on 12/31/2017 in stock or index, including reinvestment of dividends. Fiscal year ended December 31. Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved. 17 GL 2022 FORM 10-K

Purchases of Certain Equity Securities by the Issuer and Others for the Fourth Quarter 2022 (a) (b) (c) (d) Period Total Number of Shares Purchased Average Price Paid Per Share Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs Maximum Number of Shares (or Approximate Dollar Amount) that May Yet Be Purchased Under the Plans or Programs October 1-31, 2022 .................... 122,082 $ 110.68 122,082 — November 1-30, 2022................ 605,700 113.57 605,700 — December 1-31, 2022................ 310,000 118.98 310,000 — On August 10, 2022, Globe Life's Board reaffirmed its continued authorization of the Company’s stock repurchase program in amounts and with timing that management, in consultation with the Board, determined to be in the best interest of the Company. The program has no defined expiration date or maximum number of shares to be purchased. Item 6. [Reserved] 18 GL 2022 FORM 10-K

CAUTIONARY STATEMENTS We caution readers regarding certain forward-looking statements contained in the foregoing discussion and elsewhere in this document, and in any other statements made by, or on behalf of Globe Life whether or not in future filings with the Securities and Exchange Commission. Any statement that is not a historical fact, or that might otherwise be considered an opinion or projection concerning the Company or its business, whether express or implied, is meant as and should be considered a forward-looking statement. Such statements represent management's opinions concerning future operations, strategies, financial results or other developments. We specifically disclaim any obligation to update or revise any forward-looking statement because of new information, future developments, or otherwise. Forward-looking statements are based upon estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control, including uncertainties related to the impact of the COVID-19 pandemic and associated direct and indirect effects on our business operations, financial results, and financial condition. If these estimates or assumptions prove to be incorrect, the actual results of Globe Life may differ materially from the forward-looking statements made on the basis of such estimates or assumptions. Whether or not actual results differ materially from forward-looking statements may depend on numerous foreseeable and unforeseeable events or developments, which may be national in scope, related to the insurance industry generally, or applicable to the Company specifically. Such events or developments could include, but are not necessarily limited to: 1. Economic and other conditions, including the impact of inflation, geopolitical events and the COVID-19 pandemic on the U.S. economy, leading to unexpected changes in lapse rates and/or sales of our policies, as well as levels of mortality, morbidity, and utilization of health care services that differ from Globe Life's assumptions; 2. Regulatory developments, including changes in accounting standards or governmental regulations (particularly those impacting taxes and changes to the Federal Medicare program that would affect Medicare Supplement); 3. Market trends in the senior-aged health care industry that provide alternatives to traditional Medicare (such as Health Maintenance Organizations and other managed care or private plans) and that could affect the sales of traditional Medicare Supplement insurance; 4. Interest rate changes that affect product sales, financing costs, and/or investment portfolio yield; 5. General economic, industry sector or individual debt issuers’ financial conditions (including developments and volatility arising from geopolitical events and the COVID-19 pandemic, particularly in certain industries that may comprise part of our investment portfolio) that may affect the current market value of securities we own, or that may impair an issuer’s ability to make principal and/or interest payments due on those securities; 6. Changes in the competitiveness of the Company's products and pricing; 7. Litigation results; 8. Levels of administrative and operational efficiencies that differ from our assumptions (including any reduction in efficiencies resulting from increased costs arising from operating during the COVID-19 pandemic and the impact of higher than anticipated inflation); 9. The ability to obtain timely and appropriate premium rate increases for health insurance policies from our regulators; 10. The customer response to new products and marketing initiatives; 11. Reported amounts in the consolidated financial statements which are based on management estimates and judgments which may differ from the actual amounts ultimately realized; 12. Compromise by a malicious actor or other event that causes a loss of secure data from, or inaccessibility to, our computer and other information technology systems; 13. The severity, magnitude, and impact of natural or man-made catastrophic events, including but not limited to pandemics, tornadoes, hurricanes, earthquakes, war and terrorism, on our operations and personnel, commercial activity and demand for our products; and 14. Our ability to access the commercial paper and debt markets, particularly if such markets become unpredictable or unstable for a certain period. Readers are also directed to consider other risks and uncertainties described in other documents on file with the Securities and Exchange Commission. 19 GL 2022 FORM 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations The following discussion should be read in conjunction with Globe Life's Consolidated Financial Statements and Notes thereto appearing elsewhere in this report. The following management discussion will only include comparison to prior year. For discussion regarding activity from 2020, please refer to the prior filed Form 10-Ks at www.sec.gov. "Globe Life" and the "Company" refer to Globe Life Inc. and its subsidiaries and affiliates. Results of Operations How Globe Life Views Its Operations. Globe Life Inc. is the holding company for a group of insurance companies that market primarily individual life and supplemental health insurance to lower middle to middle-income households throughout the United States. We view our operations by segments, which are the insurance product lines of life, supplemental health, and annuities, and the investment segment that supports the product lines. Segments are aligned based on their common characteristics, comparability of the profit margins, and management techniques used to operate each segment. Insurance Product Line Segments. The insurance product line segments involve the marketing, underwriting, and administration of policies. Each product line is further segmented by the various distribution channels that market the insurance policies. Each distribution channel operates in a niche market offering insurance products designed for that particular market. Whether analyzing profitability of a segment as a whole, or the individual distribution channels within the segment, the measure of profitability used by management is the underwriting margin, as seen below: Premium revenue (Policy obligations) (Policy acquisition costs and commissions) Underwriting margin Investment Segment. The investment segment involves the management of our capital resources, including investments and the management of corporate debt and liquidity. Our measure of profitability for the investment segment is excess investment income, as seen below: Net investment income (Required interest on net policy liabilities) (Financing costs) Excess investment income GLOBE LIFE INC. Management's Discussion & Analysis 20 GL 2022 FORM 10-K

Long-Duration Targeted Improvements. As discussed in further detail within Note 1—Significant Accounting Policies, the Company will adopt ASU 2018-12, Financial Services–Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI), effective on January 1, 2023. The Company has selected the modified retrospective transition method upon adoption as of the transition date (the “Transition Date”) of January 1, 2021. The accounting adoption will have no economic impact on the cash flows of our business nor influence our business model of providing basic protection-oriented products to the underserved and lower middle to middle- income market. In addition, it will not impact our statutory earnings, statutory capital, nor our capital management philosophies. The adoption will, however, modify the timing of when profits emerge on our insurance policies and result in the restatement of 2021 and 2022 key figures in the 2023 consolidated financial statements. We are anticipating GAAP net income and net operating income to increase significantly under the new standard primarily due to a reduction in deferred acquisition cost (DAC) amortization in the near to intermediate term. Additionally, future policy benefits on our life insurance business for 2021 and 2022, as restated to reflect the new standard, will be adjusted to reflect updated assumptions used to determine the reserves as well as the treatment of adverse claims experience incurred in 2021 and 2022, which gets spread out over future periods from transition, including those relating to COVID-19. This will result in slightly higher future policy benefits, as a percentage of premium, in future years than what would have been expected under existing guidance. Finally, we expect some modest decreases to future policy benefits, as a percentage of premium, in our health business on some of our limited benefit plans under the new standard. With respect to future policy benefits, we anticipate an increase of between $9.5 billion and $11.0 billion on the Transition Date, which will be reflected in other comprehensive income. This change reflects an unrealized interest rate loss at transition and is a result of several primary factors: a. Life insurance future policy benefit cash flows tend to be long as death benefits, which are greater than premium amounts, are typically paid to beneficiaries many years after a policy is issued. This results in a generally longer overall liability duration than the overall asset duration. b. The new methodology requires the use of current discount rates (upper-medium grade) rather than locked- in discount rates, which are determined when a policy is issued. Current discount rates are generally lower than the locked-in discount rates used to determine net income. The required current discount rate is inconsistent with historical practices, the current asset portfolio and current investment strategy. c. The methodology requires the net premium ratio1 used to determine future policy benefits be based on locked-in rates rather than permitting the redetermination of the net premium ratio using current discount rates. This restricts the level of gross premiums allowed in the calculation, as well as the level of gross premiums available to offset the impact of current discount rates to the extent these rates are realized in future years. Because of this requirement, the change in future policy benefits results in a measure of unrealized gain (loss) due to differences in discount rates only. For Globe Life, discount rates lower than the locked-in discount rate under LDTI have the effect of increasing the level of reserves carried due to the use of net premiums in the calculation as compared to current GAAP, which in the loss recognition test, uses the total gross premium. Once implemented, future policy benefits will be sensitive to changes in current discount rates for the reasons stated above. To demonstrate this sensitivity to discount rates, to the extent current discount rates were consistent with rates as of December 31, 2022, we estimate future policy benefits as of the Transition Date would have only increased between $1.5 billion and $2.3 billion. With respect to shareholders’ equity, as of the end of 2020, reported shareholders’ equity on the Consolidated Balance Sheets was $8.8 billion. We anticipate a decrease in the range of $7.5 billion to $8.5 billion, net of tax, as a result of the requirement to use current discount rates to remeasure the future policy benefits and record the offset through accumulated other comprehensive income (AOCI) at adoption. If we hold all else equal as of the Transition Date but use current discount rates as of December 31, 2022, the after- tax decrease in AOCI due solely to the increase in future policy benefits would have been in the range of $1.2 billion 21 GL 2022 FORM 10-K 1 The net premium ratio is the ratio between the present value of benefits and the present value of gross premium.

to $1.8 billion. AOCI would also be impacted by fluctuations in the valuation of the fixed maturity bond portfolio in this situation. Another item impacting shareholders’ equity relates to increases in the liability for future policy benefits on smaller, older blocks of business with a minimum floor or net premium ratios capped at 100%. For blocks of business that require increases in future policy benefits to minimum levels, or a net premium ratio capped at 100% on the Transition Date, any difference between the future policy benefits calculated using the discount rate immediately before the Transition Date, and the existing carrying value as of the Transition Date is recorded as an adjustment (decrease) to opening retained earnings. At the Transition Date, we expect an immaterial decrease to opening retained earnings related to these items. As noted above, we expect GAAP net income and net operating income to increase under the new standard due to a significant decrease in the annual amortization of DAC in the near and intermediate term. This is a result of changes to the calculation of amortization rate, including use of only deferred costs through the valuation date. For business with deferrals of renewal commissions, as is the case with our captive agency channels, the expected amortization rate as a percentage of premium will no longer be level, but will increase over the period of time during which commissions are deferred. The decrease in amortization in the near term will primarily impact our life insurance line of business. In total, we expect the increase in net income in 2023, largely due to the decrease in amortization, to fall within a range of $105 million and $115 million, net of tax. Regarding our measure of excess investment income, we expect a significant decrease in the figure as a result of the updated standard. This is driven by the removal of interest in the computation of DAC. Although non-GAAP measures, the review of underwriting margin and excess investment income will remain an important part of the Company’s measurement of performance. Inflation Reduction Act. The Inflation Reduction Act (the Act) was enacted on August 16, 2022, and included a new corporate alternative minimum tax (CAMT). The Act and CAMT go into effect for tax years beginning after 2022. The Company is in the process of evaluating the impact the Act will have, if any, on the financial statements. 22 GL 2022 FORM 10-K

Current Highlights, comparing year-to-date 2022 with 2021. • Net income as a return on equity (ROE) for the year ended December 31, 2022 was 12.3% and net operating income as an ROE, excluding net unrealized gains or losses on the fixed maturity portfolio(1) was 13.4%. • Total premium increased 5% over the prior year. Life premium increased 4% for the period from $2.9 billion in 2021 to $3.0 billion in 2022. Life underwriting margin increased 23% from $624 million in 2021 to $769 million in 2022. • Net investment income increased 4% over the same period in the prior year. • Total net sales increased 2% over the same period in the prior year from $706 million in 2021 to $722 million in 2022. • Book value per share declined 42% below the same period in the prior year from $85.97 to $49.65. Book value per share, excluding net unrealized gains or losses on the fixed maturity portfolio(1), increased 9% over the prior year from $58.50 in 2021 to $64.01 in 2022. • The Company incurred $49 million of COVID-19 net life claims (net of reserves released upon death) for the year ended December 31, 2022 compared with $140 million during the same period last year. • For the year ended December 31, 2022, the Company repurchased 3.3 million shares of Globe Life Inc. common stock at a total cost of $335 million for an average share price of $100.90. The following graphs represent net income and net operating income for the three years ended December 31, 2022. Net Income (Dollar amounts in thousands) $731,773 $744,959 $739,704 2020 2021 2022 $0 $250,000 $500,000 $750,000 $1,000,000 Net Operating Income (Dollar amounts in thousands) $737,592 $707,497 $806,345 2020 2021 2022 $0 $250,000 $500,000 $750,000 $1,000,000 (1) As shown in the charts above, net operating income is the consolidated total of segment profits after tax and as such is considered a non- GAAP measure. It has been used consistently by Globe Life's management for many years to evaluate the operating performance of the Company. It differs from net income primarily because it excludes certain non-operating items such as realized gains and losses and certain significant and unusual items included in net income. Net income is the most directly comparable GAAP measure. Net operating income as an ROE, excluding net unrealized gains or losses on the fixed maturity portfolio, is considered a non-GAAP measure. Management utilizes this measure to view the business without the effect of the net unrealized gains or losses, which are primarily attributable to fluctuation in interest rates on the available-for-sale portfolio. The impact of the adjustment to exclude net unrealized gains or losses on fixed maturities, net of tax is $(1.4) billion and $2.8 billion for the year ended December 31, 2022 and 2021, respectively. Book value per share, excluding net unrealized gains or losses on the fixed maturity portfolio, is also considered a non-GAAP measure. Management utilizes this measure to view the book value of the business without the effect of net unrealized gains or losses, which are primarily attributable to fluctuation in interest rates on the available-for-sale portfolio. The impact of the adjustment to exclude net unrealized gains or losses on fixed maturities is $(14.36) and $27.47 for the year ended December 31, 2022 and 2021, respectively. Refer to Analysis of Profitability by Segment for non-GAAP reconciliation to GAAP. GLOBE LIFE INC. Management's Discussion & Analysis 23 GL 2022 FORM 10-K

Summary of Operations. Net income declined 1% to $740 million in 2022, compared with $745 million in 2021. This decrease was primarily related to an increase in realized losses on the fixed maturity portfolio offset by lower COVID-19 life claims. On a diluted per common share basis, net income per common share for 2022 increased from $7.22 to $7.47. Included in net income were after-tax realized losses of $60 million in 2022, compared with realized after-tax gains of $47 million for 2021. Realized gains and losses are presented more fully under the caption Realized Gains and Losses in this report. Net operating income from operations increased 14% to $806 million in 2022, compared with $707 million in 2021. On a diluted per common share basis, net operating income per common share increased from $6.86 to $8.15, a 19% increase. Net operating income is the consolidated total of segment profits after tax and as such is considered a non-GAAP measure. Net income is the most directly comparable GAAP measure. We do not consider realized gains and losses to be a component of our core insurance operations or operating segments. Net income was also impacted by certain significant and unusual non-operating items in 2021 and 2022. We do not view these items as components of core operating results because they are not indicative of past performance or future prospects of the insurance operations. We remove items such as these that relate to prior periods or are non-operating items when evaluating the results of current operations, and therefore exclude such items from our segment analysis for current periods. The Company continues to see positive signs in its core operations, including strong sales, favorable persistency, and a strong ROE, excluding net unrealized gains or losses on the fixed maturity portfolio. COVID-19. For the year ended December 31, 2022, the Company incurred $49 million of COVID-19 net life claims, compared to $140 million in 2021. Per the Centers for Disease Control and Prevention (CDC), there were approximately 243 thousand U.S. COVID-19 deaths in 2022, down from approximately 460 thousand in 2021. The Company’s level of COVID-19 net life claims, on average for the year, was approximately $2 million per 10,000 U.S. deaths, a decrease from $3 million per 10,000 U.S. deaths in 2021. Going forward, we anticipate approximately $45 million in impact from excess life claims in 2023 from both COVID-19 and related non-COVID-19 causes at the mid-point of our guidance. We define excess life claims as the additional claims that arose over what would have been expected based on pre-COVID experience. The projected life claims are dependent on many variables, including, but not limited to, projected U.S. deaths from COVID-19, the timing and availability of effective treatments for the disease, vaccination rates and effectiveness of vaccines, impact from potential variants, and the ages and geographic areas in which infections and deaths occur. GLOBE LIFE INC. Management's Discussion & Analysis 24 GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

Globe Life's operations on a segment-by-segment basis are discussed in depth below. Net operating income has been used consistently by management for many years to evaluate the operating performance of the Company and is a measure commonly used in the life insurance industry. It differs from GAAP net income primarily because it excludes certain non-operating items such as realized gains and losses and other significant and unusual items included in net income. Management believes an analysis of net operating income is important in understanding the profitability and operating trends of the Company's business. Net income is the most directly comparable GAAP measure.

**Analysis of Profitability by Segment**
(Dollar amounts in thousands)

| | 2022 | 2021 | 2020 | 2022 Change | % | 2021 Change | % |
|---|---|---|---|---|---|---|---|
| Life insurance underwriting margin | $ 768,546 | $ 623,675 | $ 674,946 | $ 144,871 | 23 | $ (51,271) | (8) |
| Health insurance underwriting margin | 320,712 | 304,302 | 272,369 | 16,410 | 5 | 31,933 | 12 |
| Annuity underwriting margin | 8,226 | 8,704 | 9,029 | (478) | (5) | (325) | (4) |
| Excess investment income | 238,083 | 238,528 | 244,424 | (445) | — | (5,896) | (2) |
| Other insurance: | | | | | | | |
| Other income | 1,246 | 1,216 | 1,325 | 30 | 2 | (109) | (8) |
| Administrative expense | (299,341) | (271,631) | (250,947) | (27,710) | 10 | (20,684) | 8 |
| Corporate and other | (46,806) | (39,825) | (45,783) | (6,981) | 18 | 5,958 | (13) |
| Pre-tax total | 990,666 | 864,969 | 905,363 | 125,697 | 15 | (40,394) | (4) |
| Applicable taxes | (184,321) | (157,472) | (167,771) | (26,849) | 17 | 10,299 | (6) |
| **Net operating income** | 806,345 | 707,497 | 737,592 | 98,848 | 14 | (30,095) | (4) |
| Reconciling items, net of tax: | | | | | | | |
| Realized gain (loss)—investments | (60,473) | 54,220 | (1,915) | (114,693) | | 56,135 | |
| Realized loss—redemption of debt | — | (7,358) | (501) | 7,358 | | (6,857) | |
| Administrative settlements | — | (1,047) | — | 1,047 | | (1,047) | |
| Non-operating expenses | (4,196) | (1,923) | (816) | (2,273) | | (1,107) | |
| Legal proceedings | (1,972) | (6,430) | (2,587) | 4,458 | | (3,843) | |
| **Net income** | $ 739,704 | $ 744,959 | $ 731,773 | $ (5,255) | (1) | $ 13,186 | 2 |

The life insurance segment is our primary segment and is the largest contributor to earnings in each year presented. The life insurance segment underwriting margin increased $145 million compared with the prior year, primarily due to lower life claims related to COVID-19 and growth in premiums. The health segment contributed to growth in income in both years, contributing $16 million of additional underwriting margin in 2022 and $32 million in 2021, a result of sustained premium growth.

25

GL 2022 FORM 10-K

In 2022, the largest contributor of total underwriting margin was the life insurance segment and the primary distribution channel was the American Income Life Division. The following charts represent the breakdown of total underwriting margin by operating segment and distribution channel for the year ended December 31, 2022. 2022 Total Underwriting Margin by Segment 70% 29% 1% Life Health Annuity 2022 Total Underwriting Margin by Distribution Channel 52% 13% 11% 9% 8% 7% American Income Life Division Liberty National Division Direct to Consumer Division Family Heritage Division United American Division Other Total premium income rose 5% for the year ended December 31, 2022 to $4.3 billion. Total net sales increased 2% to $722 million, when compared with 2021. Total first-year collected premium (defined in the following section) was $577 million for 2022, compared with $583 million for 2021. Life insurance premium income increased 4% to $3.0 billion over the prior-year total of $2.9 billion. Life net sales rose 2% to $531 million for the year ended 2022. First-year collected life premium declined 3% to $410 million. Life underwriting margins, as a percent of premium, increased to 25% in 2022 from 22%. Underwriting margin increased to $769 million in 2022, 23% over the same period in 2021, largely a result of a significant decline in COVID-19 net life claims and an increase in premium growth. Health insurance premium income increased 6% to $1.3 billion over the prior-year total of $1.2 billion. Health net sales rose 4% to $191 million for the year ended 2022. First-year collected health premium rose 5% to $168 million. Health underwriting margins, as a percent of premium, were 25% in 2022 and 2021. Health underwriting margin increased to $321 million for the year ended 2022, 5% over the same period in 2021. Excess investment income, the measure of profitability of our investment segment, declined slightly during 2022 to $238.1 million from $238.5 million in the same period in 2021. Excess investment income per common share, reflecting the impact of our share repurchase program, increased 4% to $2.41 from $2.31 when compared with the same period in 2021. Insurance administrative expenses increased 10% in 2022 when compared with the prior-year period. These expenses were 7.0% as a percent of premium during 2022 compared with 6.6% a year earlier. For the year ended December 31, 2022, the Company repurchased 3.3 million Globe Life Inc. shares at a total cost of $335 million for an average share price of $100.90. GLOBE LIFE INC. Management's Discussion & Analysis 26 GL 2022 FORM 10-K

The discussions of our segments are presented in the manner we view our operations, as described in Note 14— Business Segments. We use three statistical measures as indicators of premium growth and sales over the near term: “annualized premium in force,” “net sales,” and “first-year collected premium.” • Annualized premium in force is defined as the premium income that would be received over the following twelve months at any given date on all active policies if those policies remain in force throughout the twelve- month period. • Net sales, a statistical performance measure, is calculated as annualized premium issued, net of cancellations in the first thirty days after issue, except in the case of Direct to Consumer, where net sales is annualized premium issued at the time the first full premium is paid after any introductory offer period has expired. Management considers net sales to be a better indicator of the rate of premium growth than annualized premium issued. • First-year collected premium is defined as the premium collected during the reporting period for all policies in their first policy year. First-year collected premium takes lapses into account in the first year when lapses are more likely to occur, and thus is a useful indicator of how much new premium is expected to be added to premium income in the future. See further discussion of the distribution channels below for Life and Health. GLOBE LIFE INC. Management's Discussion & Analysis 27 GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

## LIFE INSURANCE

Life insurance is the Company's predominant segment. During 2022, life premium represented 70% of total premium and life underwriting margin represented 70% of the total underwriting margin. Additionally, investments supporting the reserves for life products produce the majority of excess investment income attributable to the investment segment.

The following table presents the summary of results of life insurance. Further discussion of the results by distribution channel is included below.

**Life Insurance**
**Summary of Results**
(Dollar amounts in thousands)

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | **Amount** | **% of Premium** | **Amount** | **% of Premium** | **Amount** | **% of Premium** |
| Premium and policy charges | $ 3,023,296 | 100 | $ 2,898,210 | 100 | $ 2,672,804 | 100 |
| Policy obligations | 2,045,730 | 68 | 2,070,485 | 71 | 1,809,373 | 68 |
| Required interest on reserves | (771,914) | (26) | (735,282) | (25) | (698,112) | (26) |
| Net policy obligations | 1,273,816 | 42 | 1,335,203 | 46 | 1,111,261 | 42 |
| Commissions, premium taxes, and non-deferred acquisition expenses | 256,546 | 9 | 234,033 | 8 | 212,859 | 8 |
| Amortization of acquisition costs | 724,388 | 24 | 705,299 | 24 | 673,738 | 25 |
| Total expense | 2,254,750 | 75 | 2,274,535 | 78 | 1,997,858 | 75 |
| **Insurance underwriting margin** | $ 768,546 | 25 | $ 623,675 | 22 | $ 674,946 | 25 |

The higher life insurance underwriting margins, as well as the higher underwriting margins as a percentage of premium, for the year ended December 31, 2022 are primarily a result of growth in premiums along with a decrease in net policy obligations. Net policy obligations amounted to 42% of premiums for the year ended December 31, 2022, compared to 46% in the year-ago period, due to approximately $49 million in COVID-19 net life claims incurred during the year as compared to $140 million in 2021.

28

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

Life insurance products are marketed through several distribution channels. Premium income by distribution channel for each of the last three years is as follows:

**Life Insurance**
**Premium by Distribution Channel**
(Dollar amounts in thousands)

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| American Income | $ 1,505,425 | 50 | $ 1,402,878 | 48 | $ 1,257,726 | 47 |
| Direct to Consumer | 981,517 | 32 | 971,461 | 34 | 906,959 | 34 |
| Liberty National | 326,642 | 11 | 311,081 | 11 | 293,897 | 11 |
| Other | 209,712 | 7 | 212,790 | 7 | 214,222 | 8 |
| Total | $ 3,023,296 | 100 | $ 2,898,210 | 100 | $ 2,672,804 | 100 |

Annualized life premium in force was $3.1 billion at December 31, 2022, an increase of 4% over $2.9 billion a year earlier.

The following table shows net sales information for each of the last three years by distribution channel.

**Life Insurance**
**Net Sales by Distribution Channel**
(Dollar amounts in thousands)

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| American Income | $ 316,715 | 59 | $ 290,512 | 56 | $ 253,276 | 52 |
| Direct to Consumer | 125,979 | 24 | 148,846 | 28 | 165,426 | 34 |
| Liberty National | 78,390 | 15 | 71,184 | 14 | 54,931 | 12 |
| Other | 9,844 | 2 | 11,055 | 2 | 10,371 | 2 |
| Total | $ 530,928 | 100 | $ 521,597 | 100 | $ 484,004 | 100 |

The table below discloses first-year collected life premium by distribution channel.

**Life Insurance**
**First-Year Collected Premium by Distribution Channel**
(Dollar amounts in thousands)

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| American Income | $ 257,584 | 63 | $ 250,937 | 59 | $ 214,566 | 58 |
| Direct to Consumer | 86,854 | 21 | 111,761 | 27 | 104,262 | 28 |
| Liberty National | 56,085 | 14 | 50,336 | 12 | 42,435 | 11 |
| Other | 8,988 | 2 | 9,705 | 2 | 10,190 | 3 |
| Total | $ 409,511 | 100 | $ 422,739 | 100 | $ 371,453 | 100 |

29

GL 2022 FORM 10-K

A discussion of life operations by distribution channel follows. The American Income Life Division markets to members of labor unions and continues to diversify its lead sources by building relationships with other affinity groups, utilizing third-party internet vendor leads and obtaining referrals to facilitate sustainable growth. This division is Globe Life's largest contributor of life premium of any distribution channel at 50% of the Company's 2022 total life premium. Net sales increased 9% to $317 million in 2022 over the 2021 total of $291 million. The increase in life net sales is due to increased productivity plus an improvement in issue rates as some challenges in underwriting, such as staffing and speed to obtain medical records and other information resolved, during the year. The underwriting margin, as a percent of premium, was 33% for the year ended December 31, 2022, up from 30% in the prior year. This division incurred $16 million in COVID-19 net life claims, representing approximately 1% of premium, for the year ended December 31, 2022, compared with $36 million in COVID-19 net life claims during the prior year. Below is the average producing agent count at the end of the period for the American Income Life Division. The average producing agent count is based on the actual count at the end of each week during the year. Despite the division's ability to recruit both virtually and in-person, retention challenges still exist. Sales growth in this division, as well as within our other exclusive agencies, is generally dependent on growth in the size of the agency force. 2022 2021 2020 2022 Change % 2021 Change % American Income....................................................... 9,444 9,971 8,738 (527) (5) 1,233 14 American Income Life continues to focus on growing and strengthening the agency force, specifically through emphasis on agency middle-management growth and additional agency office openings. In addition to offering financial incentives and training opportunities, the agency has made considerable investments in information technology, including launching a customer relationship management (CRM) tool for the agency force. This tool is designed to drive productivity in lead distribution, conservation of business, manager dashboards and new agent recruiting. Additionally, this division has invested in and successfully implemented technology that allows the agency force to engage in virtual recruiting, training, and sales activity. Over the course of the pandemic, the agents have shifted to primarily a virtual experience with the customers and have generated a vast majority of sales through virtual presentations. We find this flexibility to be enticing for new recruits as well as a driver of sustainability for our agency force. The Direct to Consumer Division (DTC) offers adult and juvenile life insurance through a variety of marketing approaches, including direct mailings, insert media, and electronic media. In recent years, production from electronic media, which is comprised of sales through both the internet and inbound phone calls to our call center, has grown faster than direct mail response as customer demand increased marketing activity to internet and mobile technology. The proportion of sales from the internet and inbound phone calls had been steadily increasing prior to COVID-19, but accelerated after the start of the pandemic. The different approaches support and complement one another in the division's efforts to reach the consumer. The DTC's long-term growth has been fueled by constant innovation and name recognition. We continually introduce new initiatives in this division in an attempt to increase response rates. While the juvenile market is an important source of sales, it is also a vehicle to reach the parents and grandparents of juvenile policyholders, who are more likely to respond favorably to a DTC solicitation for life coverage on themselves in comparison to the general adult population. Also, future offerings to juvenile policyholders and their parents are sources of low acquisition-cost life insurance sales in the future. DTC net sales decreased 15% to $126 million for the year ended December 31, 2022 compared with $149 million in the prior year. After experiencing higher than normal life net sales in the prior year, sales in the current year are returning to pre-pandemic levels. The decline is also due in part to the impact of recent record inflation on the cost of our direct mailings and on our customers, who generally have less discretionary income to purchase and retain life insurance. DTC incurred $24 million of COVID-19 net life claims, representing approximately 2% of premium, in 2022 compared with $69 million in 2021. DTC’s underwriting margin, as a percent of premium, was 12% for the year GLOBE LIFE INC. Management's Discussion & Analysis 30 GL 2022 FORM 10-K

ended December 31, 2022 and 7% for the same period in 2021, reflecting the lessening impact of COVID-19 on the division's underwriting results. The Liberty National Division markets individual life insurance to middle-income household and worksite customers. Recent investments in new sales technologies as well as recent growth in middle management within the agency are expected to help continue this growth. The underwriting margin as a percent of premium was 22%, up from 17% for the year ended 2021. The increase is primarily attributable to lower net policy obligations in relation to premium during the year compared with the same period a year ago. This division incurred $7 million of COVID-19 net life claims, representing approximately 2% of premium, for the year ended December 31, 2022 compared with $28 million in 2021. Net sales increased 10% in 2022 over 2021. Below is the average producing agent count at the end of the period for Liberty National Division. 2022 2021 2020 2022 Change % 2021 Change % Liberty National .......................................................... 2,775 2,716 2,575 59 2 141 5 The Liberty National Division average producing agent count was up slightly compared with the prior year. We continue to execute our long-term plan to grow this agency through expansion from small-town markets in the Southeast to more densely populated areas with larger pools of potential agent recruits and customers. Continued expansion of this agency’s presence into more heavily populated, less-penetrated areas will help create long-term agency growth. Additionally, the agency continues to help improve the ability of agents to develop new marketing opportunities. Systems that have been put in place, including the addition of a CRM platform and enhanced analytical capabilities, have also helped the agents develop additional marketing opportunities as well as improve the productivity of agents selling in the individual life market. As the division continues to gain momentum in its sales and recruiting initiatives and advances its technology and CRM platform, the agency anticipates an increase in recruiting of new agents and an increase in the average producing agent count. The Other Agencies distribution channels primarily include non-exclusive independent agencies selling predominantly life insurance. The Other Agencies contributed $210 million of life premium income, or 7% of Globe Life's total in 2022, but contributed only 2% of net sales for the year. HEALTH INSURANCE Health insurance sold by the Company primarily includes Medicare Supplement insurance, accident coverage, and other limited-benefit supplemental health products including cancer, critical illness, heart, and intensive care coverage. Health premium accounted for 30% of our total premium in 2022, while the health underwriting margin accounted for 29% of total underwriting margin. Health underwriting margin increased 5% to $321 million primarily due to higher premium growth. The Company continues to emphasize life insurance sales relative to health due to life’s superior long-term profitability and its greater contribution to excess investment income. GLOBE LIFE INC. Management's Discussion & Analysis 31 GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

The following table presents underwriting margin data for health insurance.

**Health Insurance**
**Summary of Results**
(Dollar amounts in thousands)

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | Amount | % of Premium | Amount | % of Premium | Amount | % of Premium |
| Premium | $ 1,279,412 | 100 | $ 1,201,676 | 100 | $ 1,141,097 | 100 |
| Policy obligations | 791,809 | 62 | 758,745 | 63 | 733,481 | 64 |
| Required interest on reserves | (109,789) | (9) | (102,574) | (8) | (93,475) | (8) |
| Net policy obligations | 682,020 | 53 | 656,171 | 55 | 640,006 | 56 |
| Commissions, premium taxes, and non-deferred acquisition expenses | 117,815 | 9 | 97,453 | 8 | 91,959 | 8 |
| Amortization of acquisition costs | 158,865 | 13 | 143,750 | 12 | 136,763 | 12 |
| Total expense | 958,700 | 75 | 897,374 | 75 | 868,728 | 76 |
| **Insurance underwriting margin** | $ 320,712 | 25 | $ 304,302 | 25 | $ 272,369 | 24 |

Health premium increased 6% from $1.20 billion in 2021 to $1.28 billion in 2022. Health underwriting margin increased 5% from $304 million in 2021 to $321 million in 2022 primarily due to growth in premiums. Further discussion is included below by distribution channel.

Globe Life markets supplemental health insurance products through a number of distribution channels. The following table is an analysis of our health premium by distribution channel for each of the last three years.

**Health Insurance**
**Premium by Distribution Channel**
(Dollar amounts in thousands)

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| United American | $ 538,428 | 42 | $ 481,614 | 40 | $ 452,980 | 40 |
| Family Heritage | 366,820 | 29 | 343,839 | 29 | 317,021 | 28 |
| Liberty National | 185,761 | 14 | 187,327 | 16 | 188,835 | 16 |
| American Income | 117,308 | 9 | 114,950 | 9 | 105,734 | 9 |
| Direct to Consumer | 71,095 | 6 | 73,946 | 6 | 76,527 | 7 |
| **Total** | $ 1,279,412 | 100 | $ 1,201,676 | 100 | $ 1,141,097 | 100 |

Of total health premium of $1.3 billion, premium from limited-benefit plans comprise $701 million, or 55% of the total, for 2022 compared with $639 million in the prior year. Premium from Medicare Supplement products comprises the remaining 45% or $578 million for 2022 compared with $563 million in 2021.

Annualized health premium in force was $1.33 billion at December 31, 2022, an increase of 3% over the prior year balance of $1.29 billion.

32

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

Presented below is a table of health net sales by distribution channel for the last three years.

**Health Insurance**
**Net Sales by Distribution Channel**
(Dollar amounts in thousands)

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| United American | $ 58,601 | 31 | $ 63,551 | 35 | $ 61,690 | 35 |
| Family Heritage | 82,529 | 43 | 72,600 | 39 | 70,665 | 40 |
| Liberty National | 28,916 | 15 | 26,512 | 14 | 22,905 | 13 |
| American Income | 17,555 | 9 | 18,230 | 10 | 18,817 | 10 |
| Direct to Consumer | 3,825 | 2 | 3,465 | 2 | 3,594 | 2 |
| **Total** | $ 191,426 | 100 | $ 184,358 | 100 | $ 177,671 | 100 |

Of total net sales of $191 million, sales of limited-benefit plans comprise $137 million, or 71% of the total, for 2022 compared with $118 million in 2021. Medicare Supplement sales make up the remaining 29%, or $54 million for 2022 compared with $66 million in 2021.

The following table discloses first-year collected health premium by distribution channel.

**Health Insurance**
**First-Year Collected Premium by Distribution Channel**
(Dollar amounts in thousands)

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| United American | $ 64,410 | 39 | $ 60,386 | 37 | $ 79,628 | 45 |
| Family Heritage | 60,699 | 36 | 57,427 | 36 | 54,242 | 31 |
| Liberty National | 22,415 | 13 | 20,348 | 13 | 20,169 | 11 |
| American Income | 17,294 | 10 | 18,939 | 12 | 18,536 | 11 |
| Direct to Consumer | 3,115 | 2 | 3,253 | 2 | 3,051 | 2 |
| **Total** | $ 167,933 | 100 | $ 160,353 | 100 | $ 175,626 | 100 |

First-year collected premium related to limited-benefit plans comprise $108 million, or 64% of total first-year collected premium for 2022 compared with $99 million in 2021. First-year collected premium from Medicare Supplement policies make up the remaining 36%, or $60 million for 2022 compared with $61 million in 2021.

A discussion of health operations by distribution channel follows.

The **United American Independent Agency** consists of non-exclusive independent agencies who may also sell for other companies. The United American Independent Agency was Globe Life's largest health agency in terms of health premium income.

This division is also Globe Life's largest producer of Medicare Supplement insurance, responsible for 83% of the Company's Medicare Supplement premium and 93% of Medicare Supplement net sales. Medicare Supplement premium in this agency rose 5% to $482 million in 2022 over the prior period premium of $460 million. Medicare Supplement net sales declined 19% to $51 million in 2022 from the prior year. The Medicare Supplement market is highly competitive and thus sales will fluctuate over the years. Underwriting margin as a percent of premium was flat at 15% for 2022 compared with 2021.

33

GL 2022 FORM 10-K

The Family Heritage Division primarily markets limited-benefit supplemental health insurance in non-urban areas. Most of its policies include a cash-back feature, such as a return of premium, where any excess of premiums over claims paid is returned to the policyholder at the end of a specified period stated within the insurance policy. Underwriting margin as a percent of premium in 2022 was 27%, the same as in 2021. The division experienced a 14% increase in health net sales in 2022 as compared with the 2021, primarily due to an increase in recruiting, agent productivity and training. The division will continue to implement incentive programs to help drive an increase in productivity and the number of producing agents. Below is the average producing agent count at the end of the indicated periods for the Family Heritage Division. While the agency was relatively flat in agent count as compared with 2021, we anticipate that as COVID-19 and the job market stabilize, agent recruitment opportunities will continue to trend upward. 2022 2021 2020 2022 Change % 2021 Change % Average producing agents ....................................... 1,210 1,213 1,325 (3) — (112) (8) The Liberty National Division represented 14% of all Globe Life health premium income at $186 million in 2022. Liberty National markets limited-benefit supplemental health products consisting primarily of critical illness insurance. Much of Liberty National’s health business is generated through worksite marketing targeting small businesses. In 2022, health premium income declined 1%. Liberty National's first-year collected premium increased 10% to $22 million in 2022 compared with $20 million in 2021. Health net sales for 2022 increased by $2 million or 9% from 2021. We anticipate an increase in health net sales going forward at this division as the Company becomes more able to interact face-to-face with customers. Other distribution. While some of the Company's other distribution channels market health products, selling life insurance is the main emphasis. On a combined basis, they accounted for 15% of health premium in 2022 and 15% in 2021. The American Income Life Division primarily markets accident plans. The Direct to Consumer Division markets primarily Medicare Supplements to employer or union-sponsored groups, adding $4 million of Medicare Supplement net sales in 2022 and $3 million in 2021. ANNUITIES Our fixed annuity balances at the end of 2022 and 2021 were $953.3 million and $1.0 billion, respectively. Underwriting margin was $8.2 million for 2022 and $8.7 million for 2021. We do not currently market stand-alone fixed or deferred annuity products, favoring instead protection-oriented life and supplemental health insurance products. Therefore, we do not expect that annuities will be a significant portion of our business or marketing strategy going forward. GLOBE LIFE INC. Management's Discussion & Analysis 34 GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

## INVESTMENTS

We manage our capital resources including investments, debt, and cash flow through the investment segment. Excess investment income represents the profit margin attributable to investment operations and is the measure that we use to evaluate the performance of the investment segment as described in *Note 14—Business Segments*. It is defined as net investment income less both the required interest on net insurance policy liabilities and the interest cost associated with capital funding or "financing costs."

Management also views excess investment income per diluted common share as an important and useful measure to evaluate the performance of the investment segment. It is defined as excess investment income divided by the total diluted weighted average shares outstanding, representing the contribution by the investment segment to the consolidated earnings per share of the Company. Since implementing our share repurchase program in 1986, we have used $9.0 billion of excess cash flow at the Parent Company to repurchase Globe Life Inc. common shares after determining that the repurchases provided a greater risk adjusted after-tax return than other investment alternatives. If we had not used this excess cash to repurchase shares, but had instead invested it in interest-bearing assets, we would have earned more investment income and had more shares outstanding. As excess investment income per diluted common share incorporates all capital resources, we view excess investment income per diluted common share as a useful measure to evaluate the investment segment.

***Excess Investment Income.*** The following table summarizes Globe Life's investment income, excess investment income, and excess investment income per diluted common share.

**Analysis of Excess Investment Income**
(Dollar amounts in thousands except per share data)

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Net investment income | $ 987,499 | $ 952,447 | $ 927,062 |
| Interest on net insurance policy liabilities: | | | |
| Required interest on reserves[1] | (919,864) | (877,822) | (833,000) |
| Required interest on deferred acquisition costs | 260,843 | 247,389 | 237,066 |
| Net required interest | (659,021) | (630,433) | (595,934) |
| Financing costs | (90,395) | (83,486) | (86,704) |
| **Excess investment income** | $ 238,083 | $ 238,528 | $ 244,424 |
| **Excess investment income per diluted common share** | $ 2.41 | $ 2.31 | $ 2.28 |
| Mean invested assets (at amortized cost) | $ 19,714,027 | $ 18,939,317 | $ 17,987,502 |
| Average net insurance policy liabilities[2] | 11,377,104 | 10,954,500 | 10,460,539 |
| Average debt and preferred securities (at amortized cost) | 2,127,305 | 2,053,935 | 1,859,298 |

(1) Includes $71 thousand of required interest on Federal Home Loan Bank (FHLB) funding agreements in 2022.
(2) Net of deferred acquisition costs, excluding the associated unrealized gains and losses thereon.

**Excess investment income** declined slightly in 2022 when compared with 2021. Excess investment income per diluted common share increased 4% during 2022 when compared with 2021. Excess investment income per diluted common share generally increases at a faster pace than excess investment income because the number of diluted shares outstanding generally decreases from year to year as a result of our share repurchase program.

35

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

**Net investment income** increased at a compound annual growth rate of 3% over the 3 years ending 2022 while mean invested assets increased at a compound rate of 5% during the same period. The tax equivalent effective annual yield rate earned on the fixed maturity portfolio was 5.16% in 2022. Generally, investment income grows at a slower rate than the assets when the yield on new investments is lower than the yield on dispositions or the average portfolio yield. It also increases at a faster rate than the assets when new investment yields exceed the yield on dispositions or the average portfolio yield. We currently expect that the average annual turnover rate of fixed maturity assets will be less than 2% over the next five years and will not have a material negative impact on net investment income. In addition to fixed maturities, the Company has also invested in limited partnerships with debt like characteristics that diversify risk and enhance risk-adjusted, capital-adjusted returns on the portfolio. The earned yield on the investment funds for the year ended December 31, 2022 was 5.65%. See additional information in *Note 4—Investments*. The following chart presents the growth in net investment income and the growth in mean invested assets.

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Growth in net investment income | 3.7 % | 2.7 % | 1.8 % |
| Growth in mean invested assets (at amortized cost) | 4.1 % | 5.3 % | 5.6 % |

Globe Life's net investment income benefits from higher interest rates on new investments. While increasing interest rates have resulted in a net unrealized loss on the fixed maturities portfolio as of December 31, 2022, we are not concerned because we do not generally intend to sell, nor is it likely that we will be required to sell, the fixed maturities prior to their anticipated recovery.

**Required interest on net insurance policy liabilities** reduces net investment income, as it is the amount of net investment income considered by management necessary to “fund” required interest on net insurance policy liabilities, which is the net of the benefit reserve liability and the deferred acquisition cost asset. As such, it is removed from the investment segment and applied to the insurance segments to offset the effect of the required interest from the insurance segments. As discussed in *Note 14—Business Segments,* management regards this as a more meaningful analysis of the investment and insurance segments. Required interest is based on the actuarial interest assumptions used in discounting the benefit reserve liability and the amortization of deferred acquisition costs for our insurance policies in force.

The great majority of our life and health insurance policies are fixed interest rate protection policies, not investment products, and are accounted for under current GAAP accounting guidance for long-duration insurance products which mandate that interest rate assumptions for a particular block of business be “locked in” for the life of that block of business. Each calendar year, we set the discount rate to be used to calculate the benefit reserve liability and the amortization of the deferred acquisition cost asset for all insurance policies issued that year. That rate is based on the new money yields that we expect to earn on cash flow received in the future from policies of that issue year and cannot be changed. The discount rate used for policies issued in the current year has no impact on the in force policies issued in prior years as the rates of all prior issue years are also locked in. As such, the overall discount rate for the entire in force block of 5.8% is a weighted average of the discount rates being used from all issue years. Changes in the overall weighted-average discount rate over time are caused by changes in the mix of the reserves and the deferred acquisition cost asset by issue year on the entire block of in force business. Business issued in the current year has little impact on the overall weighted-average discount rate due to the size of our in force business. In 2023, new guidance will become effective that will significantly impact the accounting for our long duration contracts including the determination of required interest. Please see *Note 1—Significant Accounting Policies* for additional information.

Since actuarial discount rates are locked in for life on essentially all of our business, benefit reserves and deferred acquisition costs are not affected by interest rate fluctuations unless a loss recognition event occurs. Due to the strength and consistency of our underwriting margins, we do not expect an extended low interest rate environment will cause a loss recognition event.

36

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

Information about interest on net policy liabilities is shown in the following table.

**Required Interest on Net Insurance Policy Liabilities**
(Dollar amounts in thousands)

| | Required Interest | Average Net Insurance Policy Liabilities | Average Discount Rate |
|---|---|---|---|
| **2022** | | | |
| Life and Health | $ 614,361 | $ 10,373,972 | 5.9 % |
| Annuity | 44,589 | 1,000,440 | 4.5 |
| FHLB Funding Agreement | 71 | 2,692 | 2.6 |
| Total | $ 659,021 | $ 11,377,104 | 5.8 |
| Increase in 2022 | 4.5 % | 3.9 % | |
| **2021** | | | |
| Life and Health | $ 583,996 | $ 9,912,914 | 5.9 % |
| Annuity | 46,437 | 1,041,586 | 4.5 |
| Total | $ 630,433 | $ 10,954,500 | 5.8 |
| Increase in 2021 | 5.8 % | 4.7 % | |
| **2020** | | | |
| Life and Health | $ 548,066 | $ 9,391,680 | 5.8 % |
| Annuity | 47,868 | 1,068,859 | 4.5 |
| Total | $ 595,934 | $ 10,460,539 | 5.7 |
| Increase in 2020 | 4.8 % | 3.9 % | |

37

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

**Financing costs** for the investment segment consist primarily of interest on our various debt instruments. The table below presents the components of financing costs and reconciles interest expense per the *Consolidated Statements of Operations.*

**Analysis of Financing Costs**
(Dollar amounts in thousands)

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Interest on funded debt | $ 80,481 | $ 78,183 | $ 73,157 |
| Interest on term loan | — | — | 4,193 |
| Interest on short-term debt | 9,875 | 5,270 | 9,302 |
| Other | 39 | 33 | 52 |
| **Financing costs** | $ 90,395 | $ 83,486 | $ 86,704 |

In 2022, financing costs increased 8% compared with prior year primarily due to rates on the short-term debt. In addition, interest on funded debt was higher in 2022 than the prior year as a result of the 4.80% Senior Notes issued in May 2022, prior the repayment of the 3.80% Senior Notes on September 15, 2022. More information on our debt transactions is disclosed in the *Financial Condition* section of this report and in *Note 11—Debt.*

***Realized Gains and Losses.*** Our life and health insurance companies collect premium income from policyholders for the eventual payment of policyholder benefits, sometimes paid many years or even decades in the future. Since benefits are expected to be paid in future periods, premium receipts in excess of current expenses are invested to provide for these obligations. For this reason, we hold a significant investment portfolio as a part of our core insurance operations. This portfolio consists primarily of high-quality fixed maturities containing an adequate yield to provide for the cost of carrying these long-term insurance product obligations. As a result, fixed maturities are generally held for long periods to support the liabilities. Expected yields on these investments are taken into account when setting insurance premium rates and product profitability expectations.

Despite our intent to hold fixed maturity investments for a long period of time, investments are occasionally sold, exchanged, called, or experience a credit loss event, resulting in a realized gain or loss. Gains or losses are only secondary to our core insurance operations of providing insurance coverage to policyholders. In a bond exchange offer, bondholders may consent to exchange their existing bonds for another class of debt securities. The Company also has investments in certain limited partnerships, held under the fair value option, with fair value changes recognized in *Realized gains (losses)* in the *Consolidated Statements of Operations.*

Realized gains and losses can be significant in relation to the earnings from core insurance operations, and as a result, can have a material positive or negative impact on net income. The significant fluctuations caused by gains and losses can cause period-to-period trends of net income that are not indicative of historical core operating results or predictive of the future trends of core operations. Accordingly, they have no bearing on core insurance operations or segment results as we view operations. For these reasons, and in line with industry practice, we remove the effects of realized gains and losses when evaluating overall insurance operating results.

38

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

The following table summarizes our tax-effected realized gains (losses) by component for each of the three years ended December 31, 2022.

**Analysis of Realized Gains (Losses), Net of Tax**
(Dollar amounts in thousands, except for per share data)

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2022 | | 2021 | | 2020 | |
| | Amount | Per Share | Amount | Per Share | Amount | Per Share |
| Fixed maturities: | | | | | | |
| Sales | $ (44,792) | $ (0.45) | $ (8,100) | $ (0.08) | $ (28,844) | $ (0.27) |
| Matured or other redemptions(1) | 19,076 | 0.19 | 35,684 | 0.34 | 11,712 | 0.11 |
| Provision for credit losses | 306 | — | 2,337 | 0.02 | (2,643) | (0.03) |
| Fair value option—change in fair value | (23,189) | (0.23) | 18,105 | 0.18 | 826 | 0.01 |
| Other(2) | (11,874) | (0.12) | 6,194 | 0.06 | 17,034 | 0.16 |
| **Total Realized investment gains (losses)—investments** | (60,473) | (0.61) | 54,220 | 0.52 | (1,915) | (0.02) |
| Loss on redemption of debt | — | — | (7,358) | (0.07) | (501) | — |
| **Total realized gains (losses)** | $ (60,473) | $ (0.61) | $ 46,862 | $ 0.45 | $ (2,416) | $ (0.02) |

(1) During the three years ended December 31, 2022, 2021, and 2020, the Company recorded $147.6 million, $109.2 million, and $219.8 million of exchanges of fixed maturity securities (noncash transactions) that resulted in $1.5 million, $19.9 million, and $6.2 million, respectively, in realized gains (losses), net of tax.
(2) Other realized gains (losses) are primarily a result of changes in the fair value of exchange traded funds.

As investment yields increased in 2022, the Company disposed of certain fixed maturity investments to improve the risk-adjusted, capital-adjusted returns on the portfolio. While we realized losses, we were able to enhance the yield, credit quality and diversification of the portfolio.

***Investment Acquisitions.*** Globe Life's investment policy calls for investing primarily in investment grade fixed maturities that meet our quality and yield objectives. We generally invest in securities with longer maturities because they more closely match the long-term nature of our policy liabilities. We believe this strategy is appropriate since our expected future cash flows are generally stable and predictable and the likelihood that we will need to sell invested assets to raise cash is low.

The following table summarizes selected information for fixed maturity investments. The effective annual yield shown is based on the acquisition price and call features, if any, of the securities. For non-callable bonds, the yield is calculated to maturity date. For callable bonds acquired at a premium, the yield is calculated to the earliest known

39

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

call date and call price after acquisition ("first call date"). For all other callable bonds, the yield is calculated to maturity date.

**Fixed Maturity Acquisitions Selected Information**
(Dollar amounts in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Cost of acquisitions[(1)]: | | | |
| Investment-grade corporate securities | $ 812,697 | $ 566,400 | $ 686,844 |
| Investment-grade municipal securities | 599,946 | 434,482 | 543,088 |
| Other investment-grade securities | 7,577 | 10,465 | 34,171 |
| **Total fixed maturity acquisitions** | $ 1,420,220 | $ 1,011,347 | $ 1,264,103 |
| Effective annual yield (one year compounded)[(2)] | 5.18% | 3.39% | 3.73% |
| Average life (in years to next call) | 13.5 | 21.7 | 15.8 |
| Average life (in years to maturity) | 22.8 | 31.7 | 26.3 |
| Average rating | A | A+ | A |

(1) Fixed maturity acquisitions included unsettled trades of $0 in 2022, $7 million in 2021 and $2 million in 2020.
(2) Tax-equivalent basis, where the yield on tax-exempt securities is adjusted to produce a yield equivalent to the pretax yield on taxable securities.

For investments in callable bonds, the actual life of the investment will depend on whether the issuer calls the investment prior to the maturity date. Given our investments in callable bonds, the actual average life of our investments cannot be known at the time of the investment. Absent sales and "make-whole calls," however, the average life will not be less than the average life to next call and will not exceed the average life to maturity. Data for both of these average life measures is provided in the above chart.

During 2021 and 2022, acquisitions consisted of securities spanning a diversified range of issuers, industry sectors, and geographical regions. All of the acquired securities were investment grade. In addition to the fixed maturity acquisitions, Globe Life invested $290 million in other long-term investments in 2022 and $258 million in 2021. These investments include primarily investment funds. See *Note—4 Investments* for further discussion.

New cash flow available for investment has been primarily provided through our insurance operations, cash received on existing investments, and proceeds from dispositions. While dispositions increase funds available for investment, as noted earlier in this discussion, they can also have a negative impact on investment income if the proceeds from the dispositions are reinvested at lower yields than the bonds that were disposed. Dispositions were $852 million in 2022 and $428 million in 2021.

Since fixed maturities represent such a significant portion of our investment portfolio, the remainder of the discussion of portfolio composition will focus on fixed maturities. See a breakdown of the Company's other investments in Other Investment Information within *Note 4—Investments*.

40

GL 2022 FORM 10-K

Selected information concerning the fixed maturity portfolio is as follows: Fixed Maturity Portfolio Selected Information At December 31, 2022 2021 Average annual effective yield(1) ........................................................................................................ 5.19% 5.17% Average life, in years, to: Next call(2) ....................................................................................................................................... 14.7 15.7 Maturity(2) ........................................................................................................................................ 18.5 19.0 Effective duration to: Next call(2,3) ..................................................................................................................................... 8.8 10.6 Maturity(2,3) ...................................................................................................................................... 10.4 12.2 (1) Tax-equivalent basis. The yield on tax-exempt securities is adjusted to produce a yield equivalent to the pretax yield on taxable securities. (2) Globe Life calculates the average life and duration of the fixed maturity portfolio two ways: (a) based on the next call date which is the next call date for callable bonds and the maturity date for noncallable bonds, and (b) based on the maturity date of all bonds, whether callable or not. (3) Effective duration is a measure of the price sensitivity of a fixed-income security to a particular change in interest rates. GLOBE LIFE INC. Management's Discussion & Analysis 41 GL 2022 FORM 10-K

# GLOBE LIFE INC.
## Management's Discussion & Analysis

***Credit Risk Sensitivity***. The following tables summarize certain information about the major corporate sectors and security types held in our fixed maturity portfolio at December 31, 2022 and 2021.

### Fixed Maturities by Sector
### December 31, 2022
(Dollar amounts in thousands)

| | Below Investment Grade | | | | Total Fixed Maturities | | | | % of Total Fixed Maturities | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amortized Cost, net | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Amortized Cost, net | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | At Amortized Cost, net | At Fair Value |
| **Corporates:** | | | | | | | | | | |
| **Financial** | | | | | | | | | | |
| Insurance - life, health, P&C | $ 107,355 | $ 22 | $ (13,966) | $ 93,411 | $ 2,375,633 | $ 44,578 | $ (216,938) | $ 2,203,273 | 13 | 13 |
| Banks | 26,944 | 84 | (192) | 26,836 | 1,336,868 | 14,035 | (100,038) | 1,250,865 | 7 | 8 |
| Other financial | 74,963 | 1 | (22,026) | 52,938 | 1,195,293 | 4,513 | (187,513) | 1,012,293 | 7 | 6 |
| Total financial | 209,262 | 107 | (36,184) | 173,185 | 4,907,794 | 63,126 | (504,489) | 4,466,431 | 27 | 27 |
| **Industrial** | | | | | | | | | | |
| Energy | 44,723 | — | (10,168) | 34,555 | 1,436,598 | 22,637 | (101,923) | 1,357,312 | 8 | 8 |
| Basic materials | — | — | — | — | 1,090,309 | 14,913 | (95,958) | 1,009,264 | 6 | 6 |
| Consumer, non-cyclical | — | — | — | — | 2,146,003 | 20,427 | (232,196) | 1,934,234 | 12 | 12 |
| Other industrials | 25,461 | — | (522) | 24,939 | 1,212,674 | 19,107 | (121,540) | 1,110,241 | 6 | 7 |
| Communications | 28,499 | — | (2,253) | 26,246 | 857,375 | 7,779 | (110,132) | 755,022 | 5 | 5 |
| Transportation | — | — | — | — | 520,029 | 11,684 | (34,269) | 497,444 | 3 | 3 |
| Consumer. cyclical | 149,465 | — | (27,822) | 121,643 | 592,657 | 4,903 | (85,005) | 512,555 | 3 | 3 |
| Technology | — | — | — | — | 247,996 | 90 | (59,672) | 188,414 | 1 | 1 |
| Total industrial | 248,148 | — | (40,765) | 207,383 | 8,103,641 | 101,540 | (840,695) | 7,364,486 | 44 | 45 |
| **Utilities** | 35,496 | 433 | (3,173) | 32,756 | 1,924,190 | 36,670 | (125,713) | 1,835,147 | 11 | 11 |
| **Total corporates** | 492,906 | 540 | (80,122) | 413,324 | 14,935,625 | 201,336 | (1,470,897) | 13,666,064 | 82 | 83 |
| **States, municipalities, and political divisions:** | | | | | | | | | | |
| General obligations | — | — | — | — | 915,725 | 5,041 | (167,393) | 753,373 | 5 | 5 |
| Revenues | — | — | — | — | 1,875,305 | 19,287 | (338,054) | 1,556,538 | 10 | 9 |
| **Total states, municipalities, and political divisions** | — | — | — | — | 2,791,030 | 24,328 | (505,447) | 2,309,911 | 15 | 14 |
| **Other fixed maturities:** | | | | | | | | | | |
| Government (U.S. and foreign) | — | — | — | — | 449,603 | 33 | (51,674) | 397,962 | 2 | 2 |
| Collateralized debt obligations | 37,098 | 13,266 | — | 50,364 | 37,098 | 13,266 | — | 50,364 | — | — |
| Other asset-backed securities | 12,493 | — | (1,618) | 10,875 | 88,336 | 4 | (9,276) | 79,064 | 1 | 1 |
| **Total fixed maturities** | $ 542,497 | $ 13,806 | $ (81,740) | $ 474,563 | $ 18,301,692 | $ 238,967 | $(2,037,294) | $16,503,365 | 100 | 100 |

42

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

## Fixed Maturities by Sector
## December 31, 2021
(Dollar amounts in thousands)

| | Below Investment Grade | | | | Total Fixed Maturities | | | | % of Total Fixed Maturities | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value | At Amortized Cost, net | At Fair Value |
| **Corporates:** | | | | | | | | | | |
| **Financial** | | | | | | | | | | |
| Insurance - life, health, P&C | $ 57,470 | $ 3,825 | $ (4,807) | $ 56,488 | $ 2,345,116 | $ 513,844 | $ (5,553) | $ 2,853,407 | 13 | 13 |
| Banks | 26,980 | 614 | — | 27,594 | 983,317 | 207,466 | (1,635) | 1,189,148 | 6 | 6 |
| Other financial | 97,800 | 547 | (1,103) | 97,244 | 1,240,340 | 186,431 | (2,161) | 1,424,610 | 7 | 7 |
| Total financial | 182,250 | 4,986 | (5,910) | 181,326 | 4,568,773 | 907,741 | (9,349) | 5,467,165 | 26 | 26 |
| **Industrial** | | | | | | | | | | |
| Energy | 118,538 | 15,941 | (1,445) | 133,034 | 1,587,892 | 346,780 | (1,683) | 1,932,989 | 9 | 9 |
| Basic materials | — | — | — | — | 1,145,222 | 279,175 | (50) | 1,424,347 | 6 | 7 |
| Consumer, non-cyclical | 84,106 | 13,059 | (2,697) | 94,468 | 2,256,802 | 475,012 | (3,397) | 2,728,417 | 13 | 13 |
| Other industrials | 25,565 | 3,182 | — | 28,747 | 1,254,243 | 286,889 | (589) | 1,540,543 | 7 | 7 |
| Communications | 28,699 | 3,002 | — | 31,701 | 876,058 | 153,295 | (3,610) | 1,025,742 | 5 | 5 |
| Transportation | 25,555 | 5,588 | — | 31,143 | 559,399 | 135,581 | (38) | 694,942 | 3 | 3 |
| Consumer. cyclical | 150,624 | 18,805 | (3,429) | 166,000 | 575,597 | 106,438 | (3,594) | 678,441 | 3 | 3 |
| Technology | — | — | — | — | 212,138 | 18,074 | (2,084) | 228,129 | 1 | 1 |
| Total industrial | 433,087 | 59,577 | (7,571) | 485,093 | 8,467,351 | 1,801,244 | (15,045) | 10,253,550 | 47 | 48 |
| **Utilities** | 36,284 | 3,888 | — | 40,172 | 1,931,391 | 490,119 | (1,012) | 2,420,498 | 11 | 11 |
| **Total corporates** | 651,621 | 68,451 | (13,481) | 706,591 | 14,967,515 | 3,199,104 | (25,406) | 18,141,213 | 84 | 85 |
| **States, municipalities, and political divisions:** | | | | | | | | | | |
| General obligations | — | — | — | — | 736,853 | 56,163 | (2,060) | 790,956 | 4 | 4 |
| Revenues | — | — | — | — | 1,516,144 | 182,972 | (847) | 1,698,269 | 9 | 8 |
| **Total states, municipalities, and political divisions** | — | — | — | — | 2,252,997 | 239,135 | (2,907) | 2,489,225 | 13 | 12 |
| **Other fixed maturities:** | | | | | | | | | | |
| Government (U.S., municipal, and foreign) | — | — | — | — | 442,944 | 65,413 | (5,296) | 503,061 | 2 | 2 |
| Collateralized debt obligations | 36,468 | 27,037 | — | 63,505 | 36,468 | 27,037 | — | 63,505 | — | — |
| Other asset-backed securities | 13,457 | — | (414) | 13,043 | 104,998 | 3,715 | (430) | 108,283 | 1 | 1 |
| **Total fixed maturities** | $ 701,546 | $ 95,488 | $ (13,895) | $783,139 | $ 17,804,922 | $ 3,534,404 | $ (34,039) | $21,305,287 | 100 | 100 |

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GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

Corporate securities, which consist of bonds and redeemable preferred stocks, were the largest component of the December 31, 2022 fixed maturity portfolio, representing 82% of amortized cost, net and 83% of fair value. The remainder of the portfolio is invested primarily in securities issued by the U.S. government and U.S. municipalities. The Company holds insignificant amounts in foreign government bonds, collateralized debt obligations, asset-backed securities, and mortgage-backed securities. Corporate securities are diversified over a variety of industry sectors and issuers. At December 31, 2022, the total fixed maturity portfolio consisted of 979 issuers.

Fixed maturities had a fair value of $16.5 billion at December 31, 2022, compared with $21.3 billion at December 31, 2021. The net unrealized gain (loss) position in the fixed-maturity portfolio decreased from a $3.5 billion gain position at December 31, 2021 to a loss position of $1.8 billion at December 31, 2022 due to an increase in market rates during the period.

For more information about our fixed maturity portfolio by component at December 31, 2022 and December 31, 2021, including a discussion of allowance for credit losses, an analysis of unrealized investment losses and a schedule of maturities, see *Note 4—Investments*.

An analysis of the fixed maturity portfolio by a composite quality rating at December 31, 2022 and December 31, 2021, is shown in the following tables. The composite rating for each security, other than private-placement securities managed by third parties, is the average of the security's ratings as assigned by Moody's Investor Service, Standard & Poor's, Fitch Ratings, and Dominion Bond Rating Service, LTD. The ratings assigned by these four nationally recognized statistical rating organizations are evenly weighted when calculating the average. The composite quality rating is created utilizing a methodology developed by Globe Life using ratings from the various rating agencies noted above. The composite quality rating is not a Standard & Poor's credit rating. Standard & Poor's does not sponsor, endorse, or promote the composite quality rating and shall not be liable for any use of the composite quality rating. Included in the following chart are private placement fixed maturity holdings of $466 million at amortized cost, net of allowance for credit losses ($425 million at fair value) for which the ratings were assigned by the third-party managers.

**Fixed Maturities by Rating**
**At December 31, 2022**
(Dollar amounts in thousands)

| | Amortized Cost, net | % of Total | Fair Value | % of Total | Average Composite Quality Rating on Amortized Cost, net |
|---|---|---|---|---|---|
| **Investment grade:** | | | | | |
| AAA | $ 828,315 | 5 | $ 733,524 | 4 | |
| AA | 2,779,587 | 15 | 2,260,257 | 14 | |
| A | 4,752,633 | 26 | 4,438,913 | 27 | |
| BBB+ | 3,934,053 | 21 | 3,639,118 | 22 | |
| BBB | 4,254,730 | 23 | 3,844,182 | 23 | |
| BBB- | 1,209,877 | 7 | 1,112,808 | 7 | |
| **Total investment grade** | 17,759,195 | 97 | 16,028,802 | 97 | A- |
| **Below investment grade:** | | | | | |
| BB | 462,356 | 3 | 389,132 | 3 | |
| B | 43,044 | — | 35,067 | — | |
| Below B | 37,097 | — | 50,364 | — | |
| **Total below investment grade** | 542,497 | 3 | 474,563 | 3 | BB- |
| | $ 18,301,692 | 100 | $ 16,503,365 | 100 | |
| **Weighted average composite quality rating** | | | | | A- |

44

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

**Fixed Maturities by Rating**
**At December 31, 2021**
(Dollar amounts in thousands)

| | Amortized Cost | % of Total | Fair Value | % of Total | Average Composite Quality Rating on Amortized Cost |
|---|---|---|---|---|---|
| **Investment grade:** | | | | | |
| AAA | $ 761,526 | 4 | $ 867,728 | 4 | |
| AA | 2,215,179 | 13 | 2,412,947 | 11 | |
| A | 4,487,607 | 25 | 5,584,588 | 26 | |
| BBB+ | 3,779,051 | 21 | 4,616,977 | 22 | |
| BBB | 4,289,044 | 24 | 5,174,667 | 24 | |
| BBB- | 1,570,969 | 9 | 1,865,241 | 9 | |
| **Total investment grade** | 17,103,376 | 96 | 20,522,148 | 96 | A- |
| **Below investment grade:** | | | | | |
| BB | 537,064 | 3 | 583,608 | 3 | |
| B | 128,402 | 1 | 136,026 | 1 | |
| Below B | 36,080 | — | 63,505 | — | |
| **Total below investment grade** | 701,546 | 4 | 783,139 | 4 | BB- |
| | $ 17,804,922 | 100 | $ 21,305,287 | 100 | |
| **Weighted average composite quality rating** | | | | | A- |

The overall quality rating of the portfolio is A-, the same as year-end 2021. Fixed maturities rated BBB are 51% of the total portfolio at December 31, 2022 compared with 54% at year-end 2021, and the percentage of BBB bonds to the overall portfolio has been declining since the end of 2018. While this ratio is high relative to our peers, we have limited exposure to higher-risk assets such as derivatives, equities, and asset-backed securities. Additionally, the Company does not participate in securities lending and has no off-balance sheet investments as of December 31, 2022. Of our fixed maturity purchases, BBB securities generally provide the Company with the best risk-adjusted, capital-adjusted returns largely due to our ability to hold securities to maturity regardless of fluctuations in interest rates or equity markets.

An analysis of changes in our portfolio of below-investment grade fixed maturities at amortized cost, net of allowance for credit losses is as follows:

**Below-Investment Grade Fixed Maturities**
(Dollar amounts in thousands)

| | Year Ended December 31, 2022 | Year Ended December 31, 2021 |
|---|---|---|
| **Balance at beginning of period** | $ 701,546 | $ 840,739 |
| Downgrades by rating agencies | 50,147 | — |
| Upgrades by rating agencies | (97,462) | (67,078) |
| Dispositions | (116,791) | (78,712) |
| Provision for credit losses | (31) | 2,959 |
| Amortization and other | 5,088 | 3,638 |
| **Balance at end of period** | $ 542,497 | $ 701,546 |

45

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

Our investment policy calls for investing primarily in fixed maturities that are investment grade and meet our quality and yield objectives. Thus, any increases in below-investment grade issues are typically a result of ratings downgrades of existing holdings. Below-investment grade bonds at amortized cost, net of allowance for credit losses, were 9% of our shareholders' equity, excluding the effect of unrealized gains or losses on fixed maturities as of December 31, 2022. Globe Life invests long term and as such, one of our key criterion in our investment process is to select issuers that have the ability to weather multiple financial cycles.

***Market Risk Sensitivity.*** Globe Life's investment securities are exposed to interest rate risk, meaning the effect of changes in financial market interest rates on the current fair value of the Company's investment portfolio. Since 91% of the carrying value of our investments is attributable to fixed maturity investments and these investments are predominately fixed-rate investments, the portfolio is highly subject to market risk. Declines in market interest rates generally result in the fair value of the investment portfolio rising, and increases in interest rates cause the fair value to decline. Under normal market conditions, we are not concerned about unrealized losses that are interest rate driven since we would not expect to realize them. Globe Life does not generally intend to sell the securities prior to maturity and, likely, will not be required to sell the securities prior to recovery of amortized cost. The long-term nature of our insurance policy liabilities and strong operating cash-flow substantially mitigate any future need to liquidate portions of the portfolio. The increase or decrease in the fair value of insurance liabilities and debt due to increases or decreases in market interest rates largely offsets the impact of rates on the investment portfolio. However, as is permitted by GAAP, these liabilities are not recorded at fair value.

The following table illustrates the interest rate risk sensitivity of our fixed maturity portfolio at December 31, 2022 and 2021. This table measures the effect of a parallel shift in interest rates (as represented by the U.S. Treasury curve) on the fair value of the fixed maturity portfolio. The data measures the change in fair value arising from an immediate and sustained change in interest rates in increments of 100 basis points.

**Market Value of Fixed Maturity Portfolio**
(Dollar amounts in thousands)

| | At December 31, | |
|---|---|---|
| **Change in Interest Rates[(1)]** | **2022** | **2021** |
| (200) | $ 20,059,000 | $ 26,939,000 |
| (100) | 18,177,000 | 23,916,000 |
| 0 | 16,503,000 | 21,305,000 |
| 100 | 15,015,000 | 19,045,000 |
| 200 | 13,690,000 | 17,082,000 |

(1) In basis points.

46

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

## OPERATING EXPENSES

Operating expenses are included in the "Corporate and Other" segment and are classified into two categories: insurance administrative expenses and expenses of the Parent Company. Insurance administrative expenses generally include expenses incurred after a policy has been issued. As these expenses relate to premium for a given period, management measures the expenses as a percentage of premium income. The Company also views stock-based compensation expense as a Parent Company expense. Expenses associated with the issuance of our insurance policies are reflected as acquisition expenses and included in the determination of underwriting margin.

The following table is an analysis of operating expenses for the three years ended December 31, 2022.

**Operating Expenses Selected Information**
(Dollar amounts in thousands)

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | **Amount** | **% of Premium** | **Amount** | **% of Premium** | **Amount** | **% of Premium** |
| Insurance administrative expenses: | | | | | | |
| Salaries | $ 129,711 | 3.0 | $ 115,852 | 2.8 | $ 105,935 | 2.8 |
| Other employee costs | 42,319 | 1.0 | 41,841 | 1.0 | 39,885 | 1.0 |
| Information technology costs | 55,526 | 1.3 | 47,923 | 1.2 | 45,742 | 1.2 |
| Legal costs | 12,056 | 0.3 | 15,494 | 0.4 | 11,256 | 0.3 |
| Other administrative costs | 59,729 | 1.4 | 50,521 | 1.2 | 48,129 | 1.3 |
| Total insurance administrative expenses | 299,341 | 7.0 | 271,631 | 6.6 | 250,947 | 6.6 |
| Parent company expense | 11,156 | | 9,553 | | 9,891 | |
| Stock compensation expense | 35,650 | | 30,272 | | 35,892 | |
| Legal proceedings | 2,496 | | 8,139 | | 3,275 | |
| Non-operating expenses | 5,311 | | 2,434 | | 1,033 | |
| **Total operating expenses, per *Consolidated Statements of Operations*** | $ 353,954 | | $ 322,029 | | $ 301,038 | |

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | **Amount** | **%** | **Amount** | **%** | **Amount** | **%** |
| Total insurance administrative expenses increase (decrease) over prior year | $ 27,710 | 10.2 | $ 20,684 | 8.2 | $ 10,626 | 4.4 |
| Total operating expenses increase (decrease) over prior year | 31,925 | 9.9 | 20,991 | 7.0 | (3,787) | (1.2) |

Total operating expenses 2022 increased 10% over the prior year reflecting higher insurance administrative expenses. Insurance administrative expenses increased $28 million primarily due to higher information technology costs, including associated information technology salaries, higher employee costs in general, and higher administrative costs associated with the acquisition of Globe Life Benefits, which occurred in late 2021. Insurance administrative expenses as a percent of premium were 7.0%, compared to 6.6% for the same period in 2021.

47

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

## SHARE REPURCHASES

Globe Life has an ongoing share repurchase program that began in 1986, and is reviewed with the Board of Directors by management quarterly and annually reaffirmed by the Board of Directors. With no specified authorization amount, we determine the amount of repurchases based on the amount of the excess cash flows after the payment of dividends to the Parent Company shareholders, general market conditions, and other alternative uses. Excess cash flow at the Parent Company is primarily comprised of dividends received from the insurance subsidiaries less interest expense paid on its debt and other limited operating activities. The majority of our share repurchases are made from excess cash flow after the payment of shareholder dividends. Additionally, when stock options are exercised, proceeds from these exercises and the resulting tax benefit are used to repurchase additional shares on the open market to minimize dilution as a result of the option exercises. On August 10, 2022, the Board of Directors reauthorized the Parent Company’s share repurchase program in amounts and with timing that management, in consultation with the Board, determines to be in the best interest of the Company and its shareholders.

The following table summarizes share purchase activity for each of the last three years.

**Analysis of Share Purchases**
(Amounts in thousands)

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| **Purchases with:** | **Shares** | **Amount** | **Shares** | **Amount** | **Shares** | **Amount** |
| Share repurchase program | 3,322 | $ 335,145 | 4,784 | $ 455,030 | 4,459 | $ 380,112 |
| Option proceeds | 1,103 | 119,493 | 858 | 86,405 | 676 | 63,754 |
| Total | 4,425 | $ 454,638 | 5,642 | $ 541,435 | 5,135 | $ 443,866 |

Throughout the remainder of this discussion, share purchases refer only to those made from excess cash flow at the Parent Company.

## FINANCIAL CONDITION

***Liquidity.*** Liquidity provides Globe Life with the ability to meet on demand the cash commitments required to support our business operations and meet our financial obligations. Our liquidity is primarily derived from multiple sources: positive cash flow from operations, a portfolio of marketable securities, a revolving credit facility, commercial paper and the Federal Home Loan Bank.

***Insurance Subsidiary Liquidity.*** The operations of our insurance subsidiaries have historically generated substantial cash inflows in excess of immediate cash needs. Cash inflows for the insurance subsidiaries primarily include premium and investment income. In addition to investment income, maturities and scheduled repayments in the investment portfolio are cash inflows. Cash outflows from operations include policy benefit payments, commissions, administrative expenses, and taxes. A portion of the excess cash inflows in the current year will provide for the payment of future policy benefits and are invested primarily in long-term fixed maturities as they better match the long-term nature of these obligations. Excess cash available from the insurance subsidiaries’ operations is generally distributed as a dividend to the Parent Company, subject to regulatory restrictions. The dividends are generally paid in amounts equal to the subsidiaries’ prior year statutory net income excluding realized capital gains. While the leading source of the excess cash is investment income, a significant portion of the excess cash also comes from underwriting income due to our high underwriting margins and effective expense control. While the insurance subsidiaries annually generate more operating cash inflows than cash outflows, the companies also have the entire available-for-sale fixed maturity investment portfolio available to create additional cash flows if required.

Four of our insurance subsidiaries are members of the FHLB of Dallas. FHLB membership provides the insurance subsidiaries with access to various low-cost collateralized borrowings and funding agreements. While not the only source of liquidity, the FHLB could provide the insurance subsidiaries with an additional source of liquidity, if needed. Refer to *Note 11—Debt* for further details.

48

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

***Parent Company Liquidity.*** An important source of Parent Company liquidity is the dividends from its insurance subsidiaries. These dividends are received throughout the year and are used by the Parent Company to pay dividends on common and preferred stock, interest and principal repayment requirements on Parent Company debt, and operating expenses of the Parent Company.

| | Year Ended December 31, (Amounts in Thousands) | | | |
|---|---|---|---|---|
| | Projected 2023 | 2022 | 2021 | 2020 |
| **Liquidity Sources:** | | | | |
| Dividends from Subsidiaries | $ 465,000 | $ 407,042 | $ 478,535 | $ 485,871 |
| Excess Cash Flows | 345,000 | 278,434 | 370,120 | 387,606 |

For more information on the restrictions on the payment of dividends by subsidiaries, see the *Restrictions* section of *Note 12—Shareholders' Equity.* Although these restrictions exist, dividend availability from subsidiaries historically has been more than sufficient for the cash flow needs of the Parent Company.

Additional sources of liquidity for the Parent Company are cash, intercompany receivables, intercompany borrowings, public debt markets, term loans, and a revolving credit facility. At December 31, 2022, the Parent Company had access to $91 million of invested cash, net intercompany receivables, and other liquid assets. The credit facility is discussed below.

***Short-Term Borrowings.*** An additional source of Parent Company liquidity is a revolving credit facility with a group of lenders which allows unsecured borrowings and stand-by letters of credit up to $750 million, which could be extended up to $1 billion. While Globe Life can request the extension, it is not guaranteed. Up to $250 million in letters of credit can be issued against the facility. The facility is further designated as a back-up line of credit for a commercial paper program under which commercial paper may be issued at any time, with total commercial paper outstanding not to exceed the facility maximum less any letters of credit issued. As of December 31, 2022, we had available $340 million of additional borrowing capacity under this facility, compared with $295 million a year earlier. Interest charged on the commercial paper program resembles variable rate debt due to its short term nature. Globe Life has consistently been able to issue commercial paper as needed during the three years ended December 31, 2022. As discussed in *Note 11—Debt*, on September 30, 2021, Globe Life amended the credit agreement dated August 24, 2020. The five-year credit agreement will now mature on September 30, 2026. As of December 31, 2022, the Parent Company was in full compliance with all covenants related to the aforementioned debt.

As a part of the credit facility, Globe Life has stand-by letters of credits. These letters are issued among our subsidiaries, one of which is an offshore captive reinsurer, and have no impact on company obligations as a whole. Any future regulatory changes that restrict the use of off-shore captive reinsurers might require Globe Life to obtain third-party financing, which could cause an insignificant increase in financing costs. On October 26, 2021, the letters of credit were amended to reduce the amount outstanding from $135 million to $125 million. The outstanding letters of credit remained at $125 million at December 31, 2022.

The Parent Company expects to have readily available funds for 2023 and the foreseeable future to conduct its operations and to maintain target capital ratios in the insurance subsidiaries through internally generated cash flow and the credit facility. In the unlikely event that more liquidity is needed, the Company could generate additional funds through multiple sources including, but not limited to, the issuance of debt, an additional short-term credit facility, and intercompany borrowing. Refer to *Note 6—Commitments and Contingencies* and the discussion surrounding the Company's obligations over the next five years.

As noted above, the Parent Company had access to $91 million of liquid assets available as of December 31, 2022. This liquidity is available to the Company in the event additional funds are needed to support the targeted capital levels within our insurance subsidiaries.

***Consolidated Liquidity.*** Consolidated net cash inflows provided from operations were $1.42 billion in 2022, compared with $1.44 billion in 2021. In addition to cash inflows from operations, our companies received proceeds

49

GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

from maturities, calls, and repayments of fixed maturities in the amount of $462 million in 2022, compared with $311 million in 2021. As noted under the caption *Credit Facility in Note 11*, the Parent Company has in place a revolving credit facility. The insurance companies have no additional outstanding credit facilities.

Cash and short-term investments were $207 million at the end of 2022 compared with $161 million at the end of 2021. In addition to these liquid assets, the entire $16.5 billion (fair value at December 31, 2022) portfolio of fixed income securities is available for sale in the event of an unexpected need. Approximately 97% of our fixed income securities are publicly traded, freely tradable under SEC Rule 144, or qualified for resale under SEC Rule 144A. We generally expect to hold fixed income securities to maturity, and even though these securities are classified as available for sale, we have the ability and general intent to hold any securities until recovery or maturity. Our strong cash flows from operations, ongoing investment maturities, and credit line availability make any need to sell securities for liquidity highly unlikely.

***Capital Resources.*** The Parent Company's capital structure consists of short-term debt (the commercial paper facility and current maturities of long-term debt), long-term debt, and shareholders' equity.

Debt: The carrying value of the long-term debt was $1.6 billion at December 31, 2022, an increase from $1.5 billion a year earlier. A complete analysis and description of long-term debt issues outstanding is presented in *Note 11—Debt*.

Subsidiary Capital: The National Association of Insurance Commissioners (NAIC) has established a risk-based factor approach for determining threshold risk-based capital levels for all insurance companies. This approach was designed to assist the regulatory bodies in identifying companies that may require regulatory attention. A Risk-Based Capital (RBC) ratio is typically determined by dividing adjusted total statutory capital by the amount of risk-based capital determined using the NAIC's factors. If a company's RBC ratio approaches two times the RBC amount, the company must file a plan with the NAIC for improving its capital levels (this level is commonly referred to as "Company Action Level" RBC). Companies typically hold a multiple of the Company Action Level RBC depending on their particular business needs and risk profile.

Our goal is to maintain statutory capital within our insurance subsidiaries at levels necessary to support our current ratings. For 2022, Globe Life has targeted a consolidated Company Action Level RBC ratio of 300% to 320%. The Company concludes that this capital level is more than adequate and sufficient to support its current ratings, given the nature of its business and its risk profile. As of December 31, 2022, our consolidated Company Action Level RBC ratio was 321%, compared to 315% in the prior year. The Parent Company is committed to maintaining the targeted consolidated RBC ratio at its insurance subsidiaries and has sufficient liquidity available to provide additional capital if necessary.

In August 2022, the NAIC fully adopted new and expanded C-2 life insurance mortality risk factors. The adoption of these factors resulted in higher amounts of required capital related to our life insurance liabilities. The Parent Company is committed to maintaining the targeted consolidated RBC ratio at its insurance subsidiaries and has sufficient liquidity available to provide additional capital if necessary.

Shareholder's Equity: As noted under the caption *Analysis of Share Purchases* within this report, we have an ongoing share repurchase program.

Globe Life has continually increased the quarterly dividend on its common shares over the past three years.

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | Projected 2023 | 2022 | 2021 | 2020 |
| Quarterly dividend by annual year | $ 0.2250 | $ 0.2075 | $ 0.1975 | $ 0.1875 |

Shareholders' equity was $4.9 billion at December 31, 2022, compared with $8.6 billion at December 31, 2021, a decrease of $3.7 billion or 43%. Since December 31, 2021, shareholders' equity was reduced by $4.2 billion due to after-tax unrealized losses in the fixed-maturity portfolio as interest rates increased over the period offset by $740 million of net income during this period. In addition, shareholders' equity was reduced by $335 million in share

50

GL 2022 FORM 10-K

purchases under the repurchase program and an additional $119 million in share purchases to offset the dilution from stock option exercises. We plan to use excess cash available at the Parent Company as efficiently as possible in the future. Excess cash flow, as we define it, results primarily from the dividends received by the Parent Company from its subsidiaries less the interest paid on debt. The cash received by the Parent Company from our insurance subsidiaries is after they have made substantial investments during the year to grow the business. Possible uses of excess cash flow include, but are not limited to, share repurchases, acquisitions, increases in shareholder dividends, investment in securities, or repayment of short-term debt. We will determine the best use of excess cash after ensuring that targeted capital levels are maintained in our insurance subsidiaries. If market conditions are favorable, we currently expect that share repurchases will continue to be a primary use of those funds. As discussed in Note 1—Significant Accounting Policies, the Company will adopt ASU 2018-12, Financial Services– Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI), effective on January 1, 2023. The accounting adoption will have no economic impact on the cash flows of our business nor influence our business model of providing basic protection oriented products to the underserved and low to middle- income market. In addition, the adoption will not impact our capital management philosophies. It will, however, modify the timing of when profits emerge on our insurance policies. We are anticipating GAAP net income and net operating income to increase under the new standard primarily due to the significant reduction in DAC amortization in the near or intermediate term. With respect to equity, we anticipate a significant decrease as a result of the requirement to use current discount rates to remeasure the policy liabilities and record the offset through AOCI at adoption. Since current rates (upper-medium grade) are lower than the locked-in rates assumed in valuing our policy liabilities, we will have unrealized interest rate loss recognized through AOCI. We maintain a significant available-for-sale fixed maturity portfolio to support our insurance policy liabilities. Current accounting guidance requires that we revalue our portfolio to fair market value at the end of each accounting period. The period-to-period changes in fair value, net of their associated impact on deferred acquisition costs and income tax, are reflected directly in shareholders’ equity. Changes in the fair value of the portfolio can result from changes in market rates. While a majority of invested assets are revalued, accounting rules do not permit interest-bearing insurance policy liabilities to be valued at fair value in a consistent manner as that of assets, with changes in value applied directly to shareholders’ equity. Due to the size of our policy liabilities in relation to our shareholders’ equity, an inconsistency exists in measurement, which may have a material impact on the reported value of shareholders’ equity. Fluctuations in interest rates cause undue volatility in the period-to-period presentation of our shareholders’ equity, capital structure, and financial ratios. Due to the long-term nature of our fixed maturities and liabilities and the strong cash flows consistently generated by our insurance subsidiaries, we have the general intent and ability to hold our securities to maturity. As such, we do not expect to incur losses due to fluctuations in market value of fixed maturities caused by market rate changes and temporarily illiquid markets. Accordingly, our management, credit rating agencies, lenders, many industry analysts, and certain other financial statement users prefer to remove the effect of this accounting rule when analyzing our balance sheet, capital structure, and financial ratios. GLOBE LIFE INC. Management's Discussion & Analysis 51 GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

The following table presents selected data related to our capital resources. Additionally, the table presents the effect of this accounting guidance on relevant line items, so that investors and other financial statement users may determine its impact on Globe Life's capital structure. Excluding the effect of unrealized gains or losses on the fixed maturity portfolio from shareholders' equity is considered non-GAAP. Below we include the reconciliation to GAAP.

**Selected Financial Data**
(Dollar amounts in thousands, except per share data)

| | At | | | | | |
|---|---|---|---|---|---|---|
| | December 31, 2022 | | December 31, 2021 | | December 31, 2020 | |
| | GAAP | Effect of Accounting Rule Requiring Revaluation(1) | GAAP | Effect of Accounting Rule Requiring Revaluation(1) | GAAP | Effect of Accounting Rule Requiring Revaluation(1) |
| Fixed maturities | $ 16,503,365 | $ (1,798,327) | $ 21,305,287 | $ 3,500,365 | $ 21,213,509 | $ 4,019,710 |
| Deferred acquisition costs(2) | 5,249,907 | 5,380 | 4,914,728 | (4,327) | 4,595,444 | (5,955) |
| Total assets | 25,537,159 | (1,792,947) | 29,768,048 | 3,496,038 | 29,046,731 | 4,013,755 |
| Short-term debt | 449,103 | — | 479,644 | — | 254,918 | — |
| Long-term debt | 1,627,952 | — | 1,546,494 | — | 1,667,886 | — |
| Shareholders' equity | 4,895,861 | (1,416,428) | 8,642,806 | 2,761,870 | 8,771,092 | 3,170,866 |
| | | | | | | |
| Book value per diluted share | 49.65 | (14.36) | 85.97 | 27.47 | 83.19 | 30.07 |
| Debt to capitalization(3) | 29.8 % | 5.0 % | 19.0 % | (6.6)% | 18.0 % | (7.6)% |
| | | | | | | |
| Diluted shares outstanding | 98,615 | | 100,535 | | 105,429 | |
| Actual shares outstanding | 96,740 | | 99,567 | | 103,797 | |

(1) Amount added to (deducted from) comprehensive income to produce the stated GAAP item, per accounting rule ASC 320-10-35-1.
(2) Includes the value of business acquired (VOBA).
(3) Globe Life's debt covenants require that the effect of this accounting rule be removed to determine this ratio. This ratio is computed by dividing total debt by the sum of total debt and shareholders' equity.

***Financial Strength Ratings.*** The financial strength of our major insurance subsidiaries is rated by Standard & Poor's and A. M. Best. The following table presents these ratings for our five largest insurance subsidiaries at December 31, 2022.

| | Standard & Poor's | A.M. Best |
|---|---|---|
| Liberty National Life Insurance Company | AA- | A |
| Globe Life And Accident Insurance Company | AA- | A |
| United American Insurance Company | AA- | A |
| American Income Life Insurance Company | AA- | A |
| Family Heritage Life Insurance Company of America | NR | A |

A.M. Best states that it assigns an A (Excellent) rating to insurance companies that have, in its opinion, an excellent ability to meet their ongoing insurance obligations.

The AA financial strength rating category is assigned by Standard & Poor's Corporation (S&P) to those insurers which have very strong capacity to meet its financial commitments which differs from the highest-rated insurers only to a small degree. An insurer rated A has strong capacity to meet its financial commitments but it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than insurers in higher-rated categories. The plus sign (+) or minus sign (-) shows the relative standing within the major rating category.

52

GL 2022 FORM 10-K

OTHER ITEMS Litigation. For more information concerning litigation, please refer to Note 6—Commitments and Contingencies. CRITICAL ACCOUNTING POLICIES Application of Critical Accounting Estimates. The preparation of financial statements in conformity with GAAP requires the application of accounting policies that often involve a significant degree of judgment. Management reviews these key estimates and assumptions used in the preparation of financial statements on a timely basis. If management determines that modifications are necessary due to current facts and circumstances, the Company’s results of operations and financial position as reported in the consolidated financial statements could possibly change significantly. The following accounting policies are deemed critical to the preparation of the financial statements and include accounting estimates that management believes are most subjective or have complex judgments. Future Policy Benefits. Due to the long-term nature of insurance contracts, our insurance companies are liable for policy benefit payments that will be made in the future. The liability for future policy benefits is determined by standard actuarial procedures common to the life insurance industry. The accounting policies for determining this liability are disclosed in Note 1—Significant Accounting Policies. Approximately 90% of our liabilities for future policy benefits at December 31, 2022 were traditional insurance liabilities where the liability is determined as the present value of future benefits less the present value of the portion of the gross premium required to pay for such benefits. The assumptions used in estimating the future benefits for this portion of business are set at the time of contract issue. These assumptions are “locked in” and are not revised for the lifetime of the contracts, except where there is a premium deficiency, as defined in Note 1—Significant Accounting Policies under the caption Future Policy Benefits. Otherwise, variability in the accrual of policy reserve liabilities after policy issuance is caused only by variability of the inventory of in force policies. The remaining portion of liabilities for future policy benefits pertains to business accounted for as deposit business, where the recorded liability is the fund balance attributable to the benefit of policyholders as determined by the policy contract at the consolidated financial statement date. Accordingly, there are no assumptions used to determine the future policy benefit liability for deposit business. Refer to Note 1—Significant Accounting Policies for discussion on the significant changes to future policy benefits with an effective date of January 1, 2023. Deferred Acquisition Costs. Certain costs of acquiring new business are deferred and recorded as an asset. Deferred acquisition costs consist primarily of sales commissions and other underwriting costs such as advertising related to the successful issuance of a new insurance contract as indicated in Note 1—Significant Accounting Policies under the caption Deferred Acquisition Costs in the Notes to Consolidated Financial Statements. Additionally, the cost of acquiring blocks of insurance business or insurance business through the purchase of other companies, known as the value of insurance acquired (VOBA), is included in deferred acquisition costs. Our policies for accounting for deferred acquisition costs and the associated amortization are reported under the same caption in Note 1—Significant Accounting Policies. Over 99% of our deferred acquisition costs at December 31, 2022 were related to traditional products and are being amortized over the premium-paying period in proportion to the present value of actual historic and estimated future gross premiums. The projection assumptions for this business are set at the time of contract issue. These assumptions are “locked-in” at that time and, except where there is a loss recognition issue, are not revised for the lifetime of the contracts. Absent a premium deficiency, variability in amortization after policy issuance is caused only by variability in premium volume. We have not recorded a deferred acquisition cost loss recognition event for assets related to this business for any period in the three years ended December 31, 2022. GLOBE LIFE INC. Management's Discussion & Analysis 53 GL 2022 FORM 10-K

Less than 1% of deferred acquisition costs pertain to deposit business for which deferred acquisition costs are amortized over the estimated lives of the contracts. Policy Claims and Other Benefits Payable. This liability consists of known benefits currently payable and an estimate of claims that have been incurred but not yet reported to us. The estimate of unreported claims is based on prior experience and is made after careful evaluation of all information available to us. However, the factors upon which these estimates are based can be subject to change from historical patterns. Factors involved include the litigation environment, regulatory mandates, and the introduction of policy types for which claim patterns are not well established, and medical trend rates and medical cost inflation as they affect our health claims. Changes in these estimates, if any, are reflected in the earnings of the period in which the adjustment is made. The Company concludes that the estimates used to produce the liability for claims and other benefits, including the estimate of unsubmitted claims, are the most appropriate under the circumstances. However, there is no certainty that the resulting stated liability will be our ultimate obligation. At this time, we do not expect any change in this estimate to have a material impact on earnings or financial position consistent with our historical experience. There were no significant changes in the claims process in the current year. Valuation of Fixed Maturities. We hold a substantial investment in high-quality fixed maturities to provide for the funding of our future policy contractual obligations over long periods of time. While these securities are generally expected to be held to maturity, they are classified as available for sale and are sold from time to time to maximize risk-adjusted, capital-adjusted returns. We report this portfolio at fair value. Fair value is the price that we would expect to receive upon sale of the asset in an orderly transaction. The fair value of the fixed maturity portfolio is primarily affected by changes in interest rates in financial markets. Because of the size of our fixed maturity portfolio and the long average life, small changes in rates can have a significant effect on the portfolio and the reported financial position of the Company. This impact is disclosed in 100 basis point increments under the caption Market Risk Sensitivity in this report. However, as discussed under the caption Financial Condition in this report, the Company regards these unrealized fluctuations in value as having no meaningful impact on our actual financial condition and, as such, we remove them from consideration when viewing our financial position and financial ratios. At times, the values of our fixed maturities can also be affected by illiquidity in the financial markets. Illiquidity would contribute to a spread widening, and accordingly to unrealized losses, on many securities that we would expect to be fully recoverable. Even though our fixed maturity portfolio is available for sale, we have the ability and general intent to hold the securities until maturity as a result of our strong and stable cash flows generated from our insurance products. Considerable information concerning the policies, procedures, classification levels, and other relevant data concerning the valuation of our fixed maturity investments is presented in Note 1—Significant Accounting Policies and in Note 4—Investments under the captions Fair Value Measurements in both notes. There were no significant changes in the valuation process in the current year. Investments: Allowance for Credit Losses. We continually monitor our investment portfolio for investments where fair value has declined below carrying value to determine if a credit loss event has occurred. When a credit event does occur, an allowance for credit loss is recorded and the corresponding provision is recognized in the Consolidated Statements of Operations in Realized Gains or Losses. Non-credit related fluctuations in the fair value are recorded in Other Comprehensive Income. The policies and procedures that we use to evaluate and account for allowance for credit losses are disclosed in Note 1—Significant Accounting Policies and the discussions under the captions Investments and Realized Gains and Losses in this report. While every effort is made to make the best estimate of status and value with the information available regarding an allowance for credit loss, it is difficult to predict the future prospects of a distressed or impaired security. GLOBE LIFE INC. Management's Discussion & Analysis 54 GL 2022 FORM 10-K

GLOBE LIFE INC.
Management's Discussion & Analysis

***Defined benefit pension plans.*** We maintain funded defined benefit plans covering most full-time employees. We also have an unfunded nonqualified defined benefit plan covering a limited number of officers. Our obligations under these plans are determined actuarially based on specified actuarial assumptions. In accordance with GAAP, an expense is recorded each year as these pension obligations grow due to the increase in the service period of employees and the interest cost associated with the passage of time. These obligations are offset, at least in part, by the growth in value of the assets in the funded plans. At December 31, 2022, our gross liability under these plans was $563 million, but was offset by assets of $500 million.

The actuarial assumptions used in determining our obligations/expenses for pensions include: employee mortality and turnover, retirement age, the expected return on plan assets, projected salary increases, and the discount rate at which future obligations could be settled. Additionally, a corridor approach is used to amortize any unrecognized gains or losses outside the corridor (the standard 10% of the greater of plan PBO and fair value assets) and have an amortization service period of approximately nine years. These assumptions have an important effect on the pension obligation. A decrease in the discount rate will cause an increase in the pension obligation. A decrease in projected salary increases will cause a decrease in this obligation. Small changes in assumptions may cause significant differences in reported results for these plans. For example, a sensitivity analysis is presented below for the impact of change in the discount rate and the long-term rate of return on assets assumed on our defined benefit pension plans expense for the year 2022 and projected benefit obligation as of December 31, 2022.

**Pension Assumptions**
(Dollar amounts in thousands)

| Assumption | Change[(1)] | Impact on Expense | Impact on Projected Benefit Obligation |
|---|---|---|---|
| **Discount Rate[(2)]:** | | | |
| Increase | 25 | $ (2,020) | $ (18,163) |
| Decrease | (25) | 882 | 19,148 |
| **Expected Return[(3)]:** | | | |
| Increase | 25 | (1,381) | — |
| Decrease | (25) | 1,381 | — |

(1) In basis points.
(2) The discount rate for determining the net periodic benefit cost was 3.19% for 2022. The discount rate used for determining the projected benefit obligation as of December 31, 2022 was 5.71%.
(3) The expected long-term return rate assumed was 6.98% at December 31, 2022, and 6.67% in the prior year. Management considers both historical and future yields to determine the expected return.

The Company determines mortality assumptions through the use of published mortality tables that reflect broad-based studies of mortality and published longevity improvement scales.

The criteria used to determine the primary assumptions are discussed in *Note 9—Postretirement Benefits.* While we have used our best efforts to determine the most reliable assumptions, given the information available from Company experience, economic data, independent consultants and other sources, we cannot be certain that actual results will be the same as expected. The assumptions are reviewed annually and revised, if necessary, based on more current information available to us. *Note 9—Postretirement Benefits* also contains information about pension plan assets, investment policies, and other related data. There were no significant changes in the assumptions in the current year.

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Item 7A. Quantitative and Qualitative Disclosures About Market Risk Information required by this item is found under the heading Market Risk Sensitivity in Item 7 of this report. ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA Consolidated Financial Statements Index Page Report of Independent Registered Public Accounting Firm (PCAOB No. 34)............................................ 57 Consolidated Financial Statements: ................................................................................................................. Consolidated Balance Sheets at December 31, 2022, and 2021 .......................................................... 59 Consolidated Statements of Operations for each of the three years in the period ended December 31, 2022 ........................................................................................................................................ 60 Consolidated Statements of Comprehensive Income (Loss) for each of the three years in the period ended December 31, 2022................................................................................................................ 61 Consolidated Statements of Shareholders’ Equity for each of the three years in the period ended December 31, 2022 ........................................................................................................................................ 62 Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2022 ........................................................................................................................................ 63 Notes to Consolidated Financial Statements.............................................................................................. 64 56 GL 2022 FORM 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and the Board of Directors of Globe Life Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Globe Life Inc. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2023, expressed an unqualified opinion on the Company’s internal control over financial reporting. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Investments in Fixed Maturities Classified as Available for Sale — Significant Unobservable Inputs - Refer to Notes 1 and 4 to the Financial Statements Critical Audit Matter Description Investments in fixed maturities classified as available for sale are reported at fair value in the financial statements. The investments without readily determinable market values are valued using significant unobservable inputs such as credit ratings and discount rates. The balance of investments without readily determinable market values was $528 million as of December 31, 2022. These inputs involve considerable judgment by management. 57 GL 2022 FORM 10-K

We identified investments in fixed maturities classified as available for sale without readily determinable market values as a critical audit matter because of the unobservable inputs used by management to estimate fair value. Auditing these inputs required especially subjective judgment and required the involvement of our fair value specialists to fully evaluate them. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the unobservable inputs used by management to estimate the fair value of investments in fixed maturities classified as available for sale included the following, among others: • We tested the effectiveness of controls over investments in fixed maturities classified as available for sale, including management’s controls over the determination of unobservable inputs and fair value. • We tested the accuracy and completeness of underlying data used in the determination of the fair value (e.g., investments owned at the balance sheet date and relevant security attributes). • With the assistance of our fair value specialists, we developed independent estimates of fair value for a selection of securities and compared our estimates to management’s estimates. Future Policy Benefits and Amortization of Deferred Acquisition Costs — Certain Underlying Assumptions - Refer to Note 1 to the Financial Statements Critical Audit Matter Description The Company’s management sets assumptions in (1) recording a liability for policy benefit payments that will be made in the future (future policy benefits) and (2) determining amortization of deferred acquisition costs. The most significant assumptions include mortality, morbidity, and persistency. Assumptions are determined based upon published studies and analysis of Company specific experience, adjusted for changes in exposure and other relevant factors. Given the inherent uncertainty of these significant assumptions, auditing the development of such assumptions involved especially subjective judgment. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to management’s judgments regarding the assumptions used in the development of future policy benefits and the amortization of deferred acquisition costs included the following, among others: • We tested the effectiveness of controls over the assumption development process and the valuation of future policy benefits. • We tested the underlying data used in the development of the assumptions as well as in the determination of the liability for future policy benefits and the amortization of deferred acquisition costs. • We evaluated management’s selected actuarial assumptions, including testing the accuracy and completeness of the supporting experience studies. • With the assistance of our actuarial specialists, we evaluated management’s judgments regarding the assumptions used in the development of future policy benefits and the amortization of deferred acquisition costs. • We evaluated whether the assumptions used were consistent with evidence obtained in other areas of the audit. /s/ DELOITTE & TOUCHE LLP Dallas, Texas February 22, 2023 We have served as the Company’s auditor since 1999. 58 GL 2022 FORM 10-K

## Globe Life Inc.
### Consolidated Balance Sheets
### (Dollar amounts in thousands, except per share data)

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| **Assets:** | | |
| Investments: | | |
| Fixed maturities—available for sale, at fair value (amortized cost: 2022—$18,301,692; 2021—$17,805,309, allowance for credit losses: 2022— $0; 2021— $387) | $ 16,503,365 | $ 21,305,287 |
| Policy loans | 614,866 | 589,634 |
| Other long-term investments (includes: 2022—$768,689; 2021—$640,263 under the fair value option) | 976,016 | 793,925 |
| Short-term investments | 114,121 | 69,145 |
| Total investments | 18,208,368 | 22,757,991 |
| Cash | 92,559 | 92,163 |
| Accrued investment income | 259,581 | 251,307 |
| Other receivables | 484,887 | 487,443 |
| Deferred acquisition costs | 5,249,907 | 4,914,728 |
| Goodwill | 481,791 | 481,791 |
| Other assets | 760,066 | 782,625 |
| Total assets | $ 25,537,159 | $ 29,768,048 |
| **Liabilities:** | | |
| Future policy benefits | $ 16,721,846 | $ 16,034,727 |
| Unearned and advance premium | 60,742 | 65,472 |
| Policy claims and other benefits payable | 430,027 | 412,940 |
| Other policyholders' funds | 123,362 | 98,935 |
| Total policy liabilities | 17,335,977 | 16,612,074 |
| Current and deferred income taxes | 686,172 | 1,765,021 |
| Short-term debt | 449,103 | 479,644 |
| Long-term debt (estimated fair value: 2022—$1,440,277; 2021—$1,667,009) | 1,627,952 | 1,546,494 |
| Other liabilities | 542,094 | 722,009 |
| Total liabilities | 20,641,298 | 21,125,242 |
| **Commitments and Contingencies (Note 6)** | | |
| **Shareholders' equity:** | | |
| Preferred stock, par value $1 per share—5,000,000 shares authorized; outstanding: 0 in 2022 and 2021 | — | — |
| Common stock, par value $1 per share—320,000,000 shares authorized; outstanding: (2022—105,218,183 issued; 2021—109,218,183 issued) | 105,218 | 109,218 |
| Additional paid-in-capital | 529,661 | 520,564 |
| Accumulated other comprehensive income (loss) | (1,415,714) | 2,677,583 |
| Retained earnings | 6,466,220 | 6,182,100 |
| Treasury stock, at cost: (2022—8,478,288 shares; 2021—9,650,845 shares) | (789,524) | (846,659) |
| Total shareholders' equity | 4,895,861 | 8,642,806 |
| Total liabilities and shareholders' equity | $ 25,537,159 | $ 29,768,048 |

See accompanying Notes to Consolidated Financial Statements.

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GL 2022 FORM 10-K

## Globe Life Inc.
## Consolidated Statements of Operations
(Dollar amounts in thousands, except per share data)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Revenue:** | | | |
| Life premium | $ 3,023,296 | $ 2,898,210 | $ 2,672,804 |
| Health premium | 1,279,412 | 1,201,676 | 1,141,097 |
| Other premium | 1 | 1 | 4 |
| Total premium | 4,302,709 | 4,099,887 | 3,813,905 |
| Net investment income | 987,499 | 952,447 | 927,062 |
| Realized gains (losses) | (76,548) | 59,319 | (4,371) |
| Other income | 1,246 | 1,216 | 1,325 |
| Total revenue | 5,214,906 | 5,112,869 | 4,737,921 |
| **Benefits and expenses:** | | | |
| Life policyholder benefits | 2,045,730 | 2,071,810 | 1,809,373 |
| Health policyholder benefits | 791,809 | 758,745 | 733,481 |
| Other policyholder benefits | 27,917 | 29,061 | 30,030 |
| Total policyholder benefits | 2,865,456 | 2,859,616 | 2,572,884 |
| Amortization of deferred acquisition costs | 624,407 | 603,838 | 575,770 |
| Commissions, premium taxes, and non-deferred acquisition costs | 374,383 | 331,510 | 304,841 |
| Other operating expense | 353,954 | 322,029 | 301,038 |
| Interest expense | 90,395 | 83,486 | 86,704 |
| Total benefits and expenses | 4,308,595 | 4,200,479 | 3,841,237 |
| Income before income taxes | 906,311 | 912,390 | 896,684 |
| Income tax benefit (expense) | (166,607) | (167,431) | (164,911) |
| **Net income** | $ 739,704 | $ 744,959 | $ 731,773 |
| **Basic net income per common share** | $ 7.55 | $ 7.30 | $ 6.90 |
| **Diluted net income per common share** | $ 7.47 | $ 7.22 | $ 6.82 |

See accompanying Notes to Consolidated Financial Statements.

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## Globe Life Inc.
## Consolidated Statements of Comprehensive Income (Loss)
(Dollar amounts in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Net income** | $ 739,704 | $ 744,959 | $ 731,773 |
| **Other comprehensive income (loss):** | | | |
| **Investments:** | | | |
| Unrealized gains (losses) on fixed maturities: | | | |
| Unrealized holding gains (losses) arising during period | (5,332,818) | (492,267) | 1,493,200 |
| Other reclassification adjustments included in net income | 32,377 | (31,710) | 32,809 |
| Foreign exchange adjustment on fixed maturities recorded at fair value | 1,749 | 4,632 | 2,330 |
| Unrealized gains (losses) on fixed maturities | (5,298,692) | (519,345) | 1,528,339 |
| Unrealized gains (losses) on other investments | — | — | (18,306) |
| Total unrealized investment gains (losses) | (5,298,692) | (519,345) | 1,510,033 |
| Less applicable tax (expense) benefit | 1,112,730 | 109,063 | (317,111) |
| Unrealized gains (losses) on investments, net of tax | (4,185,962) | (410,282) | 1,192,922 |
| **Deferred acquisition costs:** | | | |
| Unrealized gains (losses) attributable to deferred acquisition costs | 9,707 | 1,628 | 1,533 |
| Less applicable tax (expense) benefit | (2,039) | (342) | (321) |
| Unrealized gains (losses) attributable to deferred acquisition costs, net of tax | 7,668 | 1,286 | 1,212 |
| **Foreign exchange translation:** | | | |
| Foreign exchange translation adjustments, other than securities | (25,219) | (4,955) | 14,230 |
| Less applicable tax (expense) benefit | 5,296 | 1,040 | (2,986) |
| Foreign exchange translation adjustments, other than securities, net of tax | (19,923) | (3,915) | 11,244 |
| **Pension:** | | | |
| Amortization of pension costs | 13,754 | 20,797 | 16,632 |
| Plan amendments | — | (4,565) | — |
| Experience gain (loss) | 119,055 | 61,299 | (43,169) |
| Pension adjustments | 132,809 | 77,531 | (26,537) |
| Less applicable tax (expense) benefit | (27,889) | (16,281) | 5,573 |
| Pension adjustments, net of tax | 104,920 | 61,250 | (20,964) |
| Other comprehensive income (loss) | (4,093,297) | (351,661) | 1,184,414 |
| **Comprehensive income (loss)** | $ (3,353,593) | $ 393,298 | $ 1,916,187 |

See accompanying Notes to Consolidated Financial Statements.

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## Globe Life Inc.
## Consolidated Statements of Shareholders' Equity
(Dollar amounts in thousands, except per share data)

| | Preferred Stock | Common Stock | Additional Paid-In Capital | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Treasury Stock | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| **Year Ended December 31, 2020** | | | | | | | |
| Balance at December 31, 2019 | $ — | $ 117,218 | $ 531,554 | $ 1,844,830 | $ 5,551,329 | $ (750,624) | $ 7,294,307 |
| Adoption of ASU 2016-13 | — | — | — | — | (454) | — | (454) |
| **Balance at January 1, 2020** | — | 117,218 | 531,554 | 1,844,830 | 5,550,875 | (750,624) | 7,293,853 |
| Comprehensive income (loss) | — | — | — | 1,184,414 | 731,773 | — | 1,916,187 |
| Common dividends declared ($0.75 per share) | — | — | — | — | (79,067) | — | (79,067) |
| Acquisition of treasury stock | — | — | — | — | — | (443,866) | (443,866) |
| Stock-based compensation | — | — | 14,410 | — | (482) | 21,964 | 35,892 |
| Exercise of stock options | — | — | — | — | (26,908) | 75,001 | 48,093 |
| Retirement of treasury stock | — | (4,000) | (18,529) | — | (302,082) | 324,611 | — |
| **Balance at December 31, 2020** | — | 113,218 | 527,435 | 3,029,244 | 5,874,109 | (772,914) | 8,771,092 |
| **Year Ended December 31, 2021** | | | | | | | |
| **Balance at January 1, 2021** | — | 113,218 | 527,435 | 3,029,244 | 5,874,109 | (772,914) | 8,771,092 |
| Comprehensive income (loss) | — | — | — | (351,661) | 744,959 | — | 393,298 |
| Common dividends declared ($0.79 per share) | — | — | — | — | (80,247) | — | (80,247) |
| Acquisition of treasury stock | — | — | — | — | — | (541,435) | (541,435) |
| Stock-based compensation | — | — | 12,103 | — | — | 18,169 | 30,272 |
| Exercise of stock options | — | — | — | — | (29,398) | 99,224 | 69,826 |
| Retirement of treasury stock | — | (4,000) | (18,974) | — | (327,323) | 350,297 | — |
| **Balance at December 31, 2021** | — | 109,218 | 520,564 | 2,677,583 | 6,182,100 | (846,659) | 8,642,806 |
| **Year Ended December 31, 2022** | | | | | | | |
| **Balance at January 1, 2022** | — | 109,218 | 520,564 | 2,677,583 | 6,182,100 | (846,659) | 8,642,806 |
| Comprehensive income (loss) | — | — | — | (4,093,297) | 739,704 | — | (3,353,593) |
| Common dividends declared ($0.83 per share) | — | — | — | — | (80,956) | — | (80,956) |
| Acquisition of treasury stock | — | — | — | — | — | (454,638) | (454,638) |
| Stock-based compensation | — | — | 29,119 | — | (345) | 6,876 | 35,650 |
| Exercise of stock options | — | — | — | — | (29,838) | 136,430 | 106,592 |
| Retirement of treasury stock | — | (4,000) | (20,022) | — | (344,445) | 368,467 | — |
| **Balance at December 31, 2022** | $ — | $ 105,218 | $ 529,661 | $ (1,415,714) | $ 6,466,220 | $ (789,524) | $ 4,895,861 |

See accompanying Notes to Consolidated Financial Statements.

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## Globe Life Inc.
## Consolidated Statement of Cash Flows
(Dollar amounts in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Net income** | $ 739,704 | $ 744,959 | $ 731,773 |
| Adjustments to reconcile net income to cash provided from operations: | | | |
| Increase (decrease) in future policy benefits | 828,028 | 854,770 | 798,936 |
| Increase (decrease) in other policy benefits | 36,784 | 18,144 | 33,810 |
| Deferral of policy acquisition costs | (960,583) | (906,247) | (822,985) |
| Amortization of deferred policy acquisition costs | 624,407 | 603,838 | 575,770 |
| Change in current and deferred income taxes | 50,718 | 71,919 | 88,157 |
| Realized (gains) losses | 76,548 | (59,319) | 4,371 |
| Other, net | 26,588 | 109,616 | 66,602 |
| **Cash provided from (used for) operating activities** | 1,422,194 | 1,437,680 | 1,476,434 |
| **Cash provided from (used for) investing activities:** | | | |
| Investments sold or matured: | | | |
| Fixed maturities available for sale—sold | 390,392 | 116,656 | 52,681 |
| Fixed maturities available for sale—matured or other redemptions | 462,002 | 310,991 | 416,321 |
| Other long-term investments | 83,151 | 36,346 | 42,990 |
| Total investments sold or matured | 935,545 | 463,993 | 511,992 |
| Acquisition of investments: | | | |
| Fixed maturities—available for sale | (1,420,220) | (1,004,384) | (1,262,434) |
| Other long-term investments | (290,482) | (258,296) | (266,230) |
| Total investments acquired | (1,710,702) | (1,262,680) | (1,528,664) |
| Net (increase) decrease in policy loans | (25,232) | (5,255) | (8,887) |
| Net (increase) decrease in short-term investments | (44,976) | 38,637 | (69,497) |
| Additions to property and equipment | (27,929) | (38,244) | (41,756) |
| Other investing activities | — | (56,700) | (7,051) |
| Investments in low-income housing interests | (69,721) | (53,121) | (37,867) |
| **Cash provided from (used for) investing activities** | (943,015) | (913,370) | (1,181,730) |
| **Cash provided from (used for) financing activities:** | | | |
| Issuance of common stock | 106,592 | 69,826 | 48,093 |
| Cash dividends paid to shareholders | (80,547) | (80,043) | (78,192) |
| Repayment of debt | (150,000) | (300,000) | (386,875) |
| Proceeds from issuance of debt | 250,492 | 325,000 | 700,000 |
| Payment for debt issuance costs | (5,272) | (7,687) | (5,844) |
| Net borrowing (repayment) of commercial paper | (46,289) | 74,974 | (34,445) |
| Acquisition of treasury stock | (454,638) | (541,435) | (443,866) |
| Net receipts (payments) from deposit-type products | (112,791) | (64,238) | (72,928) |
| **Cash provided from (used for) financing activities** | (492,453) | (523,603) | (274,057) |
| Effect of foreign exchange rate changes on cash | 13,670 | (3,391) | (1,733) |
| Net increase (decrease) in cash | 396 | (2,684) | 18,914 |
| Cash at beginning of year | 92,163 | 94,847 | 75,933 |
| Cash at end of year | $ 92,559 | $ 92,163 | $ 94,847 |

See accompanying Notes to Consolidated Financial Statements.

63

GL 2022 FORM 10-K

Note 1—Significant Accounting Policies Business: (Globe Life), (the Company), refers to Globe Life Inc., an insurance holding company incorporated in Delaware in 1979, and Globe Life Inc. subsidiaries and affiliates. Globe Life Inc.'s direct or indirect primary subsidiaries are Globe Life And Accident Insurance Company, American Income Life Insurance Company, Liberty National Life Insurance Company, Family Heritage Life Insurance Company of America, and United American Insurance Company. The underwriting companies are owned by their ultimate corporate parent, Globe Life Inc. (Parent Company) Globe Life provides a variety of life and supplemental health insurance products and annuities to a broad base of customers. The Company is organized into four reportable segments: life insurance, supplemental health insurance, annuities, and investments. Basis of Presentation: The accompanying consolidated financial statements of Globe Life have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP), under guidance issued by the Financial Accounting Standards Board (FASB). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Use of Estimates: The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. See further documentation in the significant accounting policies or the accompanying notes. Principles of Consolidation: The consolidated financial statements include the results of Globe Life Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. When Globe Life acquires a subsidiary or a block of business, the assets acquired and the liabilities assumed are measured at fair value at the acquisition date. Any excess of acquisition cost over the fair value of net assets is recorded as goodwill. Expenses incurred to effect the acquisition are charged to earnings as of the acquisition date. Upon acquisition, the accounts and results of operations are consolidated as of and subsequent to the acquisition date. Acquisition: On August 1, 2021, the Company acquired Beazley Benefits, an operating unit of Beazley Insurance Company, Inc. for $59.2 million. In conjunction with this agreement, the Company also executed a 100% coinsurance agreement assuming the remaining inforce business produced by the unit. The acquisition was accounted for under the acquisition method of accounting as required by GAAP. This guidance requires the assets acquired and liabilities assumed be based on their fair values at the acquisition date. The goodwill related to the purchase is due to expected synergies as a result of combining operations with other factors. The results of operations since the acquisition date have been consolidated. The cash flows associated with the purchase are recorded in the Consolidated Statement of Cash Flows in "Other investing activities." Investments: Globe Life classifies all of its fixed maturity investments as available for sale. Investments classified as available for sale are carried at fair value with unrealized gains and losses, net of taxes, reflected directly in accumulated other comprehensive income (AOCI). Income from investments is recorded in "Net investment income" on the Consolidated Statements of Operations. Gains and losses from sales, maturities, or other redemptions of investments are recorded in "Realized gains (losses)". Interest income and prepayment fees are recognized when earned. Premiums and discounts are amortized using the effective yield method. When amortized cost of a callable debt security exceeds the first call price, the premium is amortized to the earliest call date. Otherwise, the period of amortization or accretion generally extends from the purchase date to the maturity date. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 64 GL 2022 FORM 10-K

"Policy loans", which represent loans provided to policyholders using cash values as collateral, are carried at unpaid principal balances. "Other long-term investments" include limited partnerships, commercial mortgage loan participations ("commercial mortgage loans"), equity securities, and real estate. Investments in equity securities are reported at fair value with changes in fair value, net of taxes, reflected directly in "Realized gains (losses)" in the Consolidated Statements of Operations. Investments in real estate are reported at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful life. The investment funds consist of limited partnerships whereby the Company has a pro-rata share of ownership ranging from less than 1% to 20%. For each investment, the Company has elected the fair value option, but would have been otherwise accounted for as an equity method investment. The fair value option is assessed for each individual investment and concluded at the inception of the investment. Each limited partnership investment is evaluated under applicable GAAP to determine if it is a variable interest entity (VIE) and would qualify for consolidation. Only primary beneficiaries are required or allowed to consolidate VIEs. The investments are not consolidated because the Company has no power to control the activities that most significantly affect the economic performance of these entities and therefore the Company is not the primary beneficiary of any of these interests. Globe Life's involvement is limited to its limited partnership interest in the entities. The Company has not provided any other financial support to the entities beyond its commitments to fund its limited partnership interests, and there are no arrangements or agreements with any of the interests to provide other financial support. The maximum loss exposure relative to these interests is limited to their carrying value. The Company has approximately 2% of total assets in low-income housing tax credits and certain limited partnerships (investment funds) that qualify as unconsolidated VIEs. The limited partnership investments are reported at the Company's pro-rata share of the investment fund's net asset value or its equivalent (NAV), as a practical expedient for fair value. Operating results provided by the partnerships can be on a lag up to 3 months; however, the Company makes adjustments for any material transactions occurring within the lag period. Changes in the net asset value are recorded in "Realized gains (losses)" on the Consolidated Statements of Operations. Distributions received from the funds arise from income generated by the underlying investments as well as the liquidation of the underlying investments. Periodic distributions are recorded in net investment income until cumulative distributions exceed our pro-rata share of cumulative operating earnings at which point the distributions will reduce carrying value. Our maximum exposure to loss is equal to the outstanding carrying value and future funding commitments. The Company had $201 million of capital called during the year from existing investment funds, reducing our unfunded commitments. Our unfunded commitments were $487 million as of December 31, 2022. Commercial mortgage loan participations, a type of investment where the mortgage loan is shared among investors, are accounted for as financing receivables. The commercial mortgage loans are managed by a third-party. The Company purchased the legal rights to interests in commercial mortgage loans which are secured by properties such as hotels, retail, multiple family, or offices. The commercial mortgage loans typically have a term of three years with the option to extend up to two years. The commercial mortgage loans are recorded at unpaid principal balance, net of unamortized origination fees and net of allowance for loan losses. Interest income, net of the amortization of origination fees, is recorded in "Net investment income" under the effective yield method. Our unfunded commitment balance to the commercial loan borrowers was $38 million as of December 31, 2022. "Short-term investments" include investments in interest-bearing assets with original maturities of twelve months or less. Gains and losses realized on the disposition of investments are determined on a specific identification basis. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 65 GL 2022 FORM 10-K

Fair Value Measurements, Investments in Securities: Globe Life measures the fair value of its "fixed maturities" based on a hierarchy consisting of three levels which indicate the quality of the fair value measurements as described below: • Level 1—fair values are based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date. • Level 2—fair values are based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that can otherwise be corroborated by observable market data. • Level 3—fair values are based on inputs that are considered unobservable where there is little, if any, market activity for the asset or liability as of the measurement date. In this circumstance, the Company has to rely on values derived by independent brokers or internally-developed assumptions. Unobservable inputs are developed based on the best information available to the Company which may include the Company’s own data or bid and ask prices in the dealer market. Net Asset Value—Certain investments, such as investment funds, that are measured at fair value using the net asset value per share or its equivalent, as a practical expedient, have not been classified in the fair value hierarchy. The net asset value is usually provided by general partners or managers. The great majority of Globe Life's "fixed maturities" are not actively traded and direct quotes are not generally available. Management therefore determines the fair values of these securities after consideration of data provided by third-party pricing services, independent broker/dealers, and other resources. At December 31, 2022, the Company's investments in fixed maturities were primarily composed of the following significant security types: corporate securities, state and municipal securities, U.S. government direct, guaranteed, and government- sponsored enterprises securities. The remaining security types represented approximately 1% of the total in the aggregate. Approximately 97% of the fair value of "fixed maturities" reported at December 31, 2022 was determined using data provided by third-party pricing services. Prices provided by these services are not binding offers, but are estimated exit values. Third-party pricing services use proprietary pricing models to determine security values by discounting cash flows using a market-adjusted spread to a benchmark yield. For all asset classes within Globe Life's significant security types, third-party pricing services use a common valuation technique to model the price of the investments using observable market data. The foundation for these models consists of developing yield spreads based on multiple observable market inputs, including but not limited to: benchmark yield curves, actual trading activity, new issue yields, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, sector-specific data, economic data, and other inputs that are corroborated in the market. Pricing vendors monitor and review their pricing data continuously with current market and economic data feeds, augmented by ongoing communication within the dealer community. Using the observable market inputs described above, spreads to an appropriate benchmark yield are further developed by the vendors for each security based on security-specific and/or sector-specific risk factors, such as a security’s terms and conditions (coupon, maturity, and call features), credit rating, sector, liquidity, collateral or other cash flow options, and other factors that could impact the risk of the security. Embedded repayment options, such as call and redemption features, are also taken into account in the pricing models. When the spread is determined, it is added to the security’s benchmark yield. The security's expected cash flows are discounted using this spread- adjusted yield, and the resulting present value of the discounted cash flows is the evaluated price. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 66 GL 2022 FORM 10-K

When third-party vendor prices are not available, the Company attempts to obtain valuations from other sources, including but not limited to broker/dealers, broker quotes, and prices on comparable securities. When valuations have been obtained for all securities in the portfolio, management reviews and analyzes the prices to ensure their reasonableness, taking into account available and observable information. When two or more valuations are available for a security and the variance between the prices is 10% or less, the close correlation suggests similar observable inputs were used in deriving the price, and the mean of the prices is used. Securities valued in this manner are classified as Level 2. When the variance between two or more valuations for a security exceeds 10%, additional analysis is performed to determine the most appropriate value for that security, using resources such as broker quotes, prices on comparable securities, recent trades, and any other observable market data. Further review is performed on the available valuations to determine if they can be corroborated within reasonable tolerance to any other observable evidence. If one of the valuations or the mean of the available valuations for a security can be corroborated with other observable evidence, then the corroborated value is used and reported as Level 2. The Company uses information and analytical techniques deemed appropriate for determining the point within the range of reasonable fair value estimates that is most representative of fair value under current market conditions. Valuations that cannot be corroborated within a reasonable tolerance are classified as Level 3. Globe Life invests in a portfolio of private placement fixed maturities. Private placement fixed maturities are generally not an active market. This portfolio is managed by third-parties. The portfolio managers provide valuations for the bonds based on a pricing matrix utilizing observable inputs, such as the benchmark treasury rate and published sector indices, and unobservable inputs such as an internally-developed credit rating. If observable inputs cannot be corroborated, the fair values are classified as Level 3. Refer to Note 4—Investments under the caption Quantitative Information about Level 3 Fair Value Measurements. The fair values for each class of security and by valuation hierarchy level are indicated in Note 4—Investments under the caption Fair value measurements, and Note 9—Postretirement Benefits under the caption Pension Assets. Fair Value Measurements, Other Financial Instruments: Fair values for cash and cash equivalents, short-term investments, short-term debt, receivables, and payables approximate carrying value. Cash and cash equivalents are classified as Level 1. Fair values of commercial mortgage loans are determined based upon expected cash flows discounted at an appropriate risk-adjusted rate and are classified as Level 3. The fair value of investments in limited partnerships that provide low-income housing tax credits is based on discounted projected cash flows and are classified as Level 3. Policy loans are an integral part of Globe Life's subsidiaries’ life insurance policies in force and their fair values cannot be valued separately from the insurance contracts. Investment funds are based on net asset value and are excluded from the fair value hierarchy. The fair values of Globe Life's long and short term debt issues are based on the same methodology as investments in fixed maturities. At December 31, 2022, observable inputs were available for these debt securities and as such were classified as Level 2 in the valuation hierarchy. The fair value for each debt instrument as of December 31, 2022 is disclosed in Note 11—Debt. As described in Note 9—Postretirement Benefits, Globe Life maintains a nonqualified supplemental retirement plan. Accordingly, the assets that support the liability for this plan are considered general assets of the Company. These assets consist of the cash value of corporate-owned life insurance policies (COLI) and exchange traded funds (ETFs). The fair value of the insurance cash values approximates carrying value. Fair values for the ETFs are derived from direct quotes and are considered Level 1 in the fair value hierarchy. Current Expected Credit Loss Reserve (fixed maturities): At the onset of the evaluation, the Company individually assesses each fixed maturity, on a quarterly basis, to determine whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria are met, the Company will write down the fixed maturity's amortized cost basis to fair value through "Realized gains (losses)". Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 67 GL 2022 FORM 10-K

If neither of the aforementioned criteria are met, the Company will evaluate whether the decline in fair value has resulted from a credit event. The Company will evaluate many factors, as further described below, to determine the present value of the expected cash flows. A credit loss occurs when the present value of the expected cash flows is less than the amortized cost basis. This will result in the recording of an allowance for credit losses as a contra asset account to the amortized cost basis with an offsetting provision for credit losses in "Realized gains (losses)" on the Consolidated Statements of Operations. Additionally, the CECL methodology includes a fair value floor where the allowance for credit loss for a security cannot exceed the difference between fair value and amortized cost. When it is determined that there is not a credit loss, the decline in fair value is recognized in Other Comprehensive Income. All changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses recorded to the allowance for credit losses are management's best estimate of the uncollectibility of principal and interest of a fixed maturity. The evaluation of Globe Life's securities for credit losses is a process that is undertaken at least quarterly and is overseen by a team of investment and accounting professionals. The process for making this determination is highly subjective and involves the careful consideration of many factors. The factors considered include, but are not limited to: • The Company’s lack of intent to sell the debt security before recovery; • Whether it is more likely than not the Company will be required to sell prior to maturity; • The reason(s) for the credit related losses; • The financial condition of the issuer and the prospects for recovery in fair value of the security; • Expected future cash flows. The relative weight given to each of these factors can change over time as facts and circumstances change. In many cases, management believes it is appropriate to give more consideration to prospective factors than to retrospective factors. Prospective factors that are given more weight include prospects for recovery, the Company’s ability and general intent to hold the security until anticipated recovery, and expected future cash flows. Among the facts and information considered in the process are: • Financial statements of the issuer • Changes in credit ratings of the issuer • The value of underlying collateral • News and information included in press releases issued by the issuer • News and information reported in the media concerning the issuer • News and information published by or otherwise provided by securities, economic, or research analysts • The nature and amount of recent and expected future sources and uses of cash • Default on a required payment • Issuer bankruptcy filings The expected cash flows are determined using judgment and the best information available to the Company. Inputs used to derive expected cash flows generally include expected default rates, current levels of subordination, and estimated recovery rate. The discount rate utilized in the discounted cash flows is the effective interest rate, which is the rate of return implicit in the asset at acquisition. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 68 GL 2022 FORM 10-K

Current Expected Credit Loss Reserve (commercial mortgage loans): The Company evaluates the performance and credit quality of the commercial mortgage loan portfolio at least on a quarterly basis, or as needed, by utilizing common metrics such as loan-to-value or debt-service ratios as well as covenants, local market conditions, borrower quality, and underlying collateral. The fair value of the underlying collateral is based on a third-party appraisal of the property at origination of the loan. The fair value is assessed on an annual basis or more frequently when a loan is materially underperforming, 30 days delinquent, or in technical default. The Company determines the probability of estimated losses for the commercial mortgage loan portfolio on a pool basis each quarter and records an allowance. The allowance for credit losses is based on estimates, historical experience, probability of loss, value of the underlying collateral, and macro factors that affect the collectability of the loan. If management determines that foreclosure of a particular property is probable, the Company may elect the practical expedient for an individual mortgage loan to estimate the expected credit losses, which are based on the fair value of the property less amortized cost, adjusted for selling and other associated costs. See Note 4 for current activity. Cash: "Cash" consists of balances on hand and on deposit in banks and financial institutions. Accrued investment income: "Accrued investment income" consists of interest income or dividends earned on the investment portfolio, but which are yet to be received as of the balance sheet date. The Company will write-off accrued investment income that is deemed to be uncollectible related to the fixed maturities. "Accrued investment income" also consists of interest income earned on the commercial mortgage loan portfolio, but which is yet to be received as of the balance sheet date. Accrued investment income will be placed in nonaccrual status at the time the loan is 90 days delinquent or otherwise deemed to be uncollectible by management. Any currently accrued investment income will subsequently be written off. As of December 31, 2022, the accrued interest receivable for commercial mortgage loans was $903 thousand. Commercial mortgage loans generally pay interest monthly, therefore accrued interest is typically for a period of less than 30 days. As a practical expedient, the Company excludes the accrued investment income from the amortized cost basis of the investment and separately reports it in another financial statement line item, "Accrued investment income." Additionally, the amount will be excluded from disclosures within Note 4—Investments. Other Receivables: Agent debit balances primarily represent commissions advanced to insurance agents, a common industry practice. These balances are repaid to the Company over time, generally one year, as the premiums associated with the advanced commissions are collected by the Company and a portion of the agents' commissions on such premiums are retained in order to repay the balances. The balances were $460 million at December 31, 2022 and $467 million at December 31, 2021. When an agent sells a policy, commissions are advanced to the agent, and the collection of the advance is made as long as the policy stays in force. While there is a susceptibility to loss should an agent terminate or excessive policy lapses occur, the ability of the Company to continue to collect an agent's commission streams over time from prior sales of policies reduces the Company's exposure to loss. The Company has a very low inherent risk with regards to the collection of agent debit balances and views these balances as recoverable since they are, in aggregate, less than the estimated present value of future commissions discounted at a conservative rate which includes assumptions for lapses and mortality. The Company’s security, or collateral, is in the form of future commission streams collected over the life of the policies sold by the respective agents, which ultimately revert to the Company in the event an agent is terminated. The Company evaluated the agent debit balances on a pool basis to determine the allowance for credit losses, as the loans have similar characteristics. A provision for credit losses will be recorded in "Realized gains (losses)" on the Consolidated Statements of Operations and the asset balance will be reflected in agent debit balances, net of allowance for credit losses ("Other receivables"). Based on factors considered by management, there were no additional credit losses recorded during the year ended December 31, 2022. As of December 31, 2022, the allowance for credit losses was $1.0 million. Deferred Acquisition Costs: Certain costs of acquiring new insurance business are deferred and recorded as an asset. These costs are essential for the acquisition of new insurance business and are directly related to the Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 69 GL 2022 FORM 10-K successful issuance of an insurance contract including sales commissions, policy issue costs, and underwriting costs. Additionally, deferred acquisition costs (DAC) include the value of business acquired (VOBA), which are the costs of acquiring blocks of insurance from other companies or through the acquisition of other companies. These costs represent the difference between the fair value of the contractual insurance assets acquired and liabilities assumed compared against the assets and liabilities for insurance contracts that the Company issues or holds measured in accordance with GAAP. DAC and VOBA are amortized in a systematic manner which matches these costs with the associated revenues. Policies other than universal life-type policies are amortized with interest over the estimated premium-paying period of the policies in a manner which charges each year’s operations in proportion to the receipt of premium income. Universal life-type policies are amortized with interest in proportion to estimated gross profits. The assumptions used to amortize acquisition costs include interest, mortality, and persistency, and are consistent with those used to estimate the liability for future policy benefits. For interest-sensitive and deposit-type products, these assumptions are reviewed on a regular basis and are revised if actual experience differs significantly from original expectations. For all other products, amortization assumptions are generally not revised once established. DAC and VOBA are subject to periodic recoverability and loss recognition testing to determine if there is a premium deficiency. These tests evaluate whether the present value of future contract-related cash flows will support the capitalized DAC and VOBA assets. These cash flows consist primarily of premium income, less benefits and expenses. The present value of these cash flows, less the benefit reserve, is then compared with the unamortized deferred acquisition cost balance. In the event the estimated present value of net cash flows is less, the deficiency would be recognized by a charge to earnings and either a reduction of unamortized acquisition costs or an increase in the liability for future benefits, as described under the caption Future Policy Benefits. Refer to Note 5—Deferred Acquisition Costs. Advertising Costs: Costs related to advertising are generally charged to expense as incurred. However, certain Direct to Consumer advertising costs are capitalized when there is a reliable and demonstrated relationship between total costs and future benefits that is a direct result of incurring these costs. Direct to Consumer advertising costs consist primarily of the production and distribution costs of direct mail advertising materials, and when capitalized are included as a component of DAC. Additionally, they are amortized in the same manner as other DAC. Direct to Consumer advertising costs charged to earnings and included in commissions, premium taxes, and non-deferred acquisition costs were $9.4 million, $10.0 million, and $9.8 million in 2022, 2021, and 2020, respectively. Unamortized capitalized advertising costs included within DAC were $1.5 billion at December 31, 2022 and $1.4 billion at December 31, 2021. Goodwill: The excess cost of a business acquired over the fair value of net assets acquired is reported as goodwill. In accordance with the guidance, goodwill is subject to impairment testing on an annual basis, or whenever potential impairment triggers occur. Impairment testing involves the performance of a qualitative analysis, which involves assessing current events and circumstances to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the event the fair value is less than the carrying value, further testing is required to determine the amount of impairment, if any. If there is an impairment in the goodwill of any reporting unit, it is written down and charged to earnings in the period of the test. Globe Life tests its goodwill annually as of June 30th for each of the years 2020 through 2022. The Company's goodwill was not impaired in any of those periods. Low-Income Housing Tax Credit Interests: Globe Life invests in limited partnerships that provide low-income housing tax credits and other related federal income tax benefits to the Company. Globe Life holds passive interests in limited partnerships that provide investment returns through the provision of tax benefits (principally from the transfer of federal or state tax credits related to federal low-income housing). These investments are considered to be VIEs and do not qualify for consolidation. The carrying value of the Company's investment in these entities was $315 million and $328 million at December 31, 2022 and 2021, respectively, and was included in "Other assets" on the Consolidated Balance Sheets. As of December 31, 2022, Globe Life was obligated under future commitments of $137 million, which are recorded in "Other liabilities". For guaranteed investments acquired prior to January 1, 2015, the Company utilizes the effective-yield method of amortization, while the proportional method of amortization is Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 70 GL 2022 FORM 10-K utilized for all non-guaranteed and guaranteed investments acquired on or after January 1, 2015. All amortization expense is recorded in "Income tax benefit (expense)" on the Consolidated Statements of Operations. Property and Equipment: Property and equipment, included in “Other assets,” is reported at cost less accumulated depreciation. Depreciation is recorded primarily on the straight line method over the estimated useful lives of these assets which range from three to ten years for equipment and fifteen to forty years for buildings and improvements. Ordinary maintenance and repairs are charged to income as incurred. Impairments, if any, are recorded when certain events and circumstances become evident that the fair value of the asset is less than its carrying amount. Original cost of property and equipment was $406 million at December 31, 2022 and $378 million at December 31, 2021. Accumulated depreciation was $194 million at the end of 2022 and $173 million at the end of 2021. Depreciation expense was $21 million in 2022, $20 million in 2021, and $17 million in 2020. Internally generated software costs are expensed as incurred in the preliminary project phase and post-implementation phase, and are capitalized during the application development stage. Additionally, implementation costs incurred in a hosting arrangement that is a service contract are capitalized. Future Policy Benefits: The liability for future policy benefits for annuity and universal life-type products is represented by policy account value. The liability for future policy benefits for all other life and health products, approximately 90% of total liabilities for future policy benefits, is determined on the net level premium method. This method provides for the present value of expected future benefit payments less the present value of expected future net premiums, based on estimated investment yields, mortality, morbidity, persistency, and other assumptions which were considered appropriate at the time the policies were issued. For limited-payment contracts, a deferred profit liability is also recorded which causes profits to emerge over the life of the contract in proportion to the amount of insurance in force. Assumptions used for traditional life and health insurance products are based primarily on Company experience. Assumptions for interest rates range from 2.5% to 7.0% for Globe Life's insurance companies with an overall weighted average assumed rate of 5.8%. Mortality tables used for individual life insurance include various industry tables and reflect modifications of a variety of generally accepted actuarial tables based on Company experience. Morbidity assumptions for individual health are based on Company experience and industry data. Lapse and persistency assumptions are based on Globe Life's experience. Once established, assumptions for these products are generally not changed. An additional provision is made on most products to allow for possible adverse deviation from the assumptions. These estimates are reviewed annually and compared with actual experience. If it is determined that existing contract liabilities, together with the present value of future gross premiums, will not be sufficient to cover the present value of future benefits and to recover unamortized deferred acquisition costs, then a premium deficiency exists. Such a deficiency would be recognized immediately by a charge to earnings and either a reduction of unamortized deferred acquisition costs or an increase in the liability for future policy benefits. From that point forward, the liability for future policy benefits would be based on revised assumptions. Reinsurance: In the normal course of business, Globe Life insurance subsidiaries will enter into reinsurance agreements to limit their exposure to the risk of loss as well as enhance their capital position. To qualify for reinsurance accounting in accordance with applicable guidance, the assuming company (reinsurer) must have the “reasonable possibility” that it may realize a “significant loss.” In instances where the ceding company does not transfer significant insurance risk to the reinsurer, deposit accounting is utilized. Deposits received are reported in Other Assets on the Consolidated Balance Sheets rather than income in the Consolidated Statements of Operations. As amounts are paid or received in accordance with the agreements, the deposit balance will be adjusted. Any risk charges payable related to reinsurance agreements where deposit accounting is applicable are recorded as an Other Liability. Unearned and Advanced Premium: Premium collected from both life and health policies that have not been earned and recognized in accordance with applicable GAAP. Refer to Recognition of Premium Revenue below. Policy Claims and Other Benefits Payable: Globe Life establishes a liability for known policy benefits payable and an estimate of claims that have been incurred but not yet reported to the Company. Globe Life makes an estimate of unreported claims after careful evaluation of all information available to the Company. This estimate is based on Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 71 GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

prior experience and is reviewed quarterly. However, there is no certainty the stated liability for claims and other benefits, including the estimate of unsubmitted claims, will be Globe Life's ultimate obligation. For more information, see *Note 7—Liability for Unpaid Claims*.

Current and Deferred Income Taxes: Current and deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement book values and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Postretirement Benefits: Globe Life accounts for its postretirement defined benefit plans by recognizing the funded status of those plans on its *Consolidated Balance Sheets* in accordance with accounting guidance. Periodic gains and losses attributable to changes in plan assets and liabilities that are not recognized as components of net periodic benefit costs are recognized as components of other comprehensive income, net of tax. The supplemental executive retirement plan is accounted for consistent with the qualified noncontributory pension plan. The net assets are included in a Rabbi Trust and recorded in Other Assets on the *Consolidated Balance Sheets.* More information concerning the accounting and disclosures for postretirement benefits is found in *Note 9—Postretirement Benefits.*

Treasury Stock: Globe Life accounts for purchases of treasury stock on the cost method. Issuance of treasury stock is accounted for using the weighted-average cost method. More information is found in *Note 12—Shareholders' Equity.*

Recognition of Premium Revenue and Related Expenses: Premium income for traditional long-duration life and health insurance products is recognized evenly over the contract period and when due from the policyholder. Premiums for short-duration health contracts are recognized as revenue over the contract period in proportion to the insurance protection provided. Premiums for universal life-type and annuity contracts are added to the policy account value, and revenues for such products are recognized as charges to the policy account value for mortality, administration, and surrenders (retrospective deposit method). Life premium includes policy charges of $13.5 million, $14.2 million, and $14.7 million for the years ended December 31, 2022, 2021, and 2020, respectively. Other premium consists of annuity policy charges in each year. For most insurance products, the related benefits and expenses are matched with revenues by means of the provision of future policy benefits and the amortization of DAC in a manner which recognizes profits as they are earned over the revenue recognition period. For limited-payment life insurance products, the profits are recognized over the contract period.

Stock-Based Compensation: Globe Life accounts for stock-based compensation by recognizing an expense in the consolidated financial statements based on the "fair value method." The fair value method requires that a fair value be assigned to a stock option or other stock grant on its grant date and that this value be amortized over the grantees' service period.

The fair value method requires the use of an option valuation model to value employee stock options. Globe Life has elected to use the Black-Scholes valuation model for option expensing. A summary of assumptions for options granted in each of the three years 2020 through 2022 is as follows:

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Volatility factor | 22.3 % | 21.8 % | 15.7 % |
| Dividend yield | 0.8 % | 0.8 % | 0.7 % |
| Expected term (in years) | 5.12 | 5.11 | 5.12 |
| Risk-free rate | 1.9 % | 0.6 % | 1.2 % |

The expected term is generally derived from Company experience. However, expected terms are determined based on the simplified method as permitted under the ASC 718, *Stock Compensation,* topic when Company experience is insufficient. On April 26, 2018, the shareholders approved the Globe Life Inc. 2018 Incentive Plan, formerly the Torchmark Corporation 2018 Incentive Plan (the "2018 Incentive Plan"). The 2018 Incentive Plan replaced all

72
GL 2022 FORM 10-K

previous plans. The 2018 Incentive Plan allows for option grants for employees with a seven-year contractual term which vest over three years in addition to ten-year grants which vest over five years as permitted by the previous plans. Director grants vest over six months. The Company has sufficient experience with seven-year grants that vest in three years, but insufficient historical experience with five-year vesting. Therefore, the Company has used the simplified method to determine the expected term for the ten-year grants with five-year vesting and will do so until adequate experience is developed. Volatility and risk-free interest rates are assumed over a period of time consistent with the expected term of the option. Volatility is measured on a historical basis. Monthly data points are utilized to derive volatility for periods greater than three years. Expected dividend yield is based on current dividend yield held constant over the expected term. Once the fair value of an option has been determined, it is amortized on a straight-line basis over the employee’s service period for that grant (from the grant date to the date the grant is fully vested). Expenses for restricted stock and restricted stock units are based on the grant date fair value allocated on a straight-line basis over the service period. Performance share expense is recognized based on management’s estimate of the probability of meeting the metrics identified in the performance share award agreement, assigned to each service period as these estimates develop. Stock-based compensation expense is included in “Other operating expense” in the Consolidated Statements of Operations. Globe Life management views all stock-based compensation expense as a Corporate and Other expense and, therefore, presents it as such in its segment analysis. More information concerning the Company's segments is provided in Note 14—Business Segments. Earnings per Share: Globe Life presents basic and diluted earnings per common share (EPS) on the face of the Consolidated Statements of Operations for income from operations. Basic EPS is computed by dividing income available to common shareholders by the weighted average common shares outstanding for the period. Diluted EPS is calculated by adding to shares outstanding the additional net effect of potentially dilutive securities or contracts, such as stock options, which could be exercised or converted into common shares. For more information on earnings per share, see Note 12—Shareholders' Equity. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 73 GL 2022 FORM 10-K

Accounting Pronouncements Yet to be Adopted ASU No. 2018-12 / 2019-09 / 2020-11, Financial Services - Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts, with clarification guidance issued in November 2019 and 2020. ASU 2018-12 is a significant change to the accounting and disclosure of long-duration life and health insurance contracts. The guidance was issued primarily to: 1) improve the timeliness of recognizing changes in the liability for future policy benefits and modify the rate used to discount future cash flows, 2) simplify and improve the accounting for certain market-based options or guarantees associated with deposit (or account balance) contracts, 3) simplify the amortization of deferred acquisition costs, and 4) improve the effectiveness of the required disclosures. As a result of the issuance of ASU 2020-11 in November 2020, the effective date for this standard was changed to January 1, 2023. Early adoption is available; however, the Company will not early adopt the standard and has selected the modified retrospective transition method upon adoption as of the transition date (“Transition Date”) of January 1, 2021. The modified retrospective transition method requires the amended guidance be applied to contracts issued after the beginning of the earliest period presented, or the Transition Date, which will result in the restatement of the 2021 and 2022 consolidated financial statements. In summary, the Company continues to assess the impact the adoption will have on the consolidated financial statements and has determined it will have a significant impact on the Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Shareholders’ Equity, and the Consolidated Statements of Comprehensive Income (Loss). On a quarterly basis, the Company’s future policy benefits will be remeasured utilizing an upper-medium grade fixed-income instrument yield and the effects of the change will be recognized in Accumulated Other Comprehensive Income (AOCI), a component of shareholders’ equity. At least annually, the Company will update its estimate of cash flows used for establishing reserves using actual historical experience and updated future cash flow assumptions, such as mortality, morbidity, and persistency. Finally, the adoption requires changes in the future treatment of our Deferred Acquisition Cost (DAC) asset and is expected to result in a significant reduction to DAC amortization in the near to intermediate term. On the Transition Date, the Company expects a decrease in AOCI due to the requirement to re-measure future policy benefits using a discount rate currently lower than what is used in valuing the future policy benefits under existing guidance. The methodology for determining current discount rates consists of constructing a discount rate curve intended to be reflective of the currency and tenor of the insurance liability cash flows. Discount rates reflect upper-medium grade fixed-income instrument yields, which generally consist of single-A rated fixed income instruments. The methodology is designed to prioritize observable inputs based on market data available in the local debt markets denominated in the same currency as the policies. For the discount rates applicable to tenors for which the single-A debt market is not liquid or there is little or no observable market data, the Company will use estimation techniques consistent with the fair value guidance in ASC 820. It is important to note that the impact to AOCI is sensitive to the discount rate assumption and associated fluctuations. On the Transition Date, using current discount rates applicable at that time, we expect the after-tax impact to AOCI to be a decrease in the range of $7.5 billion to $8.5 billion due to a $9.5 billion to $11.0 billion increase in future policy benefits. Holding all else equal as of the Transition Date, but using discount rates as of December 31, 2022, the after-tax decrease in AOCI would have been $1.2 billion to $1.8 billion due to a $1.5 billion to $2.3 billion increase in future policy benefits. Under the new standard, the future policy benefits recorded on the Consolidated Balance Sheets are different than those used in the determination of net income. Future policy benefits recorded within the Consolidated Balance Sheets are determined using current discount rates as of the valuation date, while future policy benefits used for the determination of net income are determined using locked-in discount rates1 based on policy issue dates. On the Transition Date, two significant drivers of the increase in future policy benefits and decrease in AOCI within the Consolidated Balance Sheets are the lower level of current discount rates as compared to the locked-in discount rates used under prior guidance and the long average life of the Company’s life insurance Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 74 GL 2022 FORM 10-K 1 Locked-in discount rates are those discount rates which are established at issue and locked-in for each year of issue for use in establishing reserves to compute net income.

cash flows. Another driver of the large increase in future policy benefits is the required use of the same net premium ratio2 using locked-in discount rates and current discount rates. The new guidance requires a more granular assessment of the net premium ratio. Any blocks of business that require increases in future policy benefits to minimum levels, or that have a net premium ratio greater than 100%, will require an adjustment to the opening balance of retained earnings (decrease). At the Transition Date, we expect an immaterial decrease to opening retained earnings related to these items. Under the new standard, the annual amortization of DAC in our Consolidated Statements of Operations will be significantly lower in the near and intermediate term due to: 1) the requirement to no longer defer renewal commissions until such year as the commissions are actually incurred, 2) the requirement to no longer accrue and amortize interest on our DAC balances, and 3) the modification of the method for amortizing DAC including the updating of assumptions. For business with deferrals of renewal commissions, as is the case with our captive agency channels, the expected amortization rate, as a percentage of premium, for certain blocks of business will no longer be level but will increase over the period of time during which commissions are deferred. The decrease in amortization in the near term will primarily impact our life insurance line of business. In total, we expect the impact on net income, largely from the decrease in amortization, to be in the range of $105 million to $115 million, net of tax, for 2023. While the requirements of the new guidance represent a change from existing GAAP, the new guidance will not impact capital and surplus or net income under statutory accounting practices, cash flows on our policies, or the underlying economics of our business. ASU No. 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions ASU 2022-03 adds disclosure requirements specific to equity securities subject to contractual sale restrictions. The disclosures clarify the nature of the contractual sale as well as the duration of the restriction and the circumstances that could cause a lapse in the restriction. This standard is effective for the Company on January 1, 2024, and will be implemented on a prospective basis. Early adoption is available. The Company does not expect the standard will have a material impact on the Consolidated Financial Statements. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 75 GL 2022 FORM 10-K 2 The net premium ratio is the ratio between the present value of benefits and the present value of gross premium.

Note 2—Statutory Accounting Life insurance subsidiaries of Globe Life are required to file statutory financial statements with state insurance regulatory authorities. Accounting principles used to prepare these statutory financial statements differ from GAAP. Consolidated net income and shareholders’ equity (capital and surplus) on a statutory basis for the insurance subsidiaries were as follows: Net Income Shareholders’ Equity Year Ended December 31, At December 31, 2022 2021 2020 2022 2021 Life insurance subsidiaries .......................... $ 444,294 $ 373,703 $ 441,589 $ 1,632,018 $ 1,523,247 The excess, if any, of shareholders' equity of the insurance subsidiaries on a GAAP basis over that determined on a statutory basis is not available for distribution by the insurance subsidiaries to the Parent Company without regulatory approval. Insurance subsidiaries’ statutory capital and surplus necessary to satisfy regulatory requirements in the aggregate was $588 million at December 31, 2022. More information on the restrictions on the payment of dividends can be found in Note 12—Shareholders' Equity. The Company's statutory financial statements are presented on the basis of accounting practices prescribed by the insurance department of the state of domicile of each insurance subsidiary. While all states have adopted the National Association of Insurance Commissioners’ (NAIC) statutory accounting practices (NAIC SAP) as the basis for statutory accounting, certain states have retained prescribed practices of their respective insurance code or administrative code which can differ from NAIC SAP. For Globe Life's life insurance companies, there are no significant differences between NAIC SAP and the accounting practices prescribed by the states of domicile. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 76 GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

### Note 3—Supplemental Information about Changes to Accumulated Other Comprehensive Income

*Components of Accumulated Other Comprehensive Income*: An analysis of the change in balance by component of Accumulated Other Comprehensive Income is as follows for each of the years 2020 through 2022:

| | Available for Sale Assets | Deferred Acquisition Costs | Foreign Exchange | Pension Adjustments | Total |
|---|---|---|---|---|---|
| **For the year ended December 31, 2020:** | | | | | |
| Balance at January 1, 2020 | $ 1,982,650 | $ (5,916) | $ 12,058 | $ (143,962) | $ 1,844,830 |
| Other comprehensive income (loss) before reclassifications, net of tax | 1,167,003 | 1,212 | 11,244 | (34,103) | 1,145,356 |
| Reclassifications, net of tax | 25,919 | — | — | 13,139 | 39,058 |
| Other comprehensive income (loss) | 1,192,922 | 1,212 | 11,244 | (20,964) | 1,184,414 |
| **Balance at December 31, 2020** | 3,175,572 | (4,704) | 23,302 | (164,926) | 3,029,244 |
| **For the year ended December 31, 2021:** | | | | | |
| Other comprehensive income (loss) before reclassifications, net of tax | (385,231) | 1,286 | (3,915) | 44,819 | (343,041) |
| Reclassifications, net of tax | (25,051) | — | — | 16,431 | (8,620) |
| Other comprehensive income (loss) | (410,282) | 1,286 | (3,915) | 61,250 | (351,661) |
| **Balance at December 31, 2021** | 2,765,290 | (3,418) | 19,387 | (103,676) | 2,677,583 |
| **For the year ended December 31, 2022:** | | | | | |
| Other comprehensive income (loss) before reclassifications, net of tax | (4,211,540) | 7,668 | (19,923) | 94,055 | (4,129,740) |
| Reclassifications, net of tax | 25,578 | — | — | 10,865 | 36,443 |
| Other comprehensive income (loss) | (4,185,962) | 7,668 | (19,923) | 104,920 | (4,093,297) |
| **Balance at December 31, 2022** | $ (1,420,672) | $ 4,250 | $ (536) | $ 1,244 | $ (1,415,714) |

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**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

*Reclassification adjustments*: Reclassification adjustments out of Accumulated Other Comprehensive Income are presented below for the three years ended December 31, 2022.

| Component Line Item | Year Ended December 31, 2022 | 2021 | 2020 | Affected line items in the Statement of Operations |
|---|---|---|---|---|
| **Unrealized investment (gains) losses on available for sale assets:** | | | | |
| Realized (gains) losses | $ 32,165 | $ (37,874) | $ 26,345 | Realized (gains) losses |
| Amortization of (discount) premium | 212 | 6,164 | 6,464 | Net investment income |
| Total before tax | 32,377 | (31,710) | 32,809 | |
| Tax | (6,799) | 6,659 | (6,890) | Income tax benefit (expense) |
| Total after-tax | 25,578 | (25,051) | 25,919 | |
| **Pension adjustments:** | | | | |
| Amortization of prior service cost | 1,077 | 631 | 632 | Other operating expense |
| Amortization of actuarial (gain) loss | 12,677 | 20,166 | 16,000 | Other operating expense |
| Total before tax | 13,754 | 20,797 | 16,632 | |
| Tax | (2,889) | (4,366) | (3,493) | Income tax benefit (expense) |
| Total after-tax | 10,865 | 16,431 | 13,139 | |
| **Total reclassification (after-tax)** | $ 36,443 | $ (8,620) | $ 39,058 | |

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GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

## Note 4—Investments

*Portfolio Composition:* Summaries of fixed maturities available for sale by amortized cost, fair value, and allowance for credit losses at December 31, 2022 and 2021, and the corresponding amounts of gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) are as follows. Redeemable preferred stock is included within "Corporates, by sector."

| | At December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| | Amortized Cost | Allowance for Credit Losses | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value(1) | % of Total Fixed Maturities(2) |
| **Fixed maturities available for sale:** | | | | | | |
| U.S. Government direct, guaranteed, and government-sponsored enterprises | $ 394,439 | $ — | $ 27 | $ (38,968) | $ 355,498 | 2 |
| States, municipalities, and political subdivisions | 2,791,030 | — | 24,328 | (505,447) | 2,309,911 | 14 |
| Foreign governments | 55,164 | — | 6 | (12,706) | 42,464 | — |
| Corporates, by sector: | | | | | | |
| Financial | 4,907,794 | — | 63,126 | (504,489) | 4,466,431 | 27 |
| Utilities | 1,924,190 | — | 36,670 | (125,713) | 1,835,147 | 11 |
| Energy | 1,436,598 | — | 22,637 | (101,923) | 1,357,312 | 8 |
| Other corporate sectors | 6,667,043 | — | 78,903 | (738,772) | 6,007,174 | 37 |
| Total corporates | 14,935,625 | — | 201,336 | (1,470,897) | 13,666,064 | 83 |
| Collateralized debt obligations | 37,098 | — | 13,266 | — | 50,364 | — |
| Other asset-backed securities | 88,336 | — | 4 | (9,276) | 79,064 | 1 |
| **Total fixed maturities** | $18,301,692 | $ — | $ 238,967 | $(2,037,294) | $ 16,503,365 | 100 |

(1) Amount reported in the balance sheet.
(2) At fair value.

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Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

| | At December 31, 2021 | | | | | |
|---|---|---|---|---|---|---|
| | Amortized Cost | Allowance for Credit Losses | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value(1) | % of Total Fixed Maturities(2) |
| **Fixed maturities available for sale:** | | | | | | |
| U.S. Government direct, guaranteed, and government-sponsored enterprises | $ 383,083 | $ — | $ 64,513 | $ (164) | $ 447,432 | 2 |
| States, municipalities, and political subdivisions | 2,252,997 | — | 239,135 | (2,907) | 2,489,225 | 12 |
| Foreign governments | 59,861 | — | 900 | (5,132) | 55,629 | — |
| Corporates, by sector: | | | | | | |
| Financial | 4,569,160 | (387) | 907,741 | (9,349) | 5,467,165 | 26 |
| Utilities | 1,931,391 | — | 490,119 | (1,012) | 2,420,498 | 11 |
| Energy | 1,587,892 | — | 346,780 | (1,683) | 1,932,989 | 9 |
| Other corporate sectors | 6,879,459 | — | 1,454,464 | (13,362) | 8,320,561 | 39 |
| Total corporates | 14,967,902 | (387) | 3,199,104 | (25,406) | 18,141,213 | 85 |
| Collateralized debt obligations | 36,468 | — | 27,037 | — | 63,505 | — |
| Other asset-backed securities | 104,998 | — | 3,715 | (430) | 108,283 | 1 |
| **Total fixed maturities** | $17,805,309 | $ (387) | $ 3,534,404 | $ (34,039) | $21,305,287 | 100 |

(1) Amount reported in the balance sheet.
(2) At fair value.

A schedule of fixed maturities available for sale by contractual maturity date at December 31, 2022, is shown below on an amortized cost basis, net of allowance for credit losses, and on a fair value basis. Actual disposition dates could differ from contractual maturities due to call or prepayment provisions.

| | At December 31, 2022 | |
|---|---|---|
| | Amortized Cost, net | Fair Value |
| **Fixed maturities available for sale:** | | |
| Due in one year or less | $ 164,857 | $ 165,085 |
| Due after one year through five years | 1,068,265 | 1,067,454 |
| Due after five years through ten years | 1,670,440 | 1,664,710 |
| Due after ten years through twenty years | 7,785,675 | 7,349,267 |
| Due after twenty years | 7,486,945 | 6,127,343 |
| Mortgage-backed and asset-backed securities | 125,510 | 129,506 |
| | $ 18,301,692 | $ 16,503,365 |

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GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

*Analysis of investment operations:* "Net investment income" for the three years ended December 31, 2022, is summarized as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Fixed maturities available for sale | $ 910,284 | $ 892,421 | $ 873,352 |
| Policy loans | 46,586 | 45,318 | 44,801 |
| Other long-term investments[1] | 50,556 | 35,838 | 26,196 |
| Short-term investments | 2,156 | 24 | 545 |
| | 1,009,582 | 973,601 | 944,894 |
| Less investment expense | (22,083) | (21,154) | (17,832) |
| **Net investment income** | $ 987,499 | $ 952,447 | $ 927,062 |

(1) For the years ended 2022, 2021 and 2020, the investment funds, accounted for under the fair value option method, recorded $40.3 million, $26.7 million, and $15.3 million, respectively, in net investment income.

An analysis of "realized gains (losses)" is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Realized investment gains (losses):** | | | |
| Fixed maturities available for sale: | | | |
| Sales and other[1] | $ (32,552) | $ 34,916 | $ (22,999) |
| Provision for credit losses | 387 | 2,959 | (3,346) |
| Investment funds—fair value option | (29,353) | 22,918 | 1,045 |
| Other investments | (15,030) | 7,840 | 21,563 |
| **Realized gains (losses) from investments** | (76,548) | 68,633 | (3,737) |
| **Realized loss on redemption of debt[2]** | — | (9,314) | (634) |
| | (76,548) | 59,319 | (4,371) |
| Applicable tax | 16,075 | (12,457) | 1,955 |
| **Realized gains (losses), net of tax** | $ (60,473) | $ 46,862 | $ (2,416) |

(1) For the years ended 2022, 2021 and 2020, the Company recorded $147.6 million, $109.2 million, and $219.8 million of exchanges of fixed maturities (noncash transactions) that resulted in $1.9 million, $25.2 million, and $7.9 million, respectively, in realized gains (losses).
(2) Refer to *Note 11—Debt* for further discussion.

An analysis of the net change in unrealized investment gains (losses) is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Change in unrealized investment gains (losses) on:** | | | |
| Fixed maturities available for sale | $ (5,298,692) | $ (519,345) | $ 1,528,339 |

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GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

Selected information about sales of fixed maturities available for sale is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Fixed maturities available for sale:** | | | |
| Proceeds from sales[(1)] | $ 390,392 | $ 116,656 | $ 52,681 |
| Gross realized gains | 1,296 | 1,848 | 2,642 |
| Gross realized losses | (57,996) | (12,101) | (39,153) |

(1) There were no unsettled sales in the periods ended December 31, 2022, 2021 and 2020.

*Fair value measurements:* The following tables represent the fair value of fixed maturities measured on a recurring basis at December 31, 2022 and 2021:

| | Fair Value Measurement at December 31, 2022: | | | |
|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Fair Value |
| **Fixed maturities available for sale** | | | | |
| U.S. Government direct, guaranteed, and government-sponsored enterprises | $ — | $ 355,498 | $ — | $ 355,498 |
| States, municipalities, and political subdivisions | — | 2,309,911 | — | 2,309,911 |
| Foreign governments | — | 42,464 | — | 42,464 |
| Corporates, by sector: | | | | |
| Financial | — | 4,332,495 | 133,936 | 4,466,431 |
| Utilities | — | 1,723,832 | 111,315 | 1,835,147 |
| Energy | — | 1,346,212 | 11,100 | 1,357,312 |
| Other corporate sectors | — | 5,785,442 | 221,732 | 6,007,174 |
| Total corporates | — | 13,187,981 | 478,083 | 13,666,064 |
| Collateralized debt obligations | — | — | 50,364 | 50,364 |
| Other asset-backed securities | — | 79,064 | — | 79,064 |
| **Total fixed maturities** | $ — | $ 15,974,918 | $ 528,447 | $ 16,503,365 |
| Percentage of total | — % | 97 % | 3 % | 100 % |

82

GL 2022 FORM 10-K

Fair Value Measurement at December 31, 2021: Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Total Fair Value Fixed maturities available for sale U.S. Government direct, guaranteed, and government-sponsored enterprises ....................... $ — $ 447,432 $ — $ 447,432 States, municipalities, and political subdivisions . — 2,489,225 — 2,489,225 Foreign governments ............................................... — 55,629 — 55,629 Corporates, by sector: Financial ................................................................... — 5,303,547 163,618 5,467,165 Utilities ...................................................................... — 2,266,231 154,267 2,420,498 Energy ...................................................................... — 1,919,416 13,573 1,932,989 Other corporate sectors ......................................... — 8,010,331 310,230 8,320,561 Total corporates ................................................... — 17,499,525 641,688 18,141,213 Collateralized debt obligations ............................... — — 63,505 63,505 Other asset-backed securities ................................ — 108,283 — 108,283 Total fixed maturities ........................................... $ — $ 20,600,094 $ 705,193 $ 21,305,287 Percentage of total ....................................................... — % 97% 3% 100 % Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 83 GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

The following tables represent changes in fixed maturities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

| | Analysis of Changes in Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | | |
|---|---|---|---|---|
| | Asset-backed Securities | Collateralized Debt Obligations | Corporates | Total |
| **Balance at January 1, 2020** | $ 13,177 | $ 74,104 | $ 672,128 | $ 759,409 |
| Included in realized gains/losses | — | — | 1,579 | 1,579 |
| Included in other comprehensive income | (173) | (2,523) | 17,082 | 14,386 |
| Acquisitions(1) | — | — | 67,820 | 67,820 |
| Sales | — | — | — | — |
| Amortization | — | 4,551 | 12 | 4,563 |
| Other(2) | (134) | (4,534) | (44,116) | (48,784) |
| Transfers into Level 3(3) | — | — | — | — |
| Transfers out of Level 3(3) | — | — | — | — |
| **Balance at December 31, 2020** | 12,870 | 71,598 | 714,505 | 798,973 |
| Included in realized gains/losses | (82) | (6,787) | 3,275 | (3,594) |
| Included in other comprehensive income | 63 | 12,447 | (20,818) | (8,308) |
| Acquisitions(1) | — | — | 25,000 | 25,000 |
| Sales | (12,851) | (13,213) | — | (26,064) |
| Amortization | — | 4,505 | 9 | 4,514 |
| Other(2) | — | (5,045) | (80,283) | (85,328) |
| Transfers into Level 3(3) | — | — | — | — |
| Transfers out of Level 3(3) | — | — | — | — |
| **Balance at December 31, 2021** | — | 63,505 | 641,688 | 705,193 |
| Included in realized gains/losses | — | — | — | — |
| Included in other comprehensive income | — | (13,771) | (91,385) | (105,156) |
| Acquisitions(1) | — | — | — | — |
| Sales | — | — | — | — |
| Amortization | — | 4,519 | 7 | 4,526 |
| Other(2) | — | (3,889) | (72,227) | (76,116) |
| Transfers into Level 3(3) | — | — | — | — |
| Transfers out of Level 3(3) | — | — | — | — |
| **Balance at December 31, 2022** | $ — | $ 50,364 | $ 478,083 | $ 528,447 |

Change in unrealized gains or losses for the period included in other comprehensive income for assets held at the end of the reporting period:

| | Asset-backed Securities | Collateralized Debt Obligations | Corporates | Total |
|---|---|---|---|---|
| **2020** | $ (173) | $ (2,523) | $ 17,082 | $ 14,386 |
| **2021** | 63 | 12,447 | (20,818) | (8,308) |
| **2022** | — | (13,771) | (91,385) | (105,156) |

(1) Acquisitions of Level 3 investments in each of the years 2020 through 2022 are comprised of private placement fixed maturities and equities.
(2) Includes capitalized interest, foreign exchange adjustments, and principal repayments.
(3) Considered to be transferred at the end of the period.

84

GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

Transfers between levels within the hierarchy occur when there are changes in the observability of the inputs and market data. Transfers into Level 3 occur when there is little unobservable market activity for the asset/liability as of the measurement date and the Company is required to rely upon internally-developed assumptions or third-parties. Transfers out of Level 3 occur when quoted prices in active markets becomes available for identical assets/ liabilities or the ability to corroborate by observable market data.

The following table represents quantitative information about Level 3 fair value measurements:

| | Quantitative Information about Level 3 Fair Value Measurements | | | | |
|---|---|---|---|---|---|
| | As of December 31, 2022 | | | | |
| | Fair Value | Valuation Techniques | Significant Unobservable Input | Range | Weighted-Average(1) |
| Private placement fixed maturities | $ 395,037 | Determination of credit spread | Credit rating | A+ to B- | BBB- |
| Other corporate bonds | 83,046 | Discounted Cash Flows | Discount rate | 6.35% | 6.35% |
| Collateralized debt obligations | 50,364 | Discounted Cash Flows | Discount rate | 10.25% | 10.25% |
| | $ 528,447 | | | | |

(1) Unobservable inputs were weighted by the relative fair value of the instruments.

The private placement fixed maturities reported as Level 3, are managed by third-party investment managers. These securities are valued based on the contractual cash flows discounted by a yield determined as a treasury benchmark adjusted for a credit spread. The credit spread is developed from observable indices for similar public fixed maturities and unobservable indices for private fixed maturities for corresponding credit ratings. However, the credit ratings for the securities are considered unobservable inputs, as they are assigned by the third-party investment manager based on a quantitative and qualitative assessment of the credit underwritten. A higher (lower) credit rating would result in a higher (lower) valuation.

The collateral underlying collateralized debt obligations consists primarily of trust preferred securities issued by banks and insurance companies. Collateralized debt obligations are valued at the present value of expected future cash flows using an unobservable discount rate. Expected cash flows are determined by scheduling the projected repayment of the collateral assuming no future defaults, deferrals, or recoveries. The discount rate is risk-adjusted to take these items into account. A significant increase (decrease) in the discount rate will produce a significant decrease (increase) in fair value. Additionally, a significant increase (decrease) in the cash flow expectations would result in a significant increase (decrease) in fair value. For more information regarding valuation procedures, please refer to *Note 1—Significant Accounting Policies* under the caption *Fair Value Measurements, Investments in Securities*.

Other corporate bonds consist of obligations issued out of a special purpose vehicle (SPV). The discount rate is derived using an unobservable spread over an observable index. An increase (decrease) in spread will produce a decrease (increase) in fair value.

*Unrealized Loss Analysis:* The following table discloses information about fixed maturities available for sale in an unrealized loss position.

| | Less than Twelve Months | Twelve Months or Longer | Total |
|---|---|---|---|
| **Number of issues (CUSIPs) held:** | | | |
| As of December 31, 2022 | 1,819 | 157 | 1,976 |
| As of December 31, 2021 | 138 | 42 | 180 |

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GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Globe Life's entire fixed maturity portfolio consisted of 2,328 issues by 979 different issuers at December 31, 2022 and 2,060 issues by 843 different issuers at December 31, 2021. The weighted-average quality rating of all unrealized loss positions at amortized cost was A- as of December 31, 2022 and December 31, 2021.

The following tables disclose unrealized investment losses by class and major sector of fixed maturities available for sale at December 31, 2022 and December 31, 2021.

**Analysis of Gross Unrealized Investment Losses**

| | At December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| | Less than Twelve Months | | Twelve Months or Longer | | Total | |
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| **Fixed maturities available for sale:** | | | | | | |
| **Investment grade securities:** | | | | | | |
| U.S. Government direct, guaranteed, and government-sponsored enterprises | $ 349,887 | $ (38,218) | $ 3,424 | $ (750) | $ 353,311 | $ (38,968) |
| States, municipalities, and political subdivisions | 1,767,624 | (453,149) | 95,124 | (52,298) | 1,862,748 | (505,447) |
| Foreign governments | 6,297 | (201) | 25,134 | (12,505) | 31,431 | (12,706) |
| Corporates, by sector: | | | | | | |
| Financial | 2,837,918 | (426,132) | 109,784 | (42,173) | 2,947,702 | (468,305) |
| Utilities | 1,088,219 | (116,272) | 21,636 | (6,268) | 1,109,855 | (122,540) |
| Energy | 855,853 | (91,755) | — | — | 855,853 | (91,755) |
| Other corporate sectors | 4,155,986 | (665,831) | 94,299 | (42,344) | 4,250,285 | (708,175) |
| Total corporates | 8,937,976 | (1,299,990) | 225,719 | (90,785) | 9,163,695 | (1,390,775) |
| Collateralized debt obligations | — | — | — | — | — | — |
| Other asset-backed securities | 60,157 | (5,223) | 7,960 | (2,435) | 68,117 | (7,658) |
| Total investment grade securities | 11,121,941 | (1,796,781) | 357,361 | (158,773) | 11,479,302 | (1,955,554) |
| **Below investment grade securities:** | | | | | | |
| States, municipalities, and political subdivisions | — | — | — | — | — | — |
| Corporates, by sector: | | | | | | |
| Financial | 120,377 | (18,901) | 38,348 | (17,283) | 158,725 | (36,184) |
| Utilities | 27,722 | (3,173) | — | — | 27,722 | (3,173) |
| Energy | 14,480 | (2,182) | 20,075 | (7,986) | 34,555 | (10,168) |
| Other corporate sectors | 166,159 | (25,962) | 6,670 | (4,635) | 172,829 | (30,597) |
| Total corporates | 328,738 | (50,218) | 65,093 | (29,904) | 393,831 | (80,122) |
| Collateralized debt obligations | — | — | — | — | — | — |
| Other asset-backed securities | — | — | 10,874 | (1,618) | 10,874 | (1,618) |
| Total below investment grade securities | 328,738 | (50,218) | 75,967 | (31,522) | 404,705 | (81,740) |
| **Total fixed maturities** | $11,450,679 | $(1,846,999) | $ 433,328 | $ (190,295) | $11,884,007 | $ (2,037,294) |

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GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

Gross unrealized losses may fluctuate quarter over quarter due to adverse factors in the market that affect our holdings, such as changes in interest rates or credit spreads. The Company considers many factors when determining whether an allowance for a credit loss should be recorded. While the Company holds securities that may be in an unrealized loss position from time to time, Globe Life does not generally intend to sell and it is likely that management will not be required to sell the fixed maturities prior to their anticipated recovery or maturity due to the strong cash flows generated by its insurance operations.

**Analysis of Gross Unrealized Investment Losses**

| | At December 31, 2021 | | | | | |
|---|---|---|---|---|---|---|
| | Less than Twelve Months | | Twelve Months or Longer | | Total | |
| | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss | Fair Value | Unrealized Loss |
| **Fixed maturities available for sale:** | | | | | | |
| **Investment grade securities:** | | | | | | |
| U.S. Government direct, guaranteed, and government-sponsored enterprises | $ 118 | $ (1) | $ 3,867 | $ (163) | $ 3,985 | $ (164) |
| States, municipalities, and political subdivisions | 141,310 | (2,824) | 2,436 | (83) | 143,746 | (2,907) |
| Foreign governments | 12,567 | (561) | 23,144 | (4,571) | 35,711 | (5,132) |
| Corporates, by sector: | | | | | | |
| Financial | 133,654 | (1,507) | 52,864 | (1,932) | 186,518 | (3,439) |
| Utilities | 25,447 | (692) | 2,372 | (320) | 27,819 | (1,012) |
| Energy | 6,519 | (238) | — | — | 6,519 | (238) |
| Other corporate sectors | 115,444 | (3,566) | 40,249 | (3,670) | 155,693 | (7,236) |
| Total corporates | 281,064 | (6,003) | 95,485 | (5,922) | 376,549 | (11,925) |
| Collateralized debt obligations | — | — | — | — | — | — |
| Other asset-backed securities | 10,489 | (16) | 1 | — | 10,490 | (16) |
| Total investment grade securities | 445,548 | (9,405) | 124,933 | (10,739) | 570,481 | (20,144) |
| **Below investment grade securities:** | | | | | | |
| States, municipalities, and political subdivisions | — | — | — | — | — | — |
| Corporates, by sector: | | | | | | |
| Financial | 15,695 | (272) | 56,897 | (5,638) | 72,592 | (5,910) |
| Utilities | — | — | — | — | — | — |
| Energy | — | — | 26,639 | (1,445) | 26,639 | (1,445) |
| Other corporate sectors | 700 | (11) | 26,581 | (6,115) | 27,281 | (6,126) |
| Total corporates | 16,395 | (283) | 110,117 | (13,198) | 126,512 | (13,481) |
| Collateralized debt obligations | — | — | — | — | — | — |
| Other asset-backed securities | — | — | 13,043 | (414) | 13,043 | (414) |
| Total below investment grade securities | 16,395 | (283) | 123,160 | (13,612) | 139,555 | (13,895) |
| **Total fixed maturities** | $ 461,943 | $ (9,688) | $ 248,093 | $ (24,351) | $ 710,036 | $ (34,039) |

Gross unrealized losses increased from $34.04 million at December 31, 2021, to $2.04 billion at December 31, 2022, an increase of $2.00 billion. The increase in the gross unrealized losses from the prior year was primarily attributable to the increase in market interest rates.

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Fixed Maturities, Allowance for Credit Losses: A summary of the activity in the allowance for credit losses is as follows. Refer to Note 1 for factors considered in the recording of the allowance for credit losses. Year Ended December 31, 2022 2021 Allowance for credit losses beginning balance ........................................................................... $ 387 $ 3,346 Additions to allowance for which credit losses were not previously recorded................................ — 387 Additions (reductions) to allowance for fixed maturities that previously had an allowance ......... — — Reduction of allowance for which the Company intends to sell or more likely than not will be required to sell or sold during the period.............................................................................................. (387) (3,346) Allowance for credit losses ending balance ................................................................................. $ — $ 387 As of December 31, 2022 and December 31, 2021, the Company did not have any fixed maturities in non-accrual status. Concentrations of Credit Risk: Globe Life maintains a diversified investment portfolio with limited concentration in any given issuer. At December 31, 2022, the investment portfolio, at fair value, consisted of the following: Investment grade fixed maturities: Corporates ............................................................................................................................................................................................. 73 % States, municipalities, and political subdivisions ............................................................................................................................. 13 U.S. Government direct, guaranteed, and government-sponsored enterprises......................................................................... 2 Other....................................................................................................................................................................................................... 1 Below investment grade fixed maturities: Corporates ............................................................................................................................................................................................. 2 States, municipalities, and political subdivisions ............................................................................................................................. — U.S. Government direct, guaranteed, and government-sponsored enterprises......................................................................... — Other....................................................................................................................................................................................................... — 91 Other Policy loans, which are secured by the underlying insurance policy values............................................................................... 3 Other investments ................................................................................................................................................................................ 6 100 % As of December 31, 2022, state and municipal governments represented 13% of invested assets at fair value. Such investments are made throughout the U.S. At December 31, 2022, the state and municipal bond portfolio at fair value was invested in securities issued within the following states: Texas (25%), California (10%), New York (8%), Michigan (5%), Pennsylvania (4%), and Ohio (4%). Otherwise, there was no concentration within any given state greater than 4%. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 88 GL 2022 FORM 10-K

Corporate fixed maturities represent 75% of Globe Life's invested assets. These investments are spread across a wide range of industries. Below are the ten largest industry concentrations held in the portfolio of corporate fixed maturities at December 31, 2022, based on fair value: Insurance..................................................................................................................................................................................................... 16 % Electric utilities............................................................................................................................................................................................ 10 Banks ... 9 Oil and natural gas pipelines.................................................................................................................................................................... 6 Chemicals.................................................................................................................................................................................................... 4 Transportation............................................................................................................................................................................................. 4 Food ... 3 Telecommunications .................................................................................................................................................................................. 3 Real estate investment trusts................................................................................................................................................................... 3 Gas utilities.................................................................................................................................................................................................. 3 At December 31, 2022, 2% of invested assets at fair value were represented by fixed maturities rated below investment grade. Par value of these investments was $645 million, amortized cost was $542 million, and fair value was $475 million. While these investments could be subject to additional credit risk, such risk should generally be reflected in their fair value. Securities, cash, and short-term investments held on deposit with various state and federal regulatory authorities had an amortized cost and fair value, respectively, of $975 million and $889 million at December 31, 2022 and $969 million and $1.1 billion at December 31, 2021. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 89 GL 2022 FORM 10-K

Other Long-Term Investments: Other long-term investments consist of the following assets: December 31, 2022 2021 Investment funds ..................................................................................................................................... $ 768,689 $ 640,263 Commercial mortgage loan participations ........................................................................................... 181,305 141,843 Other.......................................................................................................................................................... 26,022 11,819 Total ...................................................................................................................................................... $ 976,016 $ 793,925 The following table presents additional information about the Company's investment funds as of December 31, 2022 and December 31, 2021 at fair value: December 31, Fair Value Unfunded Commitments Investment Category 2022 2021 2022 Redemption Term/Notice Commercial mortgage loans............................... $ 431,405 $ 423,776 $ 345,780 Fully redeemable and non-redeemable with varying terms. Opportunistic credit...... 158,524 178,215 — Initial 2 year lock on each new investment/ semi-annual withdrawals thereafter/full redemption within 36 month period. Infrastructure................. 159,534 22,664 20,988 Fully redeemable and non-redeemable with varying terms. Other .............................. 19,226 15,608 120,097 Total investment funds ........................ $ 768,689 $ 640,263 $ 486,865 The Company had $201 million of capital called during the year from existing investment funds. Our unfunded commitments were $487 million as of December 31, 2022. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 90 GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

*Commercial Mortgage Loan Participations (Commercial Mortgage Loans):* Summaries of commercial mortgage loans at December 31, 2022 and 2021 are as follows:

| | 2022 | | 2021 | |
|---|---|---|---|---|
| | Carrying Value | % of Total | Carrying Value | % of Total |
| **Property type:** | | | | |
| Mixed use | $ 62,375 | 34 | $ 57,996 | 41 |
| Multi-family | 42,232 | 23 | 14,872 | 11 |
| Hospitality | 27,796 | 15 | 23,186 | 16 |
| Industrial | 27,248 | 15 | 17,900 | 13 |
| Retail | 15,342 | 9 | 19,811 | 14 |
| Office | 8,101 | 5 | 8,905 | 6 |
| Total recorded investment | 183,094 | 101 | 142,670 | 101 |
| Less allowance for credit losses | (1,789) | (1) | (827) | (1) |
| **Carrying value, net of valuation allowance** | $ 181,305 | 100 | $ 141,843 | 100 |

| | 2022 | | 2021 | |
|---|---|---|---|---|
| | Carrying Value | % of Total | Carrying Value | % of Total |
| **Geographic location:** | | | | |
| California | $ 64,477 | 36 | $ 67,659 | 48 |
| Florida | 33,182 | 18 | 8,213 | 6 |
| Texas | 22,905 | 13 | 5,898 | 4 |
| New York | 19,167 | 11 | 18,374 | 13 |
| Washington | 14,925 | 8 | — | — |
| Arizona | 9,940 | 5 | — | — |
| Other | 18,498 | 10 | 42,526 | 30 |
| Total recorded investment | 183,094 | 101 | 142,670 | 101 |
| Less allowance for credit losses | (1,789) | (1) | (827) | (1) |
| **Carrying value, net of valuation allowance** | $ 181,305 | 100 | $ 141,843 | 100 |

91

GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

The following tables are reflective of the key factors, debt service coverage ratios and loan-to-value ratios (LTVs), that are utilized by management to monitor the performance of the portfolios. The Company only invests in commercial mortgage loans that have a loan-to-value ratio less than 80%. Generally, a higher LTV ratio and a lower debt service coverage ratio can potentially equate to higher risk of loss.

| | December 31, 2022 | | | | |
|---|---|---|---|---|---|
| | Recorded Investment | | | | |
| | Debt Service Coverage Ratios[1] | | | | |
| | <1.00x | 1.00x—1.20x | >1.20x | Total | % of Total |
| **Loan-to-value ratio[2]:** | | | | | |
| Less than 70% | $ 23,984 | $ 107,099 | $ 11,900 | $ 142,983 | 79 |
| 70% to 80% | — | 21,904 | 1,226 | 23,130 | 13 |
| 81% to 90% | 8,226 | — | — | 8,226 | 4 |
| Greater than 90% | 6,966 | — | — | 6,966 | 4 |
| Total | $ 39,176 | $ 129,003 | $ 13,126 | $ 181,305 | 100 |

(1) Annual net operating income divided by annual mortgage debt service (principal and interest).
(2) Loan balance divided by the fair value of the property. LTVs are generally assessed on an annual basis, or more frequently when a loan is materially underperforming, 30 days delinquent, or in technical default.

| | December 31, 2021 | | | | |
|---|---|---|---|---|---|
| | Recorded Investment | | | | |
| | Debt Service Coverage Ratios[1] | | | | |
| | <1.00x | 1.00x—1.20x | >1.20x | Total | % of Total |
| **Loan-to-value ratio[2]:** | | | | | |
| Less than 70% | $ 13,650 | $ 80,672 | $ — | $ 94,322 | 67 |
| 70% to 80% | 6,255 | 19,780 | — | 26,035 | 18 |
| 81% to 90% | 8,166 | — | — | 8,166 | 6 |
| Greater than 90% | 8,754 | 4,566 | — | 13,320 | 9 |
| **Total** | $ 36,825 | $ 105,018 | $ — | $ 141,843 | 100 |

(1) Annual net operating income divided by annual mortgage debt service (principal and interest).
(2) Loan balance divided by the fair value of the property. LTVs are generally assessed on an annual basis, or more frequently when a loan is materially underperforming, 30 days delinquent, or in technical default.

As of December 31, 2022, the Company evaluated the commercial mortgage loan portfolio on a pool basis to determine the allowance for credit losses. At the end of the period, the Company had 22 loans in the portfolio. For the year ended December 31, 2022, the allowance for credit losses increased by $1 million to $1.8 million. The provision for credit losses is included in "Realized gains (losses)" in the *Consolidated Statements of Operations*.

| | Year Ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| **Allowance for credit losses beginning balance** | $ 827 | $ 3,505 |
| Provision (reversal) for credit losses | 962 | (2,678) |
| **Allowance for credit losses ending balance** | $ 1,789 | $ 827 |

There were no delinquent commercial mortgage loans as of December 31, 2022 and December 31, 2021. As of December 31, 2022, the Company had no commercial mortgage loan in non-accrual status, compared to one in non-accrual status at December 31, 2021.

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GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

## Note 5—Deferred Acquisition Costs

An analysis of "DAC" is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Balance at beginning of year** | $ 4,914,728 | $ 4,595,444 | $ 4,341,941 |
| **Additions:** | | | |
| Deferred during period: | | | |
| Commissions | 710,659 | 678,517 | 600,577 |
| Other expenses | 249,924 | 227,730 | 222,408 |
| Total deferred | 960,583 | 906,247 | 822,985 |
| Value of business acquired[1] | — | 16,500 | — |
| Foreign exchange adjustment | — | — | 4,755 |
| Adjustment attributable to unrealized investment losses[2] | 9,707 | 1,628 | 1,533 |
| Total additions | 970,290 | 924,375 | 829,273 |
| **Deductions:** | | | |
| Amortized during period | (624,407) | (603,838) | (575,770) |
| Foreign exchange adjustment | (10,704) | (1,253) | — |
| Total deductions | (635,111) | (605,091) | (575,770) |
| **Balance at end of year** | $ 5,249,907 | $ 4,914,728 | $ 4,595,444 |

(1) Refer to *Note 1—Significant Accounting Policies* for the discussion on the acquisition of Globe Life Benefits.
(2) Represents amounts pertaining to investments relating to universal life-type products.

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GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

**Note 6—Commitments and Contingencies**

*Reinsurance:* Insurance affiliates of Globe Life reinsure a portion of insurance risk that is in excess of their retention limits. Current retention limits for new business written on ordinary life insurance range up to $500 thousand per life. Life insurance ceded represented 0.3% of total life insurance in force at December 31, 2022 and 2021. Insurance ceded on life and accident and health products represented 0.2% of premium income for 2022 and 2021. The insurance affiliates of Globe Life would be liable for the reinsured risks ceded to other companies to the extent that such reinsuring companies are unable to meet their obligations.

Insurance affiliates also assume insurance risks of other external companies. Life reinsurance assumed represented 1.0% and 1.1% of life insurance in force at December 31, 2022 and 2021, respectively, and reinsurance assumed on life and accident and health products represented 1.5% and 0.8% of premium income for 2022 and 2021, respectively.

*Leases:* Globe Life primarily leases office space, aviation equipment, and other equipment under a variety of operating lease arrangements.

Rental expense for the three years ended December 31, 2022 is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Rental expense | $ 4,239 | $ 4,674 | $ 4,674 |

Future minimum rental commitments required under operating leases having remaining noncancelable lease terms in excess of one year at December 31, 2022 were as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | 2024 | 2025 | 2026 | 2027 | Thereafter |
| Operating lease commitments | $ 3,706 | $ 2,848 | $ 1,307 | $ 1,148 | $ 853 | $ 5,275 |

*Purchase Commitments*: Globe Life has various long-term noncancelable purchase commitments as well as commitments to provide capital for low-income housing tax credit interests. See further discussion related to tax credits in *Note 1—Significant Accounting Policies.*

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2023 | 2024 | 2025 | 2026 | 2027 | Thereafter |
| Purchase commitments | $ 95,410 | $ 41,447 | $ 14,569 | $ 16,121 | $ 9,168 | $ 214,040 |

*Investments*: Globe Life is committed to invest under certain contracts related to investments in limited partnerships. See *Note 4—Investments* for unfunded commitment table.

*Guarantees:* At December 31, 2022, Globe Life had in place three guarantee agreements which were either Parent Company guarantees of subsidiary obligations to a third party or Parent Company guarantees of obligations between wholly-owned subsidiaries. As of December 31, 2022, Globe Life had no liability with respect to these guarantees.

Letters of Credit: Globe Life has guaranteed letters of credit in connection with its credit facility with a group of banks as disclosed in *Note 11—Debt*. The letters of credit were issued by TMK Re, Ltd., a wholly-owned subsidiary, to secure TMK Re, Ltd.'s obligation for claims on certain policies reinsured by TMK Re, Ltd. that were assumed from other Globe Life insurance companies. These letters of credit facilitate TMK Re, Ltd.'s ability to reinsure the business of Globe Life's insurance carriers. The agreement was amended on September 30, 2021 and now expires in 2026. The maximum amount of letters of credit available is $250

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GL 2022 FORM 10-K

million. The Parent Company would be liable to the extent that TMK Re, Ltd. does not pay the reinsured party. On October 26, 2021, the letters of credit were amended to reduce the current amount outstanding to $125 million from $135 million outstanding. Equipment leases: Globe Life has guaranteed performance of certain of its subsidiaries as lessees under two aviation leasing arrangements. At December 31, 2022, total remaining undiscounted payments under the leases were approximately $3 million. The Parent Company would be responsible for any subsidiary obligation in the event the subsidiary did not make payments or otherwise perform under the terms of the lease. Unclaimed Property Audits: Globe Life subsidiaries are currently the subject of audits regarding the identification, reporting and escheatment of unclaimed property arising from life insurance policies and a limited number of annuity contracts. These audits are being conducted by private entities that have contracted with forty-seven states through their respective Departments of Revenue, and have not resulted in any financial assessment from any state nor indicated any liability. The audits are wide-ranging and seek large amounts of data regarding claims handling, procedures, and payments of contract benefits arising from unreported death claims. No estimate of range can be made at this time for loss contingencies related to possible administrative penalties or amounts that could be payable to the states for the escheatment of abandoned property. Litigation: Globe Life Inc. (formerly Torchmark Corporation) and its subsidiaries, in common with the insurance industry in general, are subject to litigation, including putative class action litigation, alleged breaches of contract, torts, including bad faith and fraud claims based on alleged wrongful or fraudulent acts of agents of the Parent Company's insurance subsidiaries, employment discrimination, and miscellaneous other causes of action. Based upon information presently available, and in light of legal and other factual defenses available to the Parent Company and its subsidiaries, management does not believe that it is reasonably possible that such litigation will have a material adverse effect on Globe Life's financial condition, future operating results or liquidity; however, assessing the eventual outcome of litigation necessarily involves forward-looking speculation as to judgments to be made by judges, juries and appellate courts in the future. This bespeaks caution, particularly in states with reputations for high punitive damage verdicts. Globe Life's management recognizes that large punitive damage awards bearing little or no relation to actual damages continue to be awarded by juries in jurisdictions in which the Company has substantial business, creating the potential for unpredictable material adverse judgments in any given punitive damage suit. On August 5, 2020, putative class and collective action litigation was filed against American Income Life Insurance Company (“American Income”) and National Income Life Insurance Company (“National Income”) in United States District Court for the Central District of California (Natalie Bell, Gisele Mobley, Ashly Rai, and John Turner v. American Income Life Insurance Company and National Income Life Insurance Company, Case No. 2:20- cv-07046). On December 18, 2020, the plaintiffs voluntarily dismissed Mr. Turner’s claims and all claims against defendant National Income. Following the dismissal, the complaint alleged that insurance agent trainees should have been classified as employees, and after contracting should have been classified as employees instead of independent contractors. Plaintiff Bell was a former California trainee and plaintiff Rai was a former California agent. They asserted claims under California law on behalf of a putative California class for the four years prior to February 13, 2020 through case conclusion. They made claims under (a) the California Labor Code for alleged meal and rest break violations, overtime, minimum wage, alleged failure to pay wages at the time of termination, expense reimbursement, and alleged failure to provide accurate wage statements; and (b) the California Business and Professions Code for alleged unfair business practices. They also sought liquidated damages, penalties and attorney’s fees under California law. Plaintiff Mobley was a former Florida agent who asserted a claim under Florida law on behalf of a putative Florida class for the five years prior to February 13, 2020 through case conclusion. She made a claim under the Florida General Labor Regulations, including the Florida Minimum Wage Act, for alleged failure to pay all wages owed. The plaintiffs also asserted a national collective action on behalf of all “similarly situated” individuals for minimum wage, overtime, liquidated damages, penalties, an accounting and attorney’s fees and costs under the Fair Labor Standards Act for the three years prior to February 13, 2020 through case conclusion. American Income responded to the complaint with a motion to compel the named plaintiffs to arbitrate their individual claims and other procedural challenges. On April 6, 2021, the court granted American Income’s Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 95 GL 2022 FORM 10-K motion to compel arbitration as to plaintiffs Mobley and Rai, and denied the motion without prejudice as to plaintiff Bell. American Income subsequently renewed its motion to compel arbitration as to plaintiff Bell. On November 30, 2021, the court granted American Income’s motion to compel arbitration as to plaintiff Bell. Thereafter, the parties negotiated the settlement of the named plaintiffs’ individual claims for a non-material amount. The case was then dismissed on January 5, 2023 with prejudice as to the named plaintiffs’ individual claims, and without prejudice as to the claims of any putative class or collective members. On September 30, 2022, putative class action litigation was filed against American Income, Giglione-Ackerman Agency, LLC, Eric Giglione and David Ackerman (collectively, “Defendants”) in New Jersey Superior Court (Atiya Bell, et al. v. American Income Life Insurance Company, et al., Case No. MID-L-004928-22). American Income subsequently removed the case to United States District Court for the District of New Jersey (Case No. 2:22- cv-06913-CCC-MAH). Plaintiffs Atiya Bell and Abel Flores (“Plaintiffs”) are former New Jersey independent sales agents who allege they should have been classified as employees, and assert claims under New Jersey state law on behalf of (i) a putative class of registered agents in New Jersey who have worked remotely for at least one week since March 9, 2020, and (ii) a putative class of registered agents in New Jersey who trained for at least one week to become sales agents for American Income in New Jersey during the six years prior to September 30, 2022. Plaintiffs make claims under the New Jersey Wage and Hour Law and the New Jersey Wage Payment Law for the alleged failure to pay minimum wages and overtime pay, including for time spent in training, liquidated damages and attorney’s fees and costs. American Income intends to vigorously dispute the individual and class claims, including enforcing the class action waiver and right to individual arbitration found in American Income’s agent contracts, which has been recognized by other courts. On March 27, 2020, Combined Insurance Company of America (“Combined”) filed a lawsuit in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida against Family Heritage Life Insurance Company of America (“Family Heritage”) and two former Combined employees who became appointed as insurance sales agents with Family Heritage (Combined Insurance Company of America v. Reineldo Urgelles, Antonio Pineda, and Family Heritage Life Insurance Company of America, Case No. 2020-007330-CA-01). On May 8, 2020, Combined filed a lawsuit in the 67th District Court of Tarrant County, Texas against Family Heritage and two different former Combined employees who became appointed as insurance sales agents with Family Heritage (Combined Insurance Company of America v. Stephen Hernandez, Francisco Azuero, and Family Heritage Life Insurance Company of America, Case No. 067-316824-20). The lawsuits alleged that the individual insurance sales agents, in violation of their restrictive covenants with Combined, conspired with Family Heritage to improperly solicit Combined policyholders to purchase Family Heritage products, and recruit Combined employees to contract as Family Heritage insurance sales agents. As to Family Heritage, the lawsuits alleged claims for conspiracy and tortious interference with business relations, and sought compensatory damages, as well as injunctive and equitable relief. On July 8, 2020 and July 10, 2020, the Texas and Florida courts, respectively, granted Combined’s requests for a temporary injunction. The Texas temporary injunction was subsequently vacated on appeal as to Family Heritage. Combined’s non-equitable claims in both lawsuits were referred to confidential arbitration. On November 12, 2021, Family Heritage filed a motion for summary judgment and Combined filed motions for partial summary judgment. On December 31, 2021, the arbitrator denied Family Heritage’s motion for summary judgment, and on January 2, 2022, the arbitrator granted Combined’s partial motions for summary judgment. On November 28, 2022, the arbitrator awarded Combined non-material damages related to lost profits and disgorgement, attorneys’ fees and costs, which Family Heritage paid on December 9, 2022. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 96 GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

## Note 7—Liability for Unpaid Claims

Activity in the liability for unpaid health claims is summarized as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Balance at beginning of period** | $ 167,832 | $ 162,261 | $ 163,808 |
| Incurred related to: | | | |
| Current year | 675,785 | 638,054 | 584,936 |
| Prior years | (15,631) | (22,477) | (14,829) |
| Total incurred | 660,154 | 615,577 | 570,107 |
| Paid related to: | | | |
| Current year | 517,855 | 487,096 | 442,127 |
| Prior years | 131,610 | 122,910 | 129,527 |
| Total paid | 649,465 | 610,006 | 571,654 |
| **Balance at end of period** | $ 178,521 | $ 167,832 | $ 162,261 |

At the end of each period, the liability for unpaid health claims includes an estimate of claims incurred but not yet reported to the Company. Such estimates are updated regularly based upon the Company's most recent claims data with recognition of emerging experience trends. Due to the nature of the Company's health business, the payment lags are relatively short and most claims are fully paid within a year from the time incurred. Fluctuations in claims experience can lead to either over or under estimation of the liability for any given year. The difference between the estimate made at the end of the prior period and the actual experience during the period is reflected above under the caption "Incurred related to: Prior years."

Below is the reconciliation of the liability of "Policy claims and other benefits payable" in the *Consolidated Balance Sheets.*

| | December 31, | |
|---|---|---|
| | 2022 | 2021 |
| **Policy claims and other benefits payable:** | | |
| Life insurance | $ 251,506 | $ 245,108 |
| Health insurance | 178,521 | 167,832 |
| Total | $ 430,027 | $ 412,940 |

97

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

## Note 8—Income Taxes

The following table discloses significant components of income taxes for each year presented:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Income tax expense (benefit) from operations:** | | | |
| Current income tax expense (benefit) | $ 138,248 | $ 144,718 | $ 129,647 |
| Deferred income tax expense (benefit) | 28,359 | 22,713 | 35,264 |
| | 166,607 | 167,431 | 164,911 |
| **Shareholders' equity:** | | | |
| Other comprehensive income (loss) | (1,088,098) | (93,480) | 314,845 |
| | $ (921,491) | $ 73,951 | $ 479,756 |

In each of the years 2020 through 2022, deferred income tax expense (benefit) was incurred because of certain differences between net income before income tax expense (benefit) as reported on the *Consolidated Statements of Operations* and taxable income as reported on Globe Life's income tax returns. As explained in *Note 1—Significant Accounting Policies,* these differences caused the consolidated financial statement book values of some assets and liabilities to be different from their respective tax bases.

The effective income tax rate differed from the expected U.S. federal statutory rate of 21% as shown below:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2022 | % | 2021 | % | 2020 | % |
| **Expected federal income tax expense (benefit)** | $ 190,325 | 21.0 | $ 191,602 | 21.0 | $ 188,304 | 21.0 |
| **Increase (reduction) in income taxes resulting from:** | | | | | | |
| Low income housing investments | (11,443) | (1.2) | (12,115) | (1.3) | (11,913) | (1.3) |
| Share-based awards | (5,251) | (0.6) | (5,597) | (0.6) | (5,013) | (0.6) |
| Tax-exempt investment income | (8,961) | (1.0) | (6,977) | (0.8) | (5,830) | (0.6) |
| Other | 1,937 | 0.2 | 518 | 0.1 | (637) | (0.1) |
| **Income tax expense (benefit)** | $ 166,607 | 18.4 | $ 167,431 | 18.4 | $ 164,911 | 18.4 |

98

GL 2022 FORM 10-K

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below: December 31, 2022 2021 Deferred tax assets: Unrealized losses ................................................................................................................................. $ 373,175 $ — Carryover of tax losses........................................................................................................................ 2,470 5,962 Total gross deferred tax assets .................................................................................................... 375,645 5,962 Deferred tax liabilities: Unrealized gains................................................................................................................................... — 713,879 Employee and agent compensation.................................................................................................. 86,063 93,738 Deferred acquisition costs................................................................................................................... 764,813 723,337 Future policy benefits, unearned and advance premiums, and policy claims ............................ 216,268 226,943 Other liabilities ...................................................................................................................................... 17,479 15,738 Total gross deferred tax liabilities................................................................................................. 1,084,623 1,773,635 Net deferred tax liability ....................................................................................................................... $ 708,978 $ 1,767,673 Income Tax Return: Globe Life Inc. and its subsidiaries file a life-nonlife consolidated federal income tax return. The statutes of limitations for the Internal Revenue Service's examination and assessment of additional tax are closed for all tax years prior to 2017 with respect to Globe Life's consolidated federal income tax returns. Management concludes that adequate provision has been made in the consolidated financial statements for any potential assessments that may result from current or future tax examinations and other tax-related matters for all open years. Valuations: Globe Life has a $11.8 million net operating loss (NOL) carryforward at December 31, 2022, of which $7.8 million was created prior to 2017 and will begin to expire in 2032 if not otherwise used to offset future taxable income. The remaining NOL carryforward of $4.0 million may be carried forward indefinitely. A valuation allowance is to be recorded when it is more likely than not that deferred tax assets will not be realized by the Company. No valuation allowance has been recorded relating to Globe Life's deferred tax assets as management has determined that Globe Life will more likely than not have sufficient taxable income in future periods to fully realize its existing deferred tax assets. Globe Life's tax liability is adjusted to include a provision for uncertain tax positions taken or expected to be taken in a tax return. However, during the years 2020 through 2022, Globe Life did not have any uncertain tax positions which resulted in unrecognized tax benefits. Tax penalties and interest: Globe Life's continuing practice is to recognize penalties and interest related to income tax matters in income tax expense. The Company recognized no interest income or expense in its Consolidated Statements of Operations for 2022, 2021 or 2020. The Company had no accrued interest or penalties at December 31, 2022 or 2021. Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 99 GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

**Note 9—Postretirement Benefits**

Globe Life has qualified noncontributory defined benefit pension plans (Pension Plans) and contributory savings plans that cover substantially all employees. There is also a nonqualified noncontributory supplemental executive retirement plan (SERP) that covers a limited number of officers. The tables included herein will focus on the Pension Plans and SERP.

The total cost of these retirement plans charged to operations was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Plan Type:** | | | |
| Defined Contribution Plans[(1)] | $ 5,824 | $ 5,188 | $ 4,855 |
| Defined Benefit Pension Plans[(2)] | 37,040 | 41,778 | 33,826 |

(1) 401K plans.
(2) Qualified pension plans and SERP.

Globe Life accrues expense for the defined contribution plans based on a percentage of the employees' contributions. The plans are funded by the employee contributions and a Globe Life contribution equal to the amount of accrued expense. Plan contributions are both mandatory and discretionary, depending on the terms of the plan.

*Pension Plans:* Cost for the pension plans has been calculated on the projected unit credit actuarial cost method. All plan measurements for the pension plans are as of December 31 of the respective year. The pension plans covering the majority of employees are qualified and funded. Contributions are made to funded pension plans subject to minimums required by regulation and maximums allowed for tax purposes.

Globe Life's SERP provides an additional supplemental defined pension benefit to a limited number of officers. The supplemental benefit is based on the participant's qualified plan benefit without consideration to the regulatory limits on compensation and benefit payments applicable to qualified plans, except that eligible compensation is capped at $1 million. The SERP is nonqualified and unfunded. However, a Rabbi Trust has been established to support the liability for this plan. The Rabbi Trust consists of life insurance policies on the lives of plan participants with an unaffiliated insurance carrier as well as an investment account. Since this plan is nonqualified, the investments and the policyholder value of the insurance policies in the Rabbi Trust are not included as defined benefit plan assets, but rather assets of the Company. They are included in "Other Assets" in the *Consolidated Balance Sheets*.

Defined benefit and SERP plan contributions were $29.8 million in 2022, $17.9 million in 2021, and $21.9 million in 2020. In 2023, the Company does not expect to increase contributions to the plans from what was contributed in 2022.

100

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

*Pension Assets:* Plan assets in the funded plans consist primarily of investments in marketable fixed maturities and equity securities that are valued at fair value. Globe Life measures the fair value of its financial assets, including the assets in its benefit plans, in accordance with accounting guidance which establishes a hierarchy for asset values and provides a methodology for the measurement of value. Please refer to *Note 1—Significant Accounting Policies* under the caption *Fair Value Measurements, Investments in Securities* for a complete discussion of valuation procedures. The following table presents the assets of the Company's pension plans at December 31, 2022 and 2021.

**Pension Assets by Component at December 31, 2022**

| | Fair Value Determined by: | | | | |
|---|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Amount | % of Total |
| Corporate bonds: | | | | | |
| Financial | $ — | $ 35,649 | $ — | $ 35,649 | 7 |
| Utilities | — | 23,436 | — | 23,436 | 5 |
| Energy | — | 12,776 | — | 12,776 | 3 |
| Other corporates | — | 56,786 | — | 56,786 | 11 |
| Total corporate bonds | — | 128,647 | — | 128,647 | 26 |
| Exchange traded fund[(1)] | 258,297 | — | — | 258,297 | 52 |
| U.S. Government and Agency | — | 44,213 | — | 44,213 | 9 |
| Other bonds | — | 200 | — | 200 | — |
| Guaranteed annuity contract[(2)] | — | 43,116 | — | 43,116 | 8 |
| Short-term investments | 4,467 | — | — | 4,467 | 1 |
| Other | 6,547 | — | — | 6,547 | 1 |
| | $ 269,311 | $ 216,176 | $ — | 485,487 | 97 |
| Other long-term investments[(3)] | | | | 14,288 | 3 |
| **Total pension assets** | | | | $ 499,775 | 100 |

(1) A fund including marketable securities that mirror the S&P 500 index.
(2) Representing a guaranteed annuity contract issued by Globe Life Inc.'s subsidiary, American Income Life Insurance Company, to fund the obligations of the American Income Life Insurance Company Collective Bargaining Agreement Employees Pension Plan.
(3) Included in other long-term investments is an investment fund that reports the Globe Life Inc. Pension Plan's pro-rata share of the limited partnership's net asset value per share or its equivalent (NAV), as a practical expedient for fair value. The Globe Life Inc. Pension Plan owns less than 1% of the investment fund. As of December 31, 2022, the expected term of the investment fund is approximately 2 years and the commitment of the investment is fully funded. The investment is non-redeemable.

101
GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

**Pension Assets by Component at December 31, 2021**

| | Fair Value Determined by: | | | | |
|---|---|---|---|---|---|
| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Amount | % of Total |
| Corporate bonds: | | | | | |
| Financial | $ — | $ 52,522 | $ — | $ 52,522 | 9 |
| Utilities | — | 43,663 | — | 43,663 | 7 |
| Energy | — | 22,719 | — | 22,719 | 4 |
| Other corporates | — | 88,673 | — | 88,673 | 15 |
| Total corporate bonds | — | 207,577 | — | 207,577 | 35 |
| Exchange traded fund[(1)] | 315,720 | — | — | 315,720 | 52 |
| Other bonds | — | 239 | — | 239 | — |
| Guaranteed annuity contract[(2)] | — | 34,743 | — | 34,743 | 6 |
| Short-term investments | 13,731 | — | — | 13,731 | 2 |
| Other | 10,388 | — | — | 10,388 | 2 |
| | $ 339,839 | $ 242,559 | $ — | 582,398 | 97 |
| Other long-term investments[(3)] | | | | 15,149 | 3 |
| **Total pension assets** | | | | $ 597,547 | 100 |

(1) A fund including marketable securities that mirror the S&P 500 index.
(2) Representing a guaranteed annuity contract issued by Globe Life Inc.'s subsidiary, American Income Life Insurance Company, to fund the obligations of the American Income Life Insurance Company Collective Bargaining Agreement Employees Pension Plan.
(3) Included in other long-term investments is an investment fund that reports the Globe Life Inc. Pension Plan's pro-rata share of the limited partnership's net asset value per share or its equivalent (NAV), as a practical expedient for fair value. The Globe Life Inc. Pension Plan owns approximately 1% of the investment fund. As of December 31, 2021, the expected term of the investment fund was approximately 3 years and the commitment of the investment is fully funded. The investment is non-redeemable.

Globe Life's investment objectives for its plan assets include preservation of capital and purchasing power as well as long-term growth. Globe Life seeks to preserve capital through investments made in high quality securities with adequate diversification by issuer and industry sector to minimize risk. The portfolio is monitored continuously for changes in quality and diversification mix. The preservation of purchasing power is intended to be accomplished through asset growth, exclusive of contributions and withdrawals in excess of the rate of inflation. Globe Life intends to maintain investments that when combined with future plan contributions will produce adequate long-term growth to provide for all plan obligations. It is also Globe Life's objective that the portfolio's investment return will meet or exceed the return of a balanced market index.

The majority of the securities in the portfolio are highly marketable so that there will be adequate liquidity to meet projected payments. There are no specific policies calling for asset durations to match those of benefit obligations.

Allowed investments are limited to equities, fixed maturities, and short-term investments (invested cash). The assets are to be invested in a mix of equity and fixed income investments that best serve the objectives of the pension plan. Factors to be considered in determining the asset mix include funded status, annual pension expense, annual pension contributions, and balance sheet liability. Equities can include common and preferred stocks, securities convertible into equities, mutual funds and exchange traded funds that invest in equities, equity interests in limited partnerships, and other equity-related investments. Primarily, equities are listed on major exchanges and adequate market liquidity is required. Fixed maturities primarily consist of marketable debt securities rated investment grade at purchase by a major rating agency. Short-term investments include fixed maturities with original maturities of less than one year and invested cash. Investments outside of the aforementioned list are not permitted, except by prior approval of the Plan's Trustees.

102

GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

The investment portfolio is well diversified to avoid undue exposure to a single sector, industry, business, or security. The equity and fixed maturity portfolios are not permitted to invest in any single issuer that would exceed 10% of total plan assets at the time of purchase. The Company does not employ any other special risk management techniques, such as derivatives, in managing the pension investment portfolio.

Globe Life's equity securities include an exchange traded fund that mirrors the S&P 500 index which better aligns with a passive approach rather than an actively managed portfolio. At December 31, 2022, there were no restricted investments contained in the portfolio. Plan contributions have been invested primarily in fixed maturity and equity securities during the three years ended December 31, 2022.

*SERP:* The following tables include premiums paid for the company owned life insurance (COLI) for the three years ended December 31, 2022 and investments of the Rabbi Trust for the two years ended December 31, 2022.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Premiums paid for insurance coverage | $ 443 | $ 2,193 | $ 2,480 |

| | At December 31, | |
|---|---|---|
| | 2022 | 2021 |
| **Total investments:** | | |
| COLI | $ 54,681 | $ 52,791 |
| Exchange traded funds | 71,258 | 87,133 |
| | $ 125,939 | $ 139,924 |

*Pension Liability:* The following table presents projected benefit obligation (PBO) and accumulated benefit obligation (ABO) for the pension plans and SERP at December 31, 2022 and 2021.

**Pension Liability**

| | December 31, | | | |
|---|---|---|---|---|
| | 2022 | | 2021 | |
| | PBO | ABO | PBO | ABO |
| Pension plans | $ 492,103 | $ 458,510 | $ 686,917 | $ 601,647 |
| SERP | 70,464 | 67,776 | 92,017 | 87,915 |
| **Benefit Obligation** | $ 562,567 | $ 526,286 | $ 778,934 | $ 689,562 |

For the year-ended December 31, 2022, the pension plans have plan assets with fair values in excess of projected benefit obligations. The projected benefit obligations and the fair value of plan assets were as follows:

| | At December 31, | |
|---|---|---|
| | 2022 | 2021 |
| Funded benefit pension plans PBO | $ 492,103 | $ 686,917 |
| Funded benefit pension plans fair value of plan assets | 499,775 | 597,547 |

103

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

For the year-ended December 31, 2022, the funded benefit pension plans have plan assets with fair value in excess of the accumulated benefit obligations. The accumulated benefit obligations and the fair value of plan assets were as follows:

| | At December 31, | |
|---|---|---|
| | 2022 | 2021 |
| Funded benefit pension plans ABO | $ 458,510 | $ 601,647 |
| Funded benefit pension plans fair value of plan assets | 499,775 | 597,547 |

The following table discloses the assumptions used to determine Globe Life's pension liabilities and costs for the appropriate periods. The discount and compensation increase rates are used to determine current year projected benefit obligations and subsequent year pension expense. The long-term rate of return is used to determine current year expense. Differences between assumptions and actual experience are included in actuarial gain or loss.

**Weighted Average Pension Plan Assumptions**

| ***For Benefit Obligations at December 31:*** | 2022 | 2021 |
|---|---|---|
| Discount rate | 5.71 % | 3.19 % |
| Rate of compensation increase | 4.40 | 4.43 |

| ***For Periodic Benefit Cost for the Year:*** | 2022 | 2021 | 2020 |
|---|---|---|---|
| Discount rate | 3.19 % | 2.92 % | 3.49 % |
| Expected long-term returns | 6.98 | 6.67 | 6.67 |
| Rate of compensation increase | 4.43 | 3.97 | 3.97 |

The discount rate is determined based on the expected duration of plan liabilities. A yield is then derived based on the current market yield of a hypothetical portfolio of high quality corporate bonds that match the liability's average life. The rate of compensation increase is projected based on Company experience, modified as appropriate for future expectations. The expected long-term rate of return on plan assets is management's best estimate of the average rate of earnings expected to be received on the assets invested in the plan over the benefit period. In determining this assumption, consideration is given to the historical rate of return earned on the assets, the projected returns over future periods, and the discount rate used to compute benefit obligations.

Net periodic benefit cost for the defined benefit plans by expense component was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Service cost—benefits earned during the period | $ 34,624 | $ 31,672 | $ 24,461 |
| Interest cost on projected benefit obligation | 24,445 | 21,957 | 22,825 |
| Expected return on assets | (35,539) | (32,331) | (29,561) |
| Amortization of prior service cost (credit) | 1,077 | 631 | 632 |
| Recognition of actuarial gain (loss) | 12,433 | 19,849 | 15,469 |
| **Net periodic benefit cost** | $ 37,040 | $ 41,778 | $ 33,826 |

104

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

An analysis of the impact on other comprehensive income (loss) concerning pensions and other postretirement benefits is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Balance at January 1** | $ (131,239) | $ (208,770) | $ (182,233) |
| Amortization of: | | | |
| Prior service cost (credit) | 1,077 | 631 | 632 |
| Net actuarial (gain) loss[1] | 12,677 | 20,166 | 16,000 |
| Total amortization | 13,754 | 20,797 | 16,632 |
| Plan amendments | — | (4,565) | — |
| Experience gain (loss)[2] | 119,055 | 61,299 | (43,169) |
| **Balance at December 31** | $ 1,570 | $ (131,239) | $ (208,770) |

(1) Includes amortization of postretirement benefits other than pensions of $289 thousand in 2022, $228 thousand in 2021, and $302 thousand in 2020.
(2) The increase in the experience gain (loss) is related to an increase discount rate.

The following table presents a reconciliation from the beginning to the end of the year of the PBO and plan assets for the pension plans and SERP. This table also presents the amounts previously recognized as a component of accumulated other comprehensive income.

**Pension Benefits**

| | Year Ended December 31, | |
|---|---|---|
| | 2022 | 2021 |
| **Changes in PBO:** | | |
| PBO at beginning of year | $ 778,934 | $ 763,313 |
| Service cost | 34,624 | 31,672 |
| Interest cost | 24,445 | 21,957 |
| Plan amendments | — | 4,565 |
| Actuarial loss (gain) | (241,995) | (16,938) |
| Benefits paid | (33,441) | (25,635) |
| PBO at end of year | 562,567 | 778,934 |
| **Changes in plan assets:** | | |
| Fair value at beginning of year | 597,547 | 529,532 |
| Return on assets | (94,175) | 75,792 |
| Contributions | 29,844 | 17,858 |
| Benefits paid | (33,441) | (25,635) |
| Fair value at end of year | 499,775 | 597,547 |
| **Funded status at year end** | $ (62,792) | $ (181,387) |

Changes in the PBO related to actuarial losses (gains) are primarily attributed to changes in the discount rate.

| | Year Ended December 31, | |
|---|---|---|
| **Amounts recognized in accumulated other comprehensive income consist of:** | 2022 | 2021 |
| Net loss (gain) | $ (4,497) | $ 120,217 |
| Prior service cost | 7,569 | 8,647 |
| Net amounts recognized at year end | $ 3,072 | $ 128,864 |

105

GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

Globe Life has estimated its expected pension benefits to be paid over the next ten years as of December 31, 2022. These estimates use the same assumptions that measure the benefit obligation at December 31, 2022, taking estimated future employee service into account. Those estimated benefits are as follows:

| | |
|---|---|
| **For the year(s):** | |
| 2023 | $ 26,882 |
| 2024 | 29,653 |
| 2025 | 30,948 |
| 2026 | 33,242 |
| 2027 | 35,359 |
| 2028-2032 | 207,853 |

### Note 10—Supplemental Disclosures of Cash Flow Information

The following table summarizes Globe Life's noncash transactions, which are not reflected on the *Consolidated Statements of Cash Flows:*

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Stock-based compensation not involving cash | $ 35,650 | $ 30,272 | $ 35,892 |
| Commitments for low-income housing interests | 136,882 | 177,010 | 161,503 |
| Exchanges of fixed maturity investments | 147,612 | 109,226 | 219,807 |
| Net unsettled security trades | — | 6,963 | 1,669 |
| Noncash tax credits | 1,000 | 1,883 | — |

The following table summarizes certain amounts paid during the period:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Interest paid | $ 88,814 | $ 83,072 | $ 83,518 |
| Income taxes paid | 114,888 | 96,218 | 76,701 |

106

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

## Note 11—Debt

The following table presents information about the terms and outstanding balances of Globe Life's debt.

### Selected Information about Debt Issues

| | | | | As of December 31, 2022 | | | | December 31, 2021 |
|---|---|---|---|---|---|---|---|---|
| Instrument | Issue Date | Maturity Date | Coupon Rate | Par Value | Unamortized Discount & Issuance Costs | Book Value | Fair Value | Book Value |
| Senior notes | 5/27/1993 | 5/15/2023 | 7.875% | $ 165,612 | $ (112) | $ 165,500 | $ 166,819 | $ 165,216 |
| Senior notes[(2)] | 9/24/2012 | 9/15/2022 | 3.800% | — | — | — | — | 149,752 |
| Senior notes | 9/27/2018 | 9/15/2028 | 4.550% | 550,000 | (4,399) | 545,601 | 534,501 | 544,949 |
| Senior notes | 8/21/2020 | 8/15/2030 | 2.150% | 400,000 | (3,781) | 396,219 | 314,996 | 395,778 |
| Senior notes[(1)] | 5/19/2022 | 6/15/2032 | 4.800% | 250,000 | (4,507) | 245,493 | 236,263 | — |
| Junior subordinated debentures | 11/17/2017 | 11/17/2057 | 5.275% | 125,000 | (1,590) | 123,410 | 121,817 | 123,396 |
| Junior subordinated debentures | 6/14/2021 | 6/15/2061 | 4.250% | 325,000 | (7,771) | 317,229 | 232,700 | 317,155 |
| | | | | 1,815,612 | (22,160) | 1,793,452 | 1,607,096 | 1,696,246 |
| Less current maturity of long-term debt | | | | 165,612 | (112) | 165,500 | 166,819 | 149,752 |
| **Total long-term debt** | | | | 1,650,000 | (22,048) | 1,627,952 | 1,440,277 | 1,546,494 |
| | | | | | | | | |
| Current maturity of long-term debt | | | | 165,612 | (112) | 165,500 | 166,819 | 149,752 |
| Commercial paper | | | | 285,000 | (1,397) | 283,603 | 283,604 | 329,892 |
| **Total short-term debt** | | | | 450,612 | (1,509) | 449,103 | 450,423 | 479,644 |
| | | | | | | | | |
| **Total debt** | | | | $ 2,100,612 | $ (23,557) | $ 2,077,055 | $ 1,890,700 | $ 2,026,138 |

(1) An additional $150 million par value and book value is held by insurance subsidiaries that eliminates in consolidation.
(2) The $300 million of 3.80% Senior notes matured on September 15, 2022, of which $150 million was owned by Globe Life affiliates.

The commercial paper has the highest priority of all the debt, followed by senior notes then junior subordinated debentures. The senior notes due 2023 are noncallable, the remaining senior notes are callable under a make-whole provision, and the junior subordinated debentures are subject to an optional redemption five years from issuance. Interest on the 4.25% junior subordinated debentures is payable quarterly while all other long-term debt is payable semi-annually.

*Contractual Debt Obligations:* The following table presents expected scheduled principal payments under our contractual debt obligations:

| | Year Ended December 31, 2023 | 2024 | 2025 | 2026 | 2027 | Thereafter |
|---|---|---|---|---|---|---|
| Debt obligations | $ 450,612 | $ — | $ — | $ — | $ — | $ 1,650,000 |

107

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

*Credit Facility:* On September 30, 2021, Globe Life amended the credit agreement dated August 24, 2020, which provides for a $750 million revolving credit facility that may be increased to $1 billion upon approval of the participating banks. The amended credit facility matures September 30, 2026, and may be extended up to two one-year periods upon the Company's request. Pursuant to this agreement, the participating lenders have agreed to make revolving loans to Globe Life and to issue secured or unsecured letters of credit. The Company has not drawn on any of the credit to date. The facility is further designated as a back-up credit line for a commercial paper program under which the Company may either borrow from the credit line or issue commercial paper at any time, with total commercial paper outstanding not to exceed the facility maximum of $750 million, less any letters of credit issued. Interest is charged at variable rates. In accordance with the agreement, Globe Life is subject to certain covenants regarding capitalization. As of December 31, 2022, the Company was in full compliance with these covenants.

Commercial paper outstanding and any long-term debt due within one year are reported as short-term debt on the Consolidated Balance Sheets. A table presenting selected information concerning Globe Life's commercial paper borrowings is presented below.

**Credit Facility - Commercial Paper**

| | At December 31, | |
|---|---|---|
| | 2022 | 2021 |
| Balance at end of period (at par value) | $ 285,000 | $ 330,033 |
| Annualized interest rate | 4.78 % | 0.29 % |
| Letters of credit outstanding | $ 125,000 | $ 125,000 |
| Remaining amount available under credit line | 340,000 | 294,967 |

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Average balance outstanding during period | $ 322,531 | $ 311,049 | $ 318,409 |
| Daily-weighted average interest rate (annualized) | 1.89 % | 0.23 % | 1.50 % |
| Maximum daily amount outstanding during period | $ 500,529 | $ 465,033 | $ 482,000 |

*Long-term Debt:* On May 19, 2022, Globe Life completed the issuance of $400 million principal amount of 4.8% Senior notes due June 15, 2032, of which $150 million is owned by Globe Life affiliates. Total proceeds received by the Parent from the issuance, net of the underwriters' discount, were $395 million. The proceeds were used to fund $300 million of 3.8% Senior notes, of which $150 million was owned by Globe Life affiliates, that matured on September 15, 2022, as well as for the reduction of commercial paper and other general corporate purposes.

*Federal Home Loan Bank (FHLB):* In 2021, four of our insurance subsidiaries became members of the FHLB of Dallas. FHLB membership provides the insurance subsidiaries with access to various low-cost collateralized borrowings and funding agreements. The membership requires ownership of FHLB common stock, as well as the purchase of activity-based common stock equal to approximately 4.1% of outstanding borrowings.

Globe Life owns $14.3 million in FHLB common stock as of December 31, 2022 and $7.9 million as of December 31, 2021. The FHLB stock is restricted for the duration of the membership and recorded at cost (par) as required by applicable guidance. The FHLB stock is included in "Other long-term investments" in the *Consolidated Balance Sheets.*

Borrowings with the FHLB are subject to the availability of pledged assets at Globe Life. As of December 31, 2022, Globe Life's maximum borrowing capacity under the FHLB facility was approximately $597 million, based on pledged assets with a fair value of $746 million. As of December 31, 2022, $23 million was outstanding with the FHLB, and was included in "Other policyholders' funds" on the *Consolidated Balance Sheets.*

108

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

**Note 12—Shareholders' Equity**

*Share Data:* A summary of common share activity is presented in the following chart.

| | Common Stock | |
|---|---|---|
| | Issued | Treasury Stock |
| **2020:** | | |
| Balance at January 1, 2020 | 117,218,183 | (9,497,940) |
| Grants of restricted stock | — | 4,548 |
| Vesting of performance shares | — | 271,843 |
| Issuance of common stock due to exercise of stock options | — | 936,289 |
| Treasury stock acquired | — | (5,135,439) |
| Retirement of treasury stock | (4,000,000) | 4,000,000 |
| **Balance at December 31, 2020** | 113,218,183 | (9,420,699) |
| **2021:** | | |
| Grants of restricted stock | — | 10,031 |
| Vesting of performance shares | — | 210,155 |
| Issuance of common stock due to exercise of stock options | — | 1,191,704 |
| Treasury stock acquired | — | (5,642,036) |
| Retirement of treasury stock | (4,000,000) | 4,000,000 |
| **Balance at December 31, 2021** | 109,218,183 | (9,650,845) |
| **2022:** | | |
| Grants of restricted stock | — | 10,746 |
| Vesting of performance shares | — | 66,751 |
| Issuance of common stock due to exercise of stock options | — | 1,519,728 |
| Treasury stock acquired | — | (4,424,668) |
| Retirement of treasury stock | (4,000,000) | 4,000,000 |
| **Balance at December 31, 2022** | 105,218,183 | (8,478,288) |

There was no activity related to the preferred stock in years 2020 through 2022.

*Acquisition of Common Shares:* Globe Life shares are acquired through open market purchases under the Globe Life stock repurchase program when it is determined to be the best use of Globe Life's excess cash flows. This yields a return that is better than available alternatives and exceeds our cost of equity. When stock options are exercised, proceeds from the exercises are generally used to repurchase approximately the number of shares available with those funds in order to reduce dilution. See the following summary below:

| | Globe Life Share Repurchase Program | | | Share Repurchase for Dilution Purposes | | |
|---|---|---|---|---|---|---|
| | Shares Acquired (in thousands) | Total Cost | Average Price | Shares Acquired (in thousands) | Total Cost | Average Price |
| **2022** | 3,322 | $ 335,145 | $ 100.90 | 1,103 | $ 119,493 | $ 108.33 |
| **2021** | 4,784 | 455,030 | 95.11 | 858 | 86,405 | 100.75 |
| **2020** | 4,459 | 380,112 | 85.24 | 676 | 63,754 | 94.28 |

109

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

*Restrictions:* Restrictions exist on the flow of funds to Globe Life Inc. from its insurance subsidiaries. Statutory regulations require life insurance subsidiaries to maintain certain minimum amounts of capital and surplus. Dividends from insurance subsidiaries of Globe Life Inc. are restricted based on regulations by their states of domicile. Additionally, insurance company distributions are generally not permitted in excess of statutory surplus. Subsidiaries are also subject to certain minimum capital requirements. Subsidiaries of Globe Life paid cash dividends to the Parent Company in the amount of $407 million in 2022, $479 million in 2021, and $486 million in 2020. As of December 31, 2022, dividends from insurance subsidiaries to the Parent Company available to be paid in 2023 are limited to the amount of $420 million without regulatory approval, such that $1.2 billion was considered restricted net assets of the subsidiaries. Dividends exceeding these limitations may be available during the year pending regulatory approval. While there are no legal restrictions on the payment of dividends to shareholders from Globe Life's retained earnings, retained earnings as of December 31, 2022, were restricted by lenders' covenants which require the Company to maintain and not distribute $4.3 billion from its total consolidated retained earnings of $6.5 billion.

*Earnings per Share:* A reconciliation of basic and diluted weighted-average shares outstanding used in the computation of basic and diluted earnings per share is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| Basic weighted average shares outstanding | 97,927,770 | 102,069,781 | 106,075,267 |
| Weighted average dilutive options outstanding | 1,056,874 | 1,100,351 | 1,149,327 |
| Diluted weighted average shares outstanding | 98,984,644 | 103,170,132 | 107,224,594 |
| Antidilutive shares | 31,269 | 2,412,884 | 2,476,019 |

Antidilutive shares are excluded from the calculation of diluted earnings per share. All antidilutive shares noted above result from outstanding out of the money employee and Director stock options.

## Note 13—Stock-Based Compensation

Globe Life's stock-based compensation consists of stock options, restricted stock, restricted stock units, and performance shares. Certain employees and members of the board of directors (directors) have been granted fixed equity options to buy shares of Globe Life stock at the market value of the stock on the date of grant, under the provisions of the Globe Life stock option plans. The options are exercisable during the period commencing from the date they vest until expiring according to the terms of the grant. Options generally expire the earlier of employee termination or option contract term, which are either seven-year or ten-year terms. Options generally vest in accordance with the following schedule:

| | | Shares vested by period | | | | | |
|---|---|---|---|---|---|---|---|
| | Contract Period | 6 Months | Year 1 | Year 2 | Year 3 | Year 4 | Year 5 |
| **Directors** | 7 years | 100% | —% | —% | —% | —% | —% |
| **Employees** | 7 years | —% | —% | 50% | 50% | —% | —% |
| **Employees** | 10 years | —% | —% | 25% | 25% | 25% | 25% |

All employee options vest immediately upon retirement on or after the attainment of age 65, upon death, or disability. Globe Life generally issues shares for the exercise of stock options from treasury stock. The Company generally uses the proceeds from option exercises to buy shares of Globe Life common stock in the open market to reduce the dilution from option exercises.

110

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

An analysis of shares available for grant is as follows:

| | Available for Grant | | |
|---|---|---|---|
| | 2022 | 2021 | 2020 |
| **Balance at January 1,** | 4,727,088 | 5,984,418 | 7,167,718 |
| Options expired and forfeited during year[1] | 13,405 | 5,304 | 3,325 |
| Performance shares expired and forfeited during year[2] | 23,250 | 34,255 | 35,495 |
| Options granted during year[1] | (1,105,180) | (1,091,495) | (1,127,610) |
| Restricted stock, restricted stock units, and performance shares granted[2] | (480,677) | (205,394) | (94,510) |
| **Balance at December 31,** | 3,177,886 | 4,727,088 | 5,984,418 |

(1) Plan allows for grant of options such that each grant reduces shares available for grant in a range from 0.85 share to 1.0 share.
(2) Plan allows for grant of restricted stock such that each stock grant reduces shares available for grant in a range from 3.10 shares to 3.88 shares.

A summary of stock compensation activity for each of the three years ended December 31, 2022, is presented below:

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Stock-based compensation expense recognized[1] | $ 35,650 | $ 30,272 | $ 35,892 |
| Tax benefit recognized | 12,738 | 11,954 | 12,550 |

(1) No stock-based compensation expense was capitalized in any period in accordance with applicable GAAP.

Additional stock compensation information is as follows at December 31:

| | 2022 | 2021 |
|---|---|---|
| Unrecognized compensation[1] | $ 33,977 | $ 26,602 |
| Weighted average period of expected recognition (in years)[1] | 0.56 | 0.57 |

(1) Includes restricted stock and performance shares.

No equity awards were cash settled during the three years ended December 31, 2022.

*Options:* The following table summarizes information about stock options outstanding at December 31, 2022.

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life (Years) | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| $37.40 - $83.17 | 2,091,530 | 2.65 | $ 77.06 | 2,091,530 | $ 77.06 |
| 87.60 - 90.21 | 1,025,535 | 3.30 | 87.64 | 910,379 | 87.65 |
| 92.40 - 98.32 | 1,283,538 | 4.98 | 98.27 | 14,613 | 93.57 |
| 100.74 | 1,237,167 | 4.03 | 100.74 | 619,080 | 100.74 |
| 103.23 - 105.56 | 1,324,604 | 6.10 | 103.29 | 31,269 | 105.56 |
| $37.40 - $105.56 | 6,962,374 | 4.08 | $ 91.73 | 3,666,871 | $ 84.00 |

111

GL 2022 FORM 10-K

**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

An analysis of option activity for each of the three years ended December 31, 2022, is as follows:

| | 2022 | | 2021 | | 2020 | |
|---|---|---|---|---|---|---|
| | Options | Weighted-Average Exercise Price | Options | Weighted-Average Exercise Price | Options | Weighted-Average Exercise Price |
| **Outstanding—beginning of year** | 7,197,662 | $ 85.11 | 7,111,231 | $ 78.28 | 6,724,358 | $ 70.07 |
| Granted: | | | | | | |
| 7-year term | 1,300,211 | 103.20 | 1,284,112 | 98.28 | 1,326,599 | 100.85 |
| Exercised | (1,519,728) | 70.14 | (1,191,704) | 58.59 | (936,289) | 51.37 |
| Expired and forfeited | (15,771) | 96.54 | (5,977) | 74.15 | (3,437) | 75.27 |
| **Outstanding—end of year** | 6,962,374 | $ 91.73 | 7,197,662 | $ 85.11 | 7,111,231 | $ 78.28 |
| **Exercisable at end of year** | 3,666,871 | $ 84.00 | 3,659,755 | $ 75.55 | 3,389,399 | $ 67.19 |

Additional information about Globe Life's stock option activity as of December 31, 2022 and 2021 is as follows:

| | 2022 | 2021 |
|---|---|---|
| **Outstanding options:** | | |
| Weighted-average remaining contractual term (in years) | 4.08 | 4.31 |
| Aggregate intrinsic value | $ 200,681 | $ 77,329 |
| **Exercisable options:** | | |
| Weighted-average remaining contractual term (in years) | 3.01 | 3.27 |
| Aggregate intrinsic value | $ 134,033 | $ 66,978 |

Selected stock option activity for the three years ended December 31, 2022, is presented below:

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Weighted-average grant-date fair value of options granted (per share) | $ 22.03 | $ 18.01 | $ 14.64 |
| Intrinsic value of options exercised | 58,201 | 50,641 | 40,517 |
| Cash received from options exercised | 106,592 | 69,826 | 48,093 |
| Actual tax benefit received | 11,907 | 10,545 | 8,508 |

Additional information concerning Globe Life's unvested options is as follows at December 31:

| | 2022 | 2021 |
|---|---|---|
| Number of shares outstanding | 3,295,503 | 3,537,907 |
| Weighted-average exercise price (per share) | $ 100.33 | $ 94.99 |
| Weighted-average remaining contractual term (in years) | 5.26 | 5.37 |
| Aggregate intrinsic value | $ 66,647 | $ 10,352 |

Globe Life expects that substantially all unvested options will vest.

*Restricted Stock:* Restricted stock grants consist of time-vested grants, restricted stock units, and performance shares. Time-vested restricted stock is available to directors and vests over six months. Restricted stock units are also available to directors. The restricted stock units vest over six months and are not converted to shares until the directors' retirement, death, or disability. Director restricted stock and restricted stock units are generally granted on the first business day of the year. Performance shares are granted to a limited number of senior executives. Performance shares have a three-year performance period and are not settled in shares until the certification of the

112

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

three-year performance period. While the grant specifies a stated target number of shares, the determination of the actual settlement in shares will be based on the achievement of certain performance objectives of Globe Life over the three-year performance period. Certain executive restricted stock and performance share grants contain terms related to age that could accelerate vesting.

Following are the restricted stock units outstanding for each of the three years ended December 31, 2022.

| Year of grants | Outstanding as of year end |
|---|---|
| 2020 | 77,167 |
| 2021 | 84,426 |
| 2022 | 93,381 |

Below is the final determination of the performance share grants in 2018 to 2020:

| Year of grants | Final settlement of shares | Final settlement date |
|---|---|---|
| 2018 | 210,155 | February 24, 2021 |
| 2019 | 66,751 | February 23, 2022 |
| 2020 | 84,298 | February 22, 2023 |

For the 2021 and 2022 performance share grants, actual shares that could be distributed range from 0 to 209 thousand for the 2021 grants and 0 to 220 thousand shares for the 2022 grants.

A summary of restricted stock grants for each of the years in the three-year period ended December 31, 2022, is presented in the table below.

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| **Directors restricted stock:** | | | |
| Shares | 10,746 | 10,031 | 4,548 |
| Price per share | $ 94.94 | $ 92.40 | $ 105.56 |
| Aggregate value | $ 1,020 | $ 927 | $ 480 |
| Percent vested | 100% | 97% | 100% |
| **Directors restricted stock units (including dividend equivalents):** | | | |
| Shares | 8,956 | 7,258 | 6,161 |
| Price per share | $ 95.62 | $ 92.60 | $ 103.32 |
| Aggregate value | $ 856 | $ 672 | $ 637 |
| Percent vested | 100% | 96% | 100% |
| **Performance shares:** | | | |
| Target shares | 146,500 | 139,500 | 151,200 |
| Target price per share | $ 103.23 | $ 98.32 | $ 100.74 |
| Aggregate value | $ 15,123 | $ 13,716 | $ 15,232 |
| Percent vested | —% | —% | —% |

Time-vested restricted stockholders are entitled to dividend payments on the unvested stock. Restricted stock unit holders are entitled to dividend equivalents. These equivalents are granted in the form of additional restricted stock units and vest immediately upon grant. Dividend equivalents are applicable only to restricted stock units. Performance shareholders are not entitled to dividend equivalents and are not entitled to dividend payments until the shares are vested and settled.

113

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

An analysis of nonvested restricted stock is as follows:

| | Executive Restricted Stock | Executive Performance Shares | Directors Restricted Stock | Directors Restricted Stock Units | Total |
|---|---|---|---|---|---|
| **2020:** | | | | | |
| Balance at December 31, 2019 | — | 716,542 | — | — | 716,542 |
| Grants | — | 151,200 | 4,548 | 6,161 | 161,909 |
| Additional performance shares[1] | — | (65,473) | — | — | (65,473) |
| Restriction lapses | — | (271,843) | (4,548) | (6,161) | (282,552) |
| Forfeitures | — | (11,450) | — | — | (11,450) |
| Balance at December 31, 2020 | — | 518,976 | — | — | 518,976 |
| **2021:** | | | | | |
| Grants | — | 139,500 | 10,031 | 7,258 | 156,789 |
| Additional performance shares[1] | — | (94,883) | — | — | (94,883) |
| Restriction lapses | — | (210,155) | (9,742) | (6,969) | (226,866) |
| Forfeitures | — | (11,050) | — | — | (11,050) |
| Balance at December 31, 2021 | — | 342,388 | 289 | 289 | 342,966 |
| **2022:** | | | | | |
| Grants | — | 146,500 | 10,746 | 8,956 | 166,202 |
| Additional performance shares[1] | — | (16,102) | — | — | (16,102) |
| Restriction lapses | — | (66,751) | (11,035) | (9,245) | (87,031) |
| Forfeitures | — | (7,500) | — | — | (7,500) |
| Balance at December 31, 2022 | — | 398,535 | — | — | 398,535 |

(1) Estimated additional (reduced) share grants expected due to achievement of performance criteria.

An analysis of the weighted-average grant-date fair values per share of nonvested restricted stock is as follows for the year 2022:

| | Executive Restricted Stock | Executive Performance Shares | Directors Restricted Stock | Directors Restricted Stock Units |
|---|---|---|---|---|
| **Grant-date fair value per share at January 1, 2022** | $ — | $ 94.75 | $ 92.56 | $ 92.56 |
| Grants | — | 103.23 | 94.94 | 94.94 |
| Estimated additional performance shares | — | (81.42) | — | — |
| Restriction lapses | — | (82.56) | (94.88) | (94.94) |
| Forfeitures | — | (82.56) | — | — |
| **Grant-date fair value per share at December 31, 2022** | — | 100.68 | — | — |

114

GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

**Note 14—Business Segments**

Globe Life is organized into four segments: life insurance, supplemental health insurance, annuities, and investments. In addition, other expenses not included in these segments are reported in "Corporate & Other."

Globe Life's reportable insurance segments are based on the insurance product lines it markets and administers: life insurance, supplemental health insurance, and annuities. These major product lines are set out as reportable segments because of the common characteristics of products within these categories, comparability of margins, and the similarity in regulatory environment and management techniques. There is also an investment segment which manages the investment portfolio, debt, and cash flow for the insurance segments and the corporate function. The Company's chief operating decision makers evaluate the overall performance of the operations of the Company in accordance with these segments.

Life insurance products marketed by Globe Life include traditional whole life and term life insurance. An immaterial amount of annuities sold as companion products are included in the life segment. Health insurance products are generally guaranteed renewable and include Medicare Supplement, critical illness, accident, and limited-benefit supplemental hospital and surgical coverage. Annuities include fixed-benefit contracts.

Globe Life markets its insurance products through a number of distribution channels, each of which sells the products of one or more of Globe Life's insurance segments. Our distribution channels consist of the following exclusive agencies: American Income Life Division (American Income), Liberty National Division (Liberty National) and Family Heritage Division (Family Heritage); an independent agency, United American Division (United American); and our Direct to Consumer Division (Direct to Consumer). The following tables present segment premium revenue by each of Globe Life's distribution channels.

**Premium Income by Distribution Channel**

| | For the Year 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Life | | Health | | Annuity | | Total | |
| Distribution Channel | Amount | % of Total | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| American Income | $ 1,505,425 | 50 | $ 117,308 | 9 | $ — | — | $ 1,622,733 | 38 |
| Direct to Consumer | 981,517 | 32 | 71,095 | 6 | — | — | 1,052,612 | 24 |
| Liberty National | 326,642 | 11 | 185,761 | 14 | — | — | 512,403 | 12 |
| United American | 7,913 | — | 538,428 | 42 | 1 | 100 | 546,342 | 13 |
| Family Heritage | 5,587 | — | 366,820 | 29 | — | — | 372,407 | 9 |
| Other | 196,212 | 7 | — | — | — | — | 196,212 | 4 |
| | $ 3,023,296 | 100 | $ 1,279,412 | 100 | $ 1 | 100 | $ 4,302,709 | 100 |

| | For the Year 2021 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Life | | Health | | Annuity | | Total | |
| Distribution Channel | Amount | % of Total | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| American Income | $ 1,402,878 | 48 | $ 114,950 | 9 | $ — | — | $ 1,517,828 | 37 |
| Direct to Consumer | 971,461 | 34 | 73,946 | 6 | — | — | 1,045,407 | 25 |
| Liberty National | 311,081 | 11 | 187,327 | 16 | — | — | 498,408 | 12 |
| United American | 8,822 | — | 481,614 | 40 | 1 | 100 | 490,437 | 12 |
| Family Heritage | 4,957 | — | 343,839 | 29 | — | — | 348,796 | 9 |
| Other | 199,011 | 7 | — | — | — | — | 199,011 | 5 |
| | $ 2,898,210 | 100 | $ 1,201,676 | 100 | $ 1 | 100 | $ 4,099,887 | 100 |

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Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

| | For the Year 2020 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Life | | Health | | Annuity | | Total | |
| Distribution Channel | Amount | % of Total | Amount | % of Total | Amount | % of Total | Amount | % of Total |
| American Income | $ 1,257,726 | 47 | $ 105,734 | 9 | $ — | — | $ 1,363,460 | 36 |
| Direct to Consumer | 906,959 | 34 | 76,527 | 7 | — | — | 983,486 | 26 |
| Liberty National | 293,897 | 11 | 188,835 | 16 | — | — | 482,732 | 13 |
| United American | 9,688 | — | 452,980 | 40 | 4 | 100 | 462,672 | 12 |
| Family Heritage | 4,253 | — | 317,021 | 28 | — | — | 321,274 | 8 |
| Other | 200,281 | 8 | — | — | — | — | 200,281 | 5 |
| | $ 2,672,804 | 100 | $ 1,141,097 | 100 | $ 4 | 100 | $ 3,813,905 | 100 |

Due to the nature of the life insurance industry, Globe Life has no individual or group which would be considered a major customer. Substantially all of Globe Life's business is conducted in the United States.

The measure of profitability established by the chief operating decision makers for insurance segments is underwriting margin before other income and administrative expenses, in accordance with the manner the segments are managed. This measure represents gross profit margin on insurance products before insurance administrative expenses and consists primarily of premium less net policy benefits, acquisition expenses, and commissions. Required interest on net policy liabilities (benefit reserves less deferred acquisition costs) is reflected as a component of the Investment segment (rather than as a component of underwriting margin in the insurance and annuity segments) in order to match this cost with the investment income earned on the assets supporting the net policy liabilities.

The measure of profitability for the Investment segment is excess investment income, which represents the income earned on the investment portfolio in excess of net policy requirements and financing costs associated with Globe Life's debt. Other than the above-mentioned interest allocations and an intersegment commission, there are no other intersegment revenues or expenses. Expenses directly attributable to corporate operations are included in the "Corporate & Other" category. Stock-based compensation expense is considered a corporate expense by Globe Life management and is included in this category. All other unallocated revenues and expenses on a pretax basis, including insurance administrative expense, are also included in the "Corporate & Other" segment category.

Globe Life holds a sizable investment portfolio to support its insurance liabilities, the yield from which is used to offset policy benefit, acquisition, administrative and tax expenses. This yield or investment income is taken into account when establishing premium rates and profitability expectations of its insurance products. From time to time, investments are sold, called, or experience a credit loss event, each of which are reflected by the Company as realized gain (loss)—investments. These gains or losses generally occur as a result of disposition due to issuer calls, compliance with Company investment policies, or other reasons often beyond management's control. Unlike investment income, realized gains and losses are incidental to insurance operations, and only overall yields are considered when setting premium rates or insurance product profitability expectations. While these gains and losses are not relevant to segment profitability or core operating results, they can have a material positive or negative result on net income. For these reasons, management removes realized investment gains and losses when it views its segment operations.

Management removes items that are related to prior periods when evaluating the operating results of current periods. Management also removes non-operating items unrelated to its core insurance activities when evaluating those results. Therefore, these items are excluded in its presentation of segment results because accounting guidance requires that operating segment results be presented as management views its business. With the exception of the administrative settlements noted in the paragraphs above, all of these items are included in "Other operating expense" in the *Consolidated Statements of Operations* for the appropriate year. See additional detail below in the tables.

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**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

The following tables set forth a reconciliation of Globe Life's revenues and operations by segment to its major income statement line items. See *Note—1 Significant Accounting Policies* for additional information concerning reconciling items of segment profits to pretax income.

| | Year Ended December 31, 2022 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Life | Health | Annuity | Investment | Corporate & Other | Adjustments | | Consolidated |
| **Revenue:** | | | | | | | | |
| Premium | $ 3,023,296 | $1,279,412 | $ 1 | $ — | $ — | $ — | | $ 4,302,709 |
| Net investment income | — | — | — | 987,499 | — | — | | 987,499 |
| Other income | — | — | — | — | 1,246 | — | | 1,246 |
| Total revenue | 3,023,296 | 1,279,412 | 1 | 987,499 | 1,246 | — | | 5,291,454 |
| **Expenses:** | | | | | | | | |
| Policy obligations | 2,045,730 | 791,809 | 27,846 | 71 | — | — | | 2,865,456 |
| Required interest on reserves | (771,914) | (109,789) | (38,090) | 919,793 | — | — | | — |
| Required interest on DAC | 229,957 | 30,695 | 191 | (260,843) | — | — | | — |
| Amortization of acquisition costs | 494,431 | 128,170 | 1,806 | — | — | — | | 624,407 |
| Commissions, premium taxes, and non-deferred acquisition costs | 256,546 | 117,815 | 22 | — | — | — | | 374,383 |
| Insurance administrative expense[1] | — | — | — | — | 299,341 | 8,175 | (2,3) | 307,516 |
| Parent expense | — | — | — | — | 11,156 | (368) | (3) | 10,788 |
| Stock-based compensation expense | — | — | — | — | 35,650 | — | | 35,650 |
| Interest expense | — | — | — | 90,395 | — | — | | 90,395 |
| Total expenses | 2,254,750 | 958,700 | (8,225) | 749,416 | 346,147 | 7,807 | | 4,308,595 |
| Subtotal | 768,546 | 320,712 | 8,226 | 238,083 | (344,901) | (7,807) | | 982,859 |
| Non-operating items | — | — | — | — | — | 7,807 | (2,3) | 7,807 |
| **Measure of segment profitability (pretax)** | $ 768,546 | $ 320,712 | $ 8,226 | $ 238,083 | $ (344,901) | $ — | | 990,666 |
| Realized gain (loss)—investments | | | | | | | | (76,548) |
| Legal proceedings | | | | | | | | (2,496) |
| Non-operating expenses | | | | | | | | (5,311) |
| **Income before income taxes per *Consolidated Statements of Operations*** | | | | | | | | $ 906,311 |

(1) Administrative expense is not allocated to insurance segments.
(2) Legal proceedings.
(3) Non-operating expenses.

117

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**Globe Life Inc.**
**Notes to Consolidated Financial Statements**
(Dollar amounts in thousands, except per share data)

| | Year Ended December 31, 2021 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Life | Health | Annuity | Investment | Corporate & Other | Adjustments | | Consolidated |
| **Revenue:** | | | | | | | | |
| Premium | $2,898,210 | $1,201,676 | $ 1 | $ — | $ — | $ — | | $ 4,099,887 |
| Net investment income | — | — | — | 952,447 | — | — | | 952,447 |
| Other income | — | — | — | — | 1,216 | — | | 1,216 |
| Total revenue | 2,898,210 | 1,201,676 | 1 | 952,447 | 1,216 | — | | 5,053,550 |
| **Expenses:** | | | | | | | | |
| Policy obligations | 2,070,485 | 758,745 | 29,061 | — | — | 1,325 | (2) | 2,859,616 |
| Required interest on reserves | (735,282) | (102,574) | (39,966) | 877,822 | — | — | | — |
| Required interest on DAC | 218,575 | 28,556 | 258 | (247,389) | — | — | | — |
| Amortization of acquisition costs | 486,724 | 115,194 | 1,920 | — | — | — | | 603,838 |
| Commissions, premium taxes, and non-deferred acquisition costs | 234,033 | 97,453 | 24 | — | — | — | | 331,510 |
| Insurance administrative expense[(1)] | — | — | — | — | 271,631 | 10,398 | (3,4) | 282,029 |
| Parent expense | — | — | — | — | 9,553 | 175 | (4) | 9,728 |
| Stock-based compensation expense | — | — | — | — | 30,272 | — | | 30,272 |
| Interest expense | — | — | — | 83,486 | — | — | | 83,486 |
| Total expenses | 2,274,535 | 897,374 | (8,703) | 713,919 | 311,456 | 11,898 | | 4,200,479 |
| Subtotal | 623,675 | 304,302 | 8,704 | 238,528 | (310,240) | (11,898) | | 853,071 |
| Non-operating items | — | — | — | — | — | 11,898 | (2,3,4) | 11,898 |
| **Measure of segment profitability (pretax)** | $ 623,675 | $ 304,302 | $ 8,704 | $ 238,528 | $ (310,240) | $ — | | 864,969 |
| | | | | | | | | |
| Realized gain (loss)—investments | | | | | | | | 68,633 |
| Realized loss—redemption of debt | | | | | | | | (9,314) |
| Administrative settlements | | | | | | | | (1,325) |
| Legal proceedings | | | | | | | | (8,139) |
| Non-operating expenses | | | | | | | | (2,434) |
| **Income before income taxes per *Consolidated Statements of Operations*** | | | | | | | | $ 912,390 |

(1) Administrative expense is not allocated to insurance segments.
(2) Administrative settlements.
(3) Legal proceedings.
(4) Non-operating expenses.

118

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# Globe Life Inc.
## Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

| | Year Ended December 31, 2020 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Life | Health | Annuity | Investment | Corporate & Other | Adjustments | | Consolidated |
| **Revenue:** | | | | | | | | |
| Premium | $2,672,804 | $1,141,097 | $ 4 | $ — | $ — | $ — | | $ 3,813,905 |
| Net investment income | — | — | — | 927,062 | — | — | | 927,062 |
| Other income | — | — | — | — | 1,325 | — | | 1,325 |
| Total revenue | 2,672,804 | 1,141,097 | 4 | 927,062 | 1,325 | — | | 4,742,292 |
| **Expenses:** | | | | | | | | |
| Policy obligations | 1,809,373 | 733,481 | 30,030 | — | — | — | | 2,572,884 |
| Required interest on reserves | (698,112) | (93,475) | (41,413) | 833,000 | — | — | | — |
| Required interest on DAC | 210,152 | 26,586 | 328 | (237,066) | — | — | | — |
| Amortization of acquisition costs | 463,586 | 110,177 | 2,007 | — | — | — | | 575,770 |
| Commissions, premium taxes, and non-deferred acquisition costs | 212,859 | 91,959 | 23 | — | — | — | | 304,841 |
| Insurance administrative expense[1] | — | — | — | — | 250,947 | 3,985 | (2,3) | 254,932 |
| Parent expense | — | — | — | — | 9,891 | 323 | (3) | 10,214 |
| Stock-based compensation expense | — | — | — | — | 35,892 | — | | 35,892 |
| Interest expense | — | — | — | 86,704 | — | — | | 86,704 |
| Total expenses | 1,997,858 | 868,728 | (9,025) | 682,638 | 296,730 | 4,308 | | 3,841,237 |
| Subtotal | 674,946 | 272,369 | 9,029 | 244,424 | (295,405) | (4,308) | | 901,055 |
| Non-operating items | — | — | — | — | — | 4,308 | (2,3) | 4,308 |
| **Measure of segment profitability (pretax)** | $ 674,946 | $ 272,369 | $ 9,029 | $ 244,424 | $(295,405) | $ — | | 905,363 |
| Realized gain (loss)—investments | | | | | | | | (3,737) |
| Realized loss—redemption of debt | | | | | | | | (634) |
| Legal Proceedings | | | | | | | | (3,275) |
| Non-operating expenses | | | | | | | | (1,033) |
| **Income before income taxes per *Consolidated Statements of Operations*** | | | | | | | | $ 896,684 |

(1) Administrative expense is not allocated to insurance segments.
(2) Legal proceedings.
(3) Non-operating expenses.

119

GL 2022 FORM 10-K

Assets for each segment are reported based on a specific identification basis. The insurance segments’ assets contain DAC. The investment segment includes the investment portfolio, cash, and accrued investment income. Goodwill is assigned to the insurance segments at the time of purchase. All other assets are included in the Corporate & Other category. The tables below reconcile segment assets to total assets as reported in the consolidated financial statements. Assets by Segment At December 31, 2022 Life Health Annuity Investment Corporate & Other Consolidated Cash and invested assets......... $ — $ — $ — $ 18,300,927 $ — $ 18,300,927 Accrued investment income ..... — — — 259,581 — 259,581 Deferred acquisition costs......... 4,517,577 722,366 9,964 — — 5,249,907 Goodwill ....................................... 309,609 172,182 — — 481,791 Other assets................................ — — — — 1,244,953 1,244,953 Total assets ......................... $ 4,827,186 $ 894,548 $ 9,964 $ 18,560,508 $ 1,244,953 $ 25,537,159 At December 31, 2021 Life Health Annuity Investment Corporate & Other Consolidated Cash and invested assets......... $ — $ — $ — $ 22,850,154 $ — $ 22,850,154 Accrued investment income ..... — — — 251,307 — 251,307 Deferred acquisition costs......... 4,236,401 675,871 2,456 — — 4,914,728 Goodwill ....................................... 309,609 172,182 — — 481,791 Other assets................................ — — — — 1,270,068 1,270,068 Total assets ......................... $ 4,546,010 $ 848,053 $ 2,456 $ 23,101,461 $ 1,270,068 $ 29,768,048 Globe Life Inc. Notes to Consolidated Financial Statements (Dollar amounts in thousands, except per share data) 120 GL 2022 FORM 10-K

Globe Life Inc.
Notes to Consolidated Financial Statements
(Dollar amounts in thousands, except per share data)

Liabilities for each segment are reported also on a specific identification basis similar to the assets. The insurance segments' liabilities contain future policy benefits, unearned and advance premiums, and policy claims and other benefits payable. Other policyholders' funds are included in Other as well as current and deferred income taxes payable. Debt represents both short and long-term. The tables below reconcile segment liabilities to total liabilities as reported in the consolidated financial statements.

**Liabilities by Segment**

| | At December 31, 2022 | | | | | |
|---|---|---|---|---|---|---|
| | Life | Health | Annuity | Investment | Corporate & Other | Consolidated |
| Future policy benefits | $ 13,320,773 | $ 2,447,605 | $ 953,468 | $ — | $ — | $ 16,721,846 |
| Unearned and advance premiums | 18,830 | 41,912 | — | — | — | 60,742 |
| Policy claims and other benefits payable | 251,506 | 178,521 | — | — | — | 430,027 |
| Debt | — | — | — | 2,077,055 | — | 2,077,055 |
| Other | — | — | — | 23,000 | 1,328,628 | 1,351,628 |
| **Total liabilities** | $ 13,591,109 | $ 2,668,038 | $ 953,468 | $ 2,100,055 | $ 1,328,628 | $ 20,641,298 |

| | At December 31, 2021 | | | | | |
|---|---|---|---|---|---|---|
| | Life | Health | Annuity | Investment | Corporate & Other | Consolidated |
| Future policy benefits | $ 12,686,851 | $ 2,315,507 | $ 1,032,369 | $ — | $ — | $ 16,034,727 |
| Unearned and advance premiums | 19,874 | 45,598 | — | — | — | 65,472 |
| Policy claims and other benefits payable | 245,108 | 167,832 | — | — | — | 412,940 |
| Debt | — | — | — | 2,026,138 | — | 2,026,138 |
| Other | — | — | — | — | 2,585,965 | 2,585,965 |
| **Total liabilities** | $ 12,951,833 | $ 2,528,937 | $ 1,032,369 | $ 2,026,138 | $ 2,585,965 | $ 21,125,242 |

121

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ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES None. Item 9A. Controls and Procedures Evaluation of Disclosure Controls and Procedures: Globe Life, under the direction of the Chief Executive Officers and the Executive Vice President and Chief Financial Officer, has established disclosure controls and procedures that are designed to ensure that information required to be disclosed by Globe Life in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. The disclosure controls and procedures are also intended to ensure that such information is accumulated and communicated to Globe Life's management, including the Chief Executive Officers and the Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. As of the end of the fiscal year completed December 31, 2022, an evaluation was performed under the supervision and with the participation of Globe Life management, including the Chief Executive Officers and the Executive Vice President and Chief Financial Officer, of the disclosure controls and procedures (as those terms are defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon their evaluation, the Chief Executive Officers and the Executive Vice President and Chief Financial Officer have concluded that disclosure controls and procedures are effective as of the date of this Form 10-K. In compliance with Section 302 of the Sarbanes Oxley Act of 2002 (18 U.S.C. § 1350), each of these officers executed a Certification included as an exhibit to this Form 10-K. Management's Annual Report on Internal Control over Financial Reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Management evaluated the design and operating effectiveness of the Company's internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based upon their evaluation as of December 31, 2022, the Chief Executive Officers, and the Executive Vice President and Chief Financial Officer have concluded that Globe Life's internal control over financial reporting is effective as of the date of this Form 10-K. In compliance with Section 302 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), each of these officers executed a Certification included as an exhibit to this Form 10-K. Changes in Internal Control over Financial Reporting: As of the period ended December 31, 2022, there have not been any changes in Globe Life Inc.'s internal control over financial reporting or in other factors that could significantly affect this control over financial reporting subsequent to the date of their evaluation which have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to Deloitte & Touche LLP's, independent registered public accounting firm, attestation report on the Company's internal controls over financial reporting. 122 GL 2022 FORM 10-K

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING Management at Globe Life is responsible for establishing and maintaining adequate internal control over financial reporting for the Company and for assessing the effectiveness of internal control on an annual basis. As a framework for assessing internal control over financial reporting, the Company utilizes the criteria for effective internal control over financial reporting described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time. Management evaluated the Company’s internal control over financial reporting, and based on its assessment, determined that the Company’s internal control over financial reporting was effective as of December 31, 2022. The Company’s independent registered public accounting firm has issued an attestation report on the Company’s internal control over financial reporting as stated in their report which is included herein. /s/ J. Matthew Darden J. Matthew Darden Co-Chief Executive Officer /s/ Frank M. Svoboda Frank M. Svoboda Co-Chief Executive Officer /s/ Thomas P. Kalmbach Thomas P. Kalmbach Executive Vice President and Chief Financial Officer February 22, 2023 123 GL 2022 FORM 10-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and the Board of Directors of Globe Life Inc. Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of Globe Life Inc. and subsidiaries (the “Company”) as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2022 of the Company and our report dated February 22, 2023, expressed an unqualified opinion on those financial statements and financial statement schedules. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ DELOITTE & TOUCHE LLP Dallas, Texas February 22, 2023 124 GL 2022 FORM 10-K

Item 9B. Other Information There were no items required. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections Not Applicable. PART III ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE Information required by this item is incorporated by reference from the sections entitled “PROPOSAL NUMBER 1 - Election of Directors,” “Director Nominee Profiles,” "Director Nominee Skills and Qualifications," “Executive Officers,” “AUDIT COMMITTEE REPORT,” “Governance Guidelines and Codes of Ethics,” "Committees of the Board of Directors," “Qualifications of Directors,” “Procedures for Director Nominations by Shareholders,” and “DELINQUENT SECTION 16(a) REPORTS” in the Proxy Statement for the Annual Meeting of Shareholders to be held April 27, 2023 (the Proxy Statement), which is to be filed with the Securities and Exchange Commission (SEC). ITEM 11. EXECUTIVE COMPENSATION Information required by this item is incorporated by reference from the sections entitled “EXECUTIVE COMPENSATION - COMPENSATION DISCUSSION AND ANALYSIS,” “COMPENSATION COMMITTEE REPORT,” “SUMMARY COMPENSATION TABLE,” “2022 GRANTS OF PLAN-BASED AWARDS,” “OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2022,” “OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR ENDED DECEMBER 31, 2022,” “PENSION BENEFITS AT DECEMBER 31, 2022,” “POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL,” "PAY VERSUS PERFORMANCE," "CEO PAY RATIO," “2022 DIRECTOR COMPENSATION,” and “PAYMENTS TO DIRECTORS” in the Proxy Statement, which is to be filed with the SEC. ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS 1. Equity Compensation Plan Information as of December 31, 2022 (a) (b) (c) Plan Category Number of securities to be issued upon exercise of outstanding options, warrants, and rights Weighted-average exercise price of outstanding options, warrants, and rights Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) Equity compensation plans approved by security holders............................................... 6,962,374 $ 91.73 3,177,886 Equity compensation plans not approved by security holders.......................................... Total .................................................................. 6,962,374 $ 91.73 3,177,886 2. Security ownership of certain beneficial owners: Information required by this item is incorporated by reference from the section entitled “PRINCIPAL SHAREHOLDERS” in the Proxy Statement, which is to be filed with the SEC. 3. Security ownership of management: Information required by this item is incorporated by reference from the section entitled “Stock Ownership” in the Proxy Statement, which is to be filed with the SEC. 4. Changes in control: Globe Life knows of no arrangements, including any pledges by any person of its securities, the operation of which may at a subsequent date result in a change of control. 125 GL 2022 FORM 10-K

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE Information required by this item is incorporated by reference from the sections entitled “RELATED PARTY TRANSACTION POLICY AND TRANSACTIONS” and “Director Independence Determinations” in the Proxy Statement, which is to be filed with the SEC. ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES Information required by this Item is incorporated by reference from the section entitled “PRINCIPAL ACCOUNTING FIRM FEES” and “PRE-APPROVAL POLICY FOR ACCOUNTING FEES” in the Proxy Statement, which is to be filed with the SEC. PART IV ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES Index of documents filed as a part of this report: Page of this report Financial Statements: Globe Life Inc. and Subsidiaries: Report of Independent Registered Public Accounting Firm.............................................................. 57 Consolidated Balance Sheets at December 31, 2022 and 2021..................................................... 59 Consolidated Statements of Operations for each of the three years in the period ended December 31, 2022 ................................................................................................................................ 60 Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2022 .................................................................................................................... 61 Consolidated Statements of Shareholders’ Equity for each of the three years in the period ended December 31, 2022 .................................................................................................................... 62 Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2022 ................................................................................................................................ 63 Notes to Consolidated Financial Statements ...................................................................................... 64 Schedules Supporting Financial Statements for each of the three years in the period ended December 31, 2022: II. Condensed Financial Information of Registrant (Parent Company).............................................. 132 IV. Reinsurance (Consolidated) ............................................................................................................... 136 Schedules not referred to have been omitted as inapplicable or not required by Regulation S-X. 126 GL 2022 FORM 10-K

## EXHIBITS

| Exhibit No. | Description | Form | Filing Date | Related Exhibit | Page of this Report |
|---|---|---|---|---|---|
| 3.1 | Restated Certificate of Incorporation of Globe Life Inc. | 8-K | August 8, 2019 | 3.2 | |
| 3.2 | Amended and Restated By-Laws of Globe Life Inc., as amended February 24, 2021 | 8-K | February 25, 2021 | 3.2 | |
| 4.1 | Trust Indenture dated as of February 1, 1987 between Torchmark Corporation and Morgan Guaranty Trust Company of New York, as Trustee | 10-K | February 27, 2018 | 4.1 | |
| 4.2 | Fourth Supplemental Indenture dated as of September 24, 2012 between Torchmark Corporation and The Bank of New York Mellon Trust Company, N. A., as Trustee, supplementing the Indenture dated February 1, 1987 | 8-K | September 24, 2012 | 4.2 | |
| 4.3 | Junior Subordinated Indenture, dated November 2, 2001, between Torchmark Corporation and The Bank of New York defining the rights of the 7 3/4% Junior Subordinated Debentures | 8-K | November 2, 2001 | 4.3 | |
| 4.4 | Third Supplemental Indenture dated as of November 17, 2017 between Torchmark Corporation and Regions Bank, as Trustee, supplementing the Junior Subordinated Indenture dated as of November 2, 2001 | 8-K | November 17, 2017 | 4.4 | |
| 4.5 | Fourth Supplemental Indenture dated as of June 14, 2021 between Globe Life Inc. and Regions Bank, as Trustee, supplementing the Junior Subordinated Indenture dated as of November 2, 2001 | 8-K | June 14, 2021 | 4.2 | |
| 4.6 | Senior Indenture, dated as of September 24, 2018, between Torchmark Corporation and Regions Bank, as Trustee | S-3 | September 24, 2018 | 4.1 | |
| 4.7 | First Supplemental Indenture, dated as of September 27, 2018, between Torchmark Corporation and Regions Bank, as Trustee | 8-K | September 27, 2018 | 4.2 | |
| 4.8 | Second Supplemental Indenture, dated as of August 21, 2020, between Globe Life Inc. and Regions Bank, as Trustee | 8-K | August 21, 2020 | 4.2 | |
| 4.9 | Third Supplemental Indenture, dated as of May 19, 2022, between Globe Life Inc. and Regions Bank, as Trustee | 8-K | May 19, 2022 | 4.2 | |
| 10.1 | Form of Retirement Life Insurance Benefit Agreement ($1,995,000 face amount limit)* | 10-K | March 22, 2002 | 10.Z | |
| 10.2 | Form of Retirement Life Insurance Benefit Agreement ($495,000 face amount limit)* | 10-K | March 22, 2002 | 10.AA | |
| 10.3 | Torchmark Corporation Supplemental Executive Retirement Plan* | 8-K | January 25, 2007 | 10.1 | |
| 10.4 | Amendment No. 1 to the Torchmark Corporation Supplemental Executive Retirement Plan* | 10-K | February 29, 2008 | 10.53 | |
| 10.5 | Amendment No. 2 to the Torchmark Corporation Supplemental Executive Retirement Plan* | 10-K | February 29, 2008 | 10.54 | |
| 10.6 | Amendment Three to the Torchmark Corporation Supplemental Executive Retirement Plan* | 10-K | February 27, 2009 | 10.53 | |
| 10.7 | Amendment Four to the Torchmark Corporation Supplemental Executive Retirement Plan* | 10-K | February 27, 2020 | 10.10 | |
| 10.8 | Amendment Five to the Torchmark Corporation Supplemental Executive Retirement Plan* | 8-K | May 5, 2015 | 10.1 | |
| 10.9 | Amendment Six to the Torchmark Corporation Supplemental Executive Retirement Plan* | 10-K | March 1, 2019 | 10.11 | |
| 10.10 | Amendment Seven to the Torchmark Corporation Supplemental Executive Retirement Plan* | 10-Q | November 5, 2020 | 10.2 | |

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| Exhibit No. | Description | Form | Filing Date | Related Exhibit | Page of this Report |
|---|---|---|---|---|---|
| 10.11 | Torchmark Corporation Non-Employee Director Compensation Plan, as amended and restated* | 8-K | April 29, 2008 | 10.1 | |
| 10.12 | Form of Restricted Stock Unit Award Notice under Torchmark Corporation Non-Employee Director Compensation Plan* | 10-K | February 29, 2008 | 10.58 | |
| 10.13 | Receivables Purchase Agreement dated as of December 31, 2008 among AILIC Receivables Corporation, American Income Life Insurance Company and TMK Re, Ltd. | 8-K | January 6, 2009 | 10.1 | |
| 10.14 | Amendment No.1 to Receivables Purchase Agreement dated as of December 31, 2008 among AILIC Receivables Corporation, American Income Life Insurance Company, and TMK Re, Ltd. | 10-K | February 28, 2014 | 10.58 | |
| 10.15 | Amendment No.2 to Receivables Purchase Agreement dated as of December 31, 2008 among AILIC Receivables Corporation, American Income Life Insurance Company, and TMK Re, Ltd. | 10-K | March 1, 2019 | 10.17 | |
| 10.16 | Torchmark Corporation 2011 Incentive Plan* | 8-K | May 4, 2011 | 10.1 | |
| 10.17 | First Amendment to Torchmark Corporation 2011 Incentive Plan* | 8-K | April 29, 2014 | 10.1 | |
| 10.18 | Form of Ten year Stock Option under Torchmark Corporation 2011 Incentive Plan* | 8-K | May 4, 2011 | 10.4 | |
| 10.19 | Form of Seven year Stock Option under Torchmark Corporation 2011 Incentive Plan* | 8-K | May 4, 2011 | 10.5 | |
| 10.20 | Form of Seven Year Stock Option Grant Agreement under Torchmark Corporation 2011 Incentive Plan, as amended with Non-Compete, Non-Solicit and Confidentiality Provisions* | 10-K | February 27, 2017 | 10.75 | |
| 10.21 | Form of Ten Year Stock Option Grant Agreement under Torchmark Corporation 2011 Incentive Plan, as amended with Non-Compete, Non-Solicit and Confidentiality Provisions* | 10-K | February 27, 2017 | 10.76 | |
| 10.22 | Form of Seven Year Stock Option Grant Agreement (Special) under Torchmark Corporation 2011 Incentive Plan, as amended with Non-Compete, Non-Solicit and Confidentiality Provisions* | 10-K | February 27, 2017 | 10.78 | |
| 10.23 | Torchmark Corporation Amended 2011 Non-Employee Director Compensation Plan, effective January, 2017* | 10-K | February 27, 2017 | 10.55 | |
| 10.24 | Form of Stock Option under Torchmark Corporation 2011 Non-Employee Director Compensation Plan* | 10-K | February 28, 2011 | 10.57 | |
| 10.25 | Form of Restricted Stock Unit Award Notice under Torchmark Corporation 2011 Non-Employee Director Compensation Plan* | 10-K | February 28, 2011 | 10.59 | |
| 10.26 | Torchmark Corporation 2018 Incentive Plan* | 8-K | May 2, 2018 | 10.1 | |
| 10.27 | First Amendment to Torchmark Corporation 2018 Incentive Plan* | 10-K | February 27, 2020 | 10.31 | |
| 10.28 | Amended Globe Life Inc. Non-Employee Director Compensation Plan* | 10-Q | November 4, 2021 | 10.1 | |
| 10.29 | Form of Performance Share Award under Torchmark Corporation 2018 Incentive Plan* | 8-K | May 2, 2018 | 10.3 | |
| 10.30 | Form of Performance Share Award under Globe Life Inc. 2018 Incentive Plan* | 10-K | February 27, 2020 | 10.34 | |
| 10.31 | Form of Performance Share Award under Globe Life Inc. 2018 Incentive Plan (2021)* | 10-K | February 25, 2021 | 10.56 | |
| 10.32 | Form of Performance Share Award under Globe Life Inc. 2018 Incentive Plan (2022)* | 10-K | February 23, 2022 | 10.33 | |
| 10.33 | Form of Seven Year Stock Option under Globe Life Inc. 2018 Incentive Plan* | 10-K | February 27, 2020 | 10.36 | |

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| Exhibit No. | Description | Form | Filing Date | Related Exhibit | Page of this Report |
|---|---|---|---|---|---|
| 10.34 | Form of Seven Year Stock Option under Torchmark Corporation 2018 Incentive Plan with Non-Compete, Non-Solicit and Confidentiality Provisions* | 8-K | May 2, 2018 | 10.5 | |
| 10.35 | Form of Seven Year Stock Option under Globe Life Inc. 2018 Incentive Plan with Non-Compete, Non-Solicit and Confidentiality Provisions* | 10-K | February 27, 2020 | 10.38 | |
| 10.36 | Form of Seven Year Stock Option under Globe Life Inc. 2018 Incentive Plan with Non-Compete, Non-Solicit and Confidentiality Provisions (Special)* | 10-K | February 27, 2020 | 10.39 | |
| 10.37 | Form of Ten Year Stock Option under Torchmark Corporation 2018 Incentive Plan* | 8-K | May 2, 2018 | 10.6 | |
| 10.38 | Form of Ten Year Stock Option under Torchmark Corporation 2018 Incentive Plan with Non-Compete, Non-Solicit and Confidentiality Provisions* | 8-K | May 2, 2018 | 10.7 | |
| 10.39 | Form of Stock Option under Globe Life Inc. 2018 Non-Employee Director Compensation Plan* | 10-K | February 27, 2020 | 10.44 | |
| 10.40 | Form of Restricted Stock under Globe Life Inc. 2018 Non-Employee Director Compensation Plan* | 10-K | February 27, 2020 | 10.45 | |
| 10.41 | Form of Restricted Stock Unit Award Notice under Globe Life Inc. 2018 Non-Employee Director Compensation Plan* | 10-K | February 27, 2020 | 10.46 | |
| 10.42 | Torchmark Corporation 2019 Management Incentive Plan (effective as of January 1, 2019)* | 8-K | March 4, 2019 | 10.1 | |
| 10.43 | The Globe Life Inc. Amended and Restated Pension Plan Generally Effective as of January 1, 2020* | 10-Q | November 5, 2020 | 10.1 | |
| 10.44 | Globe Life Inc. Savings and Investment Plan* | 10-K | February 27, 2020 | 10.52 | |
| 10.45 | Amended and Restated Credit Agreement dated as of September 30, 2021 among Bank of America, N.A., the Lenders party thereto, Globe Life Inc. and TMK RE, LTD. | 8-K | October 1, 2021 | 10.1 | |
| 10.46 | First Amendment to Amended and Restated Credit Agreement dated January 10, 2023 among Bank of America, N.A., the Lenders party thereto, Globe Life Inc. and TMK RE, LTD. | 10-K | February 23, 2023 | 10.46 | |
| 10.47 | Form of Performance Share Award Certificate under Globe Life Inc. 2018 Incentive Plan (2023)* | 10-K | February 23, 2023 | 10.47 | |
| 10.48 | Form of Seven Year Stock Option under Globe Life Inc. 2018 Incentive Plan (2023)* | 10-K | February 23, 2023 | 10.48 | |
| 10.49 | Form of Seven Year Stock Option under Globe Life Inc. 2018 Incentive Plan with Non-Compete, Non-Solicit and Confidentiality Provisions (2023)* | 10-K | February 23, 2023 | 10.49 | |
| 10.50 | Form of Seven Year Stock Option under Globe Life Inc. 2018 Incentive Plan with Non-Compete, Non-Solicit and Confidentiality Provisions (Special) (2023)* | 10-K | February 23, 2023 | 10.50 | |
| 10.51 | Form of Restricted Stock Unit Award Certificate under Globe Life Inc. 2018 Incentive Plan* | 10-K | February 23, 2023 | 10.51 | |
| 10.52 | Form of Restricted Stock Unit Award Certificate under Globe Life Inc. 2018 Incentive Plan with Non-Compete, Non-Solicit and Confidentiality Provisions* | 10-K | February 23, 2023 | 10.52 | |
| 21 | Subsidiaries of the registrant | 10-K | February 23, 2023 | 21 | 131 |
| 23 | Consent of Deloitte & Touche LLP | 10-K | February 23, 2023 | 23 | |
| 24 | Powers of Attorney | 10-K | February 23, 2023 | 24 | |

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| Exhibit No. | Description | Form | Filing Date | Related Exhibit | Page of this Report |
|---|---|---|---|---|---|
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification by J. Matthew Darden | 10-K | February 23, 2023 | 31.1 | |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification by Frank M. Svoboda | 10-K | February 23, 2023 | 31.2 | |
| 31.3 | Rule 13a-14(a)/15d-14(a) Certification by Thomas P. Kalmbach | 10-K | February 23, 2023 | 31.3 | |
| 32.1 | Section 1350 Certification by J. Matthew Darden, Frank M. Svoboda, and Thomas P. Kalmbach | 10-K | February 23, 2023 | 32.1 | |
| 101.INS | XBRL Instance Document- the instance document does not appear in the Interactive Data file because the XBRL tags are embedded within the Inline XBRL document. | 10-K | February 23, 2023 | 101.INS | |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document. | 10-K | February 23, 2023 | 101.SCH | |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document. | 10-K | February 23, 2023 | 101.CAL | |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document. | 10-K | February 23, 2023 | 101.LAB | |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document. | 10-K | February 23, 2023 | 101.PRE | |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document. | 10-K | February 23, 2023 | 101.DEF | |
| 104 | Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101). | 10-K | February 23, 2023 | 104 | |

* Compensatory plan or arrangement.

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Exhibit 21. Subsidiaries of the Registrant: The following table lists subsidiaries of the registrant which meet the definition of “significant subsidiary” according to Regulation S-X: Name Under Which Company Does Business State of Incorporation Distribution Channel (Division) Globe Life And Accident Insurance Company Nebraska Direct to Consumer American Income Life Insurance Company Indiana American Income Life Division Liberty National Life Insurance Company Nebraska Liberty National Division Family Heritage Life Insurance Company of America Ohio Family Heritage Division While United American Insurance Company (Nebraska) does not qualify as a significant subsidiary in accordance with Regulation S-X, management views this subsidiary as significant to our operations. All other exhibits required by Regulation S-K are listed as to location in the “Index of documents filed as a part of this report” in this report. Exhibits not referred to have been omitted as inapplicable or not required. 131 GL 2022 FORM 10-K

Globe Life Inc.
(PARENT COMPANY)
SCHEDULE II. CONDENSED FINANCIAL INFORMATION OF REGISTRANT
Condensed Balance Sheets
(Dollar amounts in thousands)

	December 31,	
	2022	2021
Assets:		
Investments:		
Long-term investments	$ 31,651	$ 31,384
Short-term investments	15,001	—
Total investments	46,652	31,384
Cash	58	20,228
Investment in affiliates	6,886,870	10,618,826
Due from affiliates	131,353	170,983
Taxes receivable from affiliates	14,161	33,229
Other assets	173,044	185,143
Total assets	$ 7,252,138	$ 11,059,793
Liabilities:		
Short-term debt	$ 449,103	$ 629,607
Long-term debt	1,777,490	1,546,494
Other liabilities	129,684	240,886
Total liabilities	2,356,277	2,416,987
Shareholders' equity:		
Preferred stock	351	351
Common stock	105,218	109,218
Additional paid-in capital	880,172	871,075
Accumulated other comprehensive income	(1,415,714)	2,677,583
Retained earnings	6,466,220	6,182,100
Treasury stock	(1,140,386)	(1,197,521)
Total shareholders' equity	4,895,861	8,642,806
Total liabilities and shareholders' equity	$ 7,252,138	$ 11,059,793

See Notes to Condensed Financial Statements and accompanying Report of Independent Registered Public Accounting Firm.

132

GL 2022 FORM 10-K

Globe Life Inc. (PARENT COMPANY) SCHEDULE II. CONDENSED FINANCIAL INFORMATION OF REGISTRANT (continued) Condensed Statement of Operations (Dollar amounts in thousands) Year Ended December 31, 2022 2021 2020 Net investment income........................................................................................................ $ 33,664 $ 32,816 $ 30,199 Realized gains (losses)....................................................................................................... (9,643) (5,682) 12,792 Total revenue ............................................................................................................. 24,021 27,134 42,991 General operating expenses .............................................................................................. 59,307 51,378 57,679 Reimbursements from affiliates ......................................................................................... (51,312) (57,504) (68,556) Interest expense................................................................................................................... 97,051 86,751 90,197 Total expenses .......................................................................................................... 105,046 80,625 79,320 Operating income (loss) before income taxes and equity in earnings of affiliates .... (81,025) (53,491) (36,329) Income tax expense ............................................................................................................ 12,426 9,682 7,773 Net operating loss before equity in earnings of affiliates ............................................... (68,599) (43,809) (28,556) Equity in earnings of affiliates, net of tax.......................................................................... 808,303 788,768 760,329 Net income .................................................................................................................. 739,704 744,959 731,773 Other comprehensive income (loss): Attributable to Parent Company ..................................................................................... 75,076 58,903 (21,477) Attributable to affiliates..................................................................................................... (4,168,373) (410,564) 1,205,891 Comprehensive income (loss) ................................................................................... $ (3,353,593) $ 393,298 $ 1,916,187 See Notes to Condensed Financial Statements and accompanying Report of Independent Registered Public Accounting Firm. 133 GL 2022 FORM 10-K

Globe Life Inc. (PARENT COMPANY) SCHEDULE II. CONDENSED FINANCIAL INFORMATION OF REGISTRANT—(continued) Condensed Statement of Cash Flows (Dollar amounts in thousands) Year Ended December 31, 2022 2021 2020 Net income ......................................................................................................................... $ 739,704 $ 744,959 $ 731,773 Equity in earnings of affiliates.......................................................................................... (808,303) (788,768) (760,329) Cash dividends from subsidiaries................................................................................... 407,042 478,535 485,871 Other, net ............................................................................................................................ 26,444 58,617 21,129 Cash provided from operations ................................................................................. 364,887 493,343 478,444 Cash provided from (used for) investing activities: Net decrease (increase) in short-term investments.................................................. (15,001) 19,300 (15,899) Investment in subsidiaries............................................................................................. (10,010) (159,924) (7,875) Other long-term investments ........................................................................................ (2,000) (2,500) — Loaned money to affiliates ............................................................................................ (846,002) (1,049,932) (1,008,860) Repayments from affiliates ........................................................................................... 886,002 1,200,932 782,860 Cash provided from (used for) investing activities .............................................. 12,989 7,876 (249,774) Cash provided from (used for) financing activities: Repayment of debt......................................................................................................... (300,000) (300,000) (386,875) Proceeds from issuance of debt .................................................................................. 400,000 325,000 700,000 Payment for debt issuance costs................................................................................. (5,272) (7,687) (5,844) Net issuance (repayment) of commercial paper ....................................................... (46,289) 74,974 (34,445) Issuance of stock............................................................................................................ 111,970 69,826 48,093 Acquisitions of treasury stock....................................................................................... (454,638) (541,435) (443,866) Borrowed money from affiliate ..................................................................................... 22,400 32,000 76,000 Repayments to affiliates ................................................................................................ (22,400) (32,000) (79,500) Payment of dividends .................................................................................................... (103,817) (103,313) (101,462) Cash provided from (used for) financing activities .............................................. (398,046) (482,635) (227,899) Net increase (decrease) in cash ..................................................................................... (20,170) 18,584 771 Cash balance at beginning of period.............................................................................. 20,228 1,644 873 Cash balance at end of period ........................................................................................ $ 58 $ 20,228 $ 1,644 See Notes to Condensed Financial Statements and accompanying Report of Independent Registered Public Accounting Firm. 134 GL 2022 FORM 10-K

Globe Life Inc. (PARENT COMPANY) SCHEDULE II. CONDENSED FINANCIAL INFORMATION OF REGISTRANT (continued) Notes to Condensed Financial Statements (Dollar amounts in thousands) Note A—Dividends from Subsidiaries Cash dividends paid to Globe Life from the subsidiaries were as follows: Year Ended December 31, 2022 2021 2020 Dividends from subsidiaries............................................................................................. $ 407,042 $ 478,535 $ 485,871 Note B—Supplemental Disclosures of Cash Flow Information The following table summarizes non-cash transactions, which are not reflected on the Condensed Statements of Cash Flows: Year Ended December 31, 2022 2021 2020 Stock-based compensation not involving cash ............................................................ $ 35,650 $ 30,272 $ 35,892 Contribution of property to subsidiary ............................................................................ — 5,004 — The following table summarizes certain amounts paid (received) during the period: Year Ended December 31, 2022 2021 2020 Interest paid........................................................................................................................ $ 96,903 $ 86,206 $ 86,504 Income taxes paid (received) .......................................................................................... (11,537) (11,838) (12,744) Note C—Preferred Stock As of December 31, 2022, Globe Life had 351 thousand shares of Cumulative Preferred Stock, Series A, issued and outstanding, of which 280 thousand shares were 6.50% Cumulative Preferred Stock, Series A, and 71 thousand shares were 7.15% Cumulative Preferred Stock, Series A (collectively, the “Series A Preferred Stock”). All issued and outstanding shares of Series A Preferred Stock were held by wholly-owned insurance subsidiaries. In the event of liquidation, the holders of the Series A Preferred Stock at the time outstanding would be entitled to receive a liquidating distribution out of the assets legally available to stockholders in the amount of $1 thousand per share or $351 million in the aggregate, plus any accrued and unpaid dividends, before any distribution is made to holders of Globe Life common stock. Holders of Series A Preferred Stock do not have any voting rights nor have rights to convert such shares into shares of any other class of Globe Life capital stock. See accompanying Report of Independent Registered Public Accounting Firm. 135 GL 2022 FORM 10-K

## Globe Life Inc.
## SCHEDULE IV. REINSURANCE (CONSOLIDATED)
(Dollar Amounts in thousands)

| | Gross Amount | Ceded to Other Companies(1) | Assumed from Other Companies | Net Amount | Percentage of Amount Assumed to Net |
|---|---|---|---|---|---|
| **For the Year Ended December 31, 2022** | | | | | |
| Life insurance in force | $ 222,098,389 | $ 662,569 | $ 2,172,728 | $ 223,608,548 | 1.0 |
| Premiums(2): | | | | | |
| Life insurance | $ 2,995,104 | $ 4,361 | $ 19,009 | $ 3,009,752 | 0.6 |
| Health insurance | 1,235,493 | 3,091 | 47,010 | 1,279,412 | 3.7 |
| Total premium | $ 4,230,597 | $ 7,452 | $ 66,019 | $ 4,289,164 | 1.5 |
| **For the Year Ended December 31, 2021** | | | | | |
| Life insurance in force | $ 217,350,660 | $ 648,766 | $ 2,371,163 | $ 219,073,057 | 1.1 |
| Premiums(2): | | | | | |
| Life insurance | $ 2,868,759 | $ 4,286 | $ 19,502 | $ 2,883,975 | 0.7 |
| Health insurance | 1,192,567 | 3,312 | 12,421 | 1,201,676 | 1.0 |
| Total premium | $ 4,061,326 | $ 7,598 | $ 31,923 | $ 4,085,651 | 0.8 |
| **For the Year Ended December 31, 2020** | | | | | |
| Life insurance in force | $ 203,894,460 | $ 669,063 | $ 2,551,770 | $ 205,777,167 | 1.2 |
| Premiums(2): | | | | | |
| Life insurance | $ 2,642,555 | $ 4,241 | $ 19,775 | $ 2,658,089 | 0.7 |
| Health insurance | 1,144,470 | 3,373 | — | 1,141,097 | — |
| Total premium | $ 3,787,025 | $ 7,614 | $ 19,775 | $ 3,799,186 | 0.5 |

(1) No amounts have been netted against ceded premium.
(2) Excludes policy charges of $13.5 million, $14.2 million, and $14.7 million in each of the years 2022, 2021, and 2020, respectively.

See accompanying Report of Independent Registered Public Accounting Firm.

136

GL 2022 FORM 10-K

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Globe Life Inc. By: /s/ J. MATTHEW DARDEN J. Matthew Darden Co-Chief Executive Officer By: /s/ FRANK M. SVOBODA Frank M. Svoboda Co-Chief Executive Officer By: /s/ THOMAS P. KALMBACH Thomas P. Kalmbach Executive Vice President and Chief Financial Officer By: /s/ M. SHANE HENRIE M. Shane Henrie Corporate Senior Vice President and Chief Accounting Officer Date: February 22, 2023 Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. By: /s/ LINDA L. ADDISON * By: /s/ MARILYN A. ALEXANDER * Linda L. Addison Marilyn A. Alexander Director Director By: /s/ CHERYL D. ALSTON * By: /s/ MARK A. BLINN * Cheryl D. Alston Mark A. Blinn Director Director By: /s/ JAMES P. BRANNEN * By: /s/ JANE BUCHAN * James P. Brannen Jane Buchan Director Director By: By: /s/ GARY L. COLEMAN * Alice S. Cho Gary L. Coleman Director Director By: /s/ LARRY M. HUTCHISON * By: /s/ ROBERT W. INGRAM * Larry M. Hutchison Robert W. Ingram Director Director By: /s/ STEVEN P. JOHNSON * By: /s/ DARREN M. REBELEZ * Steven P. Johnson Darren M. Rebelez Director Director By: By: /s/ MARY E. THIGPEN * David A. Rodriguez Mary E. Thigpen Director Director Date: February 22, 2023 *By: /s/ THOMAS P. KALMBACH Thomas P. Kalmbach Attorney-in-fact 137 GL 2022 FORM 10-K

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Annual Report 2022 G lo b e Life Inc. 2022 A nnual Rep ort 3700 S Stonebridge Dr McKinney, Texas 75070 GlobeLifeInsurance.com G lo b e Life Inc. 2022 A nnual Rep ort t ri r i , s l if I s r .